Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

among

ZIMVIE INC.,

ZEB BUYER, LLC

and

ZIMMER BIOMET SPINE, INC.

(solely for the purposes set forth herein)

Dated as of December 15, 2023

TABLE OF CONTENTS

		Page
SECTION 9.12	WAIVER OF JURY TRIAL	116
SECTION 9.13	Transferred Company Limited Guarantee	116
SECTION 9.14	No Recourse.	118

Exhibit

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Brand Licensing Agreement
Exhibit C	Steps Plan
Exhibit D	Reference Working Capital Statement
Exhibit E	Real Estate Separation Agreements
Exhibit F	Form of Promissory Note
Exhibit G	Form of Net Economic Benefit Agreement

Schedule

Schedule I	Select Business Group Member Employees
Schedule II	Deferred Market Outside Dates
Schedule III	Deferred Market Regulatory Roadmap

INDEX OF DEFINED TERMS

Defined Term	Location of Definition
401(k) Plan	Section 5.06(g)
Accounting Principles	Section 9.06(b)
Action	Section 3.14(a)
Actual Fraud	Section 9.06(b)
Affiliate	Section 9.06(b)
Affiliate Agreement	Section 3.21
Affiliate Contract	Section 9.06(b)
Agreed Allocation	Section 5.07(g)
Agreement	Preamble
Alternative Financing	Section 5.20(g)
Alternative Proposal	Section 9.06(b)
Announcement	Section 5.08
Anti-Corruption Law(s)	Section 9.06(b)
Antitrust Laws	Section 9.06(b)
Applicable Area	Section 9.06(b)
Applicable Jurisdictions	Section 6.01(a)
Asset Allocation	Section 5.07(g)
Assumed Benefit Plan	Section 9.06(b)
Assumed Liability	Section 9.06(b)
Available Insurance Policies	Section 5.21(b)
Bankruptcy Exceptions	Section 2.02
Benefit Plan	Section 9.06(b)
Brand Licensing Agreement	Section 1.03(b)(iv)
Brazil Subsidiary	Section 9.06(b)
Business	Section 9.06(b)
Business Assets	Section 9.06(b)
Business Collective Bargaining Agreement	Section 9.06(b)
Business Continuing Credit Support Obligation	Section 5.17(b)
Business Day	Section 9.06(b)
Business Employee	Section 9.06(b)
Business Employee on Leave	Section 5.06(c)
Business Group	Section 9.06(b)
Business Group Member	Section 9.06(b)
Business Group Products	Section 9.06(b)
Business Intellectual Property	Section 9.06(b)
Business Registered Intellectual Property	Section 3.09(a)
Business Tax Audit Amount	Section 9.06(b)
Business Tax Item	Section 9.06(b)
Cash	Section 9.06(b)
Change of Control Payments	Section 9.06(b)

Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Change of Control Payments	Section 1.04(b)
Closing Date	Section 1.02
Closing Indebtedness	Section 1.04(b)
Closing Statement	Section 1.04(b)
Closing Transaction Expenses	Section 1.04(b)
Closing Working Capital	Section 1.04(b)
Closing Year Annual Bonuses	Section 5.06(d)
Code	Section 9.06(b)
Commitment Letters	Section 9.06(b)
Confidentiality Agreement	Section 5.03(a)
Consent	Section 2.03(b)
Contingent Workers	Section 3.16(b)
Continuing Employee	Section 5.06(b)
Contract	Section 9.06(b)
Controlled Group Liability	Section 9.06(b)
Copyrights	Section 9.06(b)
Coverage Claims	Section 5.21(b)
COVID-19	Section 9.06(b)
COVID-19 Measures	Section 9.06(b)
Credit Agreement	Section 9.06(b)
Credit Support Obligations	Section 9.06(b)
Current Assets	Section 9.06(b)
Current Liabilities	Section 9.06(b)
Current Representation	Section 9.07(a)
D&O Indemnitee	Section 5.13(a)
D&O Indemnitees	Section 5.13(a)
Debt Commitment Letter	Section 9.06(b)
Debt Financing	Section 9.06(b)
Debt Financing Sources	Section 9.06(b)
Debt Financing Sources Related Party	Section 9.06(b)
Deferred Local Business	Section 9.06(b)
Deferred Market Closing	Section 1.06(b)
Deferred Market Closing Date	Section 9.06(b)
Deferred Market Outside Date	Section 9.06(b)
Deferred Market Regulatory Roadmap	Section 1.06(d)
Deferred Markets	Section 9.06(b)
Deferred Markets Conditions	Section 9.06(b)
Deloitte	Section 9.07(a)
Designated Seller Subsidiary	Recitals
Determination	Section 9.06(b)
Disputed Items	Section 1.04(c)
Distribution Agreements	Section 9.06(b)
Distribution Date	Section 3.11(a)(v)

DOJ	Section 5.04(d)
Domain Names	Section 9.06(b)
DPA	Section 4.12
Effective Time	Section 1.02
Environmental Laws	Section 9.06(b)
Equity Commitment Letter	Section 9.06(b)
Equity Commitment Party	Recitals
Equity Financing	Section 9.06(b)
Equity Interest	Section 9.06(b)
ERISA	Section 9.06(b)
ERISA Affiliate	Section 9.06(b)
Estimated Cash	Section 1.04(a)
Estimated Closing Change of Control Payments	Section 1.04(a)
Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Closing Transaction Expenses	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
Exchange Act	Section 9.06(b)
Excluded Assets	Section 9.06(b)
Excluded Liabilities	Section 9.06(b)
FDCA	Section 3.18(a)
Final Closing Date Amount	Section 9.06(b)
Final Purchase Price Allocations	Section 5.07(g)
Financial Information	Section 9.06(b)
Financial Information Date	Section 3.06(c)
Financing	Section 9.06(b)
Financing Uses	Section 4.06(f)
Foreign Direct Investment Laws	Section 9.06(b)
French Business	Section 1.07(a)
French Business Transfer	Section 1.07(a)
French Group Subsidiaries	Section 1.07(a)
French Pre-Closing Reorganization	Section 1.07(a)
French Put Option	Section 1.07(b)
French Put Option Letter	Section 1.07(b)
FTC	Section 5.04(d)
GAAP	Section 9.06(b)
Governmental Authority	Section 9.06(b)
Group Companies	Section 9.06(b)
Group Subsidiary	Section 9.06(b)
Guarantor	Recitals
Hazardous Substances	Section 9.06(b)
HIPAA	Section 3.18(j)
Incidental Licenses	Section 9.06(b)
Indebtedness	Section 9.06(b)

indemnified party	Section 8.06(a)
indemnifying party	Section 8.06(a)
Independent Expert	Section 9.06(b)
Initial Closing Date Amount	Section 9.06(b)
Insurance Policy	Section 3.22(a)
Intellectual Property	Section 9.06(b)
Intercompany Accounts	Section 9.06(b)
IP Agreements	Section 3.09(i)
IP Assignment Agreement	Section 3.09(f)
IRS	Section 9.06(b)
IT Systems	Section 9.06(b)
Judgment	Section 2.03(a)
Knowledge	Section 9.06(b)
Law	Section 2.03(a)
Leased Real Property	Section 3.08(c)
Liens	Section 9.06(b)
Limited Guarantee	Section 4.11
Losses	Section 8.01(a)
Malicious Code	Section 3.10(c)
Material Adverse Effect	Section 9.06(b)
Material Contract	Section 3.11(a)
Material Customers	Section 3.23(a)
Material Suppliers	Section 3.23(a)
Medical Device	Section 3.18(a)
Merger Control Authority	Section 9.06(b)
Multiemployer Plan	Section 9.06(b)
Names	Section 9.06(b)
NASDAQ	Section 2.03(b)
NEB Employee	Section 5.06(n)
Net Economic Benefit Agreement	Section 9.06(b)
Notice of Disagreement	Section 1.04(c)
Open Source Software	Section 9.06(b)
Ordinary Course of Business	Section 9.06(b)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.08(a)
Patents	Section 9.06(b)
Permits	Section 3.12(b)
Permitted Liens	Section 9.06(b)
Person	Section 9.06(b)
Personal Information	Section 9.06(b)
Post-Closing Representation	Section 9.07(a)
Pre-Closing Separate Return	Section 9.06(b)
Pre-Closing Tax Period	Section 9.06(b)
Privacy Laws	Section 9.06(b)
Projections	Section 4.08(a)

Promissory Note	Section 9.06(b)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Entity	Section 4.02
Purchaser Fundamental Representations	Section 9.06(b)
Purchaser Indemnitees	Section 8.01(a)
Purchaser Local Subsidiary	Section 1.06(d)
Purchaser Material Adverse Effect	Section 4.01
Purchaser Parties	Section 9.07(a)
Purchaser Plans	Section 5.06(e)
Purchaser Portion	Section 5.16(a)
Purchaser Related Parties	Section 7.03(c)
Purchaser Releasees	Section 5.18(b)
Purchaser Releasors	Section 5.18(a)
Purchaser Tax Act	Section 9.06(b)
Qualifying Offer	Section 5.06(c)
Real Estate Separation Agreements	Section 9.06(b)
Real Property Lease	Section 9.06(b)
Reference Time	Section 9.06(b)
Reference Working Capital Statement	Section 9.06(b)
Regulatory Permits	Section 3.18(i)
Related Parties	Section 9.06(b)
Release Letter	Section 1.03(b)(vii)
Representatives	Section 9.06(b)
Restraints	Section 6.01(a)
Restricted Cash	Section 9.06(b)
Restricted Financing Amendments	Section 5.20(f)
Sanctions	Section 9.06(b)
Securities Act	Section 9.06(b)
Seller	Preamble
Seller Business	Section 9.06(b)
Seller Consolidated Group	Section 9.06(b)
Seller Continuing Credit Support Obligation	Section 5.17(a)
Seller Disclosure Letter	Section 9.06(b)
Seller Fundamental Representations	Section 9.06(b)
Seller Group	Section 9.06(b)
Seller Indemnitees	Section 8.02(a)
Seller Material Adverse Effect	Section 2.03(a)
Seller Portion	Section 5.16(a)
Seller Releasees	Section 5.18(a)
Seller Releasors	Section 5.18(b)
Seller Retained Intellectual Property	Section 5.27(a)
Seller’s 401(k) Plan	Section 5.06(g)
Seller’s Counsel	Section 9.07(a)
Separation Agreement	Section 9.06(b)

Shared Contract	Section 9.06(b)
Social Security Act	Section 3.18(e)
Steps Plan	Section 5.15(a)(i)
Subsidiary	Section 9.06(b)
Target Working Capital	Section 9.06(b)
Tax Claim	Section 8.07(a)
Tax Return	Section 9.06(b)
Taxes	Section 9.06(b)
Taxing Authority	Section 9.06(b)
Termination Fee	Section 7.03(a)
Third-Party Claim	Section 8.07(a)
Trade Secrets	Section 9.06(b)
Trademarks	Section 9.06(b)
Transaction Agreements	Section 9.06(b)
Transaction Expenses	Section 9.06(b)
Transactions	Section 1.01
Transfer Taxes	Section 9.06(b)
Transferred Assets	Section 9.06(b)
Transferred Company	Preamble
Transferred Company Guaranteed Obligations	Section 9.13(a)
Transferred Company Guaranty	Section 9.13(a)
Transferred Equity Interests	Recitals
Transferred HR Liabilities	Section 5.06(f)(i)
Transferring Plans	Section 5.06(a)
Transition Period	Section 5.09
Transition Services Agreement	Section 1.03(a)(iv)
Union	Section 3.16(c)
Voting Company Debt	Section 3.03
Voting Subsidiary Debt	Section 3.04
WARN Act	Section 3.16(e)
Workers’ Compensation Claim	Section 9.06(b)
Workers’ Compensation Event	Section 9.06(b)
Working Capital	Section 9.06(b)

EQUITY PURCHASE AGREEMENT

EQUITY PURCHASE AGREEMENT, dated as of December 15, 2023 (this “Agreement”), is entered into by and among ZIMVIE INC., a Delaware corporation (“Seller”), ZEB BUYER, LLC, a Delaware limited liability company (“Purchaser”), and ZIMMER BIOMET SPINE, INC., a Delaware corporation (the “Transferred Company”). Certain capitalized terms used in this Agreement are defined in Section 9.06(b).

WHEREAS, Seller or a wholly owned direct or indirect Subsidiary of Seller (the “Designated Seller Subsidiary”) will hold, as of immediately prior to the Closing and following the completion of the transactions described in Section 5.15(a), all of the issued and outstanding equity interests of the Transferred Company (the “Transferred Equity Interests”);

WHEREAS, Purchaser desires to purchase the Transferred Equity Interests from Seller, and Seller desires to sell (or to cause the Designated Seller Subsidiary to sell) the Transferred Equity Interests to Purchaser, pursuant to the terms and conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, H.I.G. Middle Market LBO Fund IV, L.P., a Delaware limited partnership (the “Equity Commitment Party”), has entered into and delivered the Equity Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Equity Commitment Party (in such capacity, the “Guarantor”) has entered into and delivered the Limited Guarantee with respect to certain obligations of Purchaser under this Agreement on the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the Business Group Member employee listed on Schedule I hereto has entered into a new employment agreement with a member of the Group Companies, dated as of the date hereof, which will become effective as of, contingent upon the occurrence of, the Closing; and

WHEREAS, Seller and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Seller and Purchaser hereby agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Equity Interests; Closing

SECTION 1.01 Purchase and Sale of the Transferred Equity Interests. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall (or shall cause the Designated Seller Subsidiary to) sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller (or the Designated Seller Subsidiary), free any clear of any Liens (other than transfer restrictions under applicable securities Laws), the Transferred Equity Interests, for an aggregate purchase price of $375,000,000, comprised of $60,000,000 in the form of the Promissory Note and $315,000,000 in cash (collectively, the “Purchase Price”), payable as set forth in Section 1.03, subject to adjustment as provided in Section 1.04. The purchase and sale of the Transferred Equity Interests, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements (including, with respect to Seller and its Affiliates, the pre-closing reorganization contemplated by Section 5.15) are referred to collectively herein as the “Transactions”.

SECTION 1.02 Closing Date. Subject to Section 1.06 and Section 1.07, the closing of the Transactions (the “Closing”) shall take place remotely by electronic (including pdf, DocuSign or otherwise) exchange of documents and signatures on the third Business Day following the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another date, time or place is agreed to in writing by Seller and Purchaser; provided that, without the prior written consent of Purchaser and Seller, in no event shall the Closing be earlier than the later of (x) 40 days after the date hereof and (y) ten Business Days following the date on which the French Put Option may first be exercised by Seller pursuant to the terms of the French Put Option Letter (it being agreed that, notwithstanding the foregoing, this proviso shall not operate to delay the Closing beyond the tenth calendar day prior to the Outside Date). The date on which the Closing occurs is referred to as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date (the “Effective Time”).

SECTION 1.03 Transactions to be Effected at the Closing.

(a) At the Closing, Purchaser shall deliver to Seller, and Seller shall accept on behalf of itself (or the Designated Seller Subsidiary):

(i) payment by wire transfer of immediately available funds to a bank account designated in writing by Seller at least two Business Days prior to the Closing Date, in an amount equal to the cash portion of the Initial Closing Date Amount (such cash portion being equal to the Initial Closing Date Amount minus $60,000,000);

(ii) the executed Promissory Note;

(iii) the certificate required to be delivered pursuant to Section 6.03(c);

(iv) the Transition Services Agreement, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Purchaser;

(v) the Brand Licensing Agreement, duly executed by Purchaser; and

(vi) the Net Economic Benefit Agreement, duly executed by Purchaser.

(b) At the Closing, Seller shall deliver (or cause the Designated Seller Subsidiary to deliver) to Purchaser:

(i) certificates representing all certificated Transferred Equity Interests and customary instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller or the Designated Seller Subsidiary, as applicable;

(ii) the certificate required to be delivered pursuant to Section 6.02(c);

(iii) the Transition Services Agreement, duly executed by Seller;

(iv) the Brand Licensing Agreement, substantially in the form attached hereto as Exhibit B (the “Brand Licensing Agreement”), duly executed by Seller;

(v) the Net Economic Benefit Agreement, duly executed by Seller;

(vi) the certificates required to be delivered pursuant to Section 5.07(f);

(vii) evidence reasonably acceptable to Purchaser (including a customary letter of acknowledgement of partial release from the administrative agent and collateral agent under the Credit Agreement (the “Release Letter”)) of the release, discharge and termination effective as of the Closing (such evidence shall include, to the extent applicable, UCC-3 terminations, Intellectual Property security agreement terminations, account control agreement terminations and mortgage releases, drafts of which, in each case, Seller shall provide to Purchaser at least five (5) Business Days prior to Closing), of (i) any Liens (other than Permitted Liens) on the Transferred Equity Interests, the Group Companies or any of their respective assets securing the obligations of Seller or any of its Subsidiaries under the Credit Agreement and (ii) any guarantees of indebtedness for borrowed money provided by any of the Group Companies in respect of the obligations of Seller or any of its Subsidiaries under the Credit Agreement;

(viii) evidence that the Affiliate Contracts set forth on Section 3.11(a)(xi) of the Seller Disclosure Letter, if any, have been terminated (without cost or penalty to Purchaser) on or before the Closing and that neither the Group Companies nor Purchaser shall have any further liability thereunder as of or after the Closing Date;

(ix) evidence of the filing with the Office of Incentives for Businesses in Puerto Rico of a request seeking approval for the change of control of EBI PR under the Puerto Rico Tax Decree in connection with the transactions contemplated by this Agreement; and

(x) duly executed copies of each of the other Transaction Agreements to which any Business Group Member or any of their respective Affiliates is a party.

SECTION 1.04 Purchase Price Adjustment.

(a) Not less than three Business Days but no more than five Business Days prior to the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of (i) Closing Cash (“Estimated Cash”), (ii) Closing Working Capital (“Estimated Working Capital”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Closing Transaction Expenses (“Estimated Closing Transaction Expenses”), (v) Closing Change of Control Payments (“Estimated Closing Change of Control Payments”) and (vi) the Initial Closing Date Amount, together with the working papers of Seller and each Group Company necessary to support the calculations set forth in the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles. Prior to the Closing, Seller and Purchaser shall cooperate in good faith to agree upon the calculations in the Estimated Closing Statement and the Initial Closing Date Amount; provided that if despite such good faith efforts Seller and Purchaser are unable to agree upon the Initial Closing Date Amount, then the Initial Closing Date Amount determined by Seller (as modified by the good faith agreement of Seller and Purchaser, if any, pursuant to the terms of this Section 1.04) shall control.

(b) Within 120 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth (i) Cash as of the Reference Time (but giving effect to any subsequent cash dividends or distributions to Seller or its Subsidiaries (other than the Group Companies) prior to the Closing) (“Closing Cash”), (ii) Working Capital as of the Reference Time (“Closing Working Capital”), (iii) Indebtedness as of the Reference Time (but giving effect to any subsequent incurrence of Indebtedness prior to the Closing) (“Closing Indebtedness”), (iv) Transaction Expenses incurred but not paid prior to the Closing (“Closing Transaction Expenses”), (v) Change of Control Payments to the extent not paid prior to the Closing (“Closing Change of Control Payments”) and (vi) the Final Closing Date Amount. The Closing Statement shall be prepared in accordance with the Accounting Principles and the terms of this Agreement.

(c) During the 60 calendar day period following Purchaser’s delivery of the Closing Statement, Seller and the accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 shall be permitted to review the working papers of Purchaser and each Group Company relating to the Closing Statement. The Closing Statement shall become final, binding and non-appealable upon the parties on the 60th calendar day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date, which disagreement shall be limited to mathematical errors and calculations of amounts not being made in accordance with the Accounting Principles and this Agreement. Any Notice of Disagreement shall specify in reasonable detail the item(s) (the “Disputed Items”), dollar amount(s), nature and basis of any disagreement so asserted and Seller’s calculation of the Final Closing Date Amount. Seller shall be deemed to have agreed with all other items contained in the Closing Statement that are not Disputed Items specified in the Notice of Disagreement. If a Notice of Disagreement is delivered to Purchaser within the 60 calendar day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final, binding and non-appealable upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing the Disputed Items specified in the Notice of Disagreement; and (ii) the date on which any remaining Disputed Items are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04. During the 30 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing the Disputed Items specified in the Notice of Disagreement; provided that all negotiations between Purchaser and Seller regarding the matters specified in such Notice of Disagreement shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the U.S. Federal Rules of Evidence and any comparable applicable state rule of evidence. If Purchaser and Seller have not resolved all Disputed Items at the end of such 30 calendar day period, Purchaser and /or Seller may submit to the Independent Expert for review any and all Disputed Items that remain in dispute. The parties shall instruct the Independent Expert to render its decision as to such remaining Disputed Items and the effect of its decision on the Closing Statement and the calculation of the Final Closing Date Amount as promptly as practicable but in no event later than 45 calendar days after such submission and to consider only the Disputed Items which Purchaser and Seller are unable to resolve. Each of Seller and Purchaser shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the Disputed Items; provided that no party shall be obligated to provide access or information if such party determines, in its reasonable judgment, that doing so would violate any applicable Law, or jeopardize protection of attorney client privileges. In the event any party (or any of its Affiliates or representatives) participates in teleconferences or meetings with, or make presentations to, or otherwise has correspondence with the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings and presentations and receive copies of such correspondence. The terms of the appointment and engagement of the Independent Expert shall be agreed upon between the parties in writing.

(d) Seller and Purchaser shall jointly instruct the Independent Expert that, in resolving any such Disputed Items, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to each remaining Disputed Item (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either party or less than the smallest value for such Disputed Item claimed by either party in the Closing Statement or in the Notice of Disagreement and (iv) shall make its determinations as to each Disputed Item (but, for the avoidance of doubt, only Disputed Items) and calculation of the Final Closing Date Amount in accordance with the Accounting Principles and the terms and definitions set forth in this Agreement.

(e) Seller and Purchaser shall jointly instruct the Independent Expert that the final determination by the Independent Expert of the Disputed Items submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each Disputed Item submitted to it pursuant to Section 1.04(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each matter.

(f) Absent manifest error, the resolution of Disputed Items by the Independent Expert shall be final, binding and non-appealable on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be allocated between Seller, on the one hand, and Purchaser, on the other hand, inversely proportionately to the portion of the aggregate contested amount awarded to Purchaser on the one hand, and Seller, on the other hand, as determined by the Independent Expert.

(g) Within five Business Days after the Closing Statement becomes final, binding and non-appealable upon the parties:

(i) if the Final Closing Date Amount is less than the Initial Closing Date Amount, Seller shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser; or

(ii) if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller.

(h) During the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser shall preserve the records of the Group Companies on which the Closing Statement is to be based and not take any action with respect to such records that would obstruct, prevent or otherwise affect the procedures or the results of the procedures set forth in this Section 1.04. During the period from the delivery of the Closing Statement until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser shall afford, and shall cause each Group Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours to the properties, books, Contracts, personnel and records of the Group Companies used to prepare the Closing Statement, and the work papers of Purchaser and the Group Companies, relevant to the adjustments contemplated by this Section 1.04; provided that Purchaser shall not be obligated to provide access or information if Purchaser determines, in its reasonable judgment, that doing so would violate any applicable Law, or jeopardize protection of attorney client privileges.

SECTION 1.05 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, local or non-U.S. Tax Law. Purchaser shall use commercially reasonable efforts to (a) provide Seller with written notice of its (or its Affiliates’) intention to deduct or withhold and of the amounts subject to deduction or withholding as soon as reasonably practicable and prior to the anticipated time of payment and (b) provide Seller a reasonable opportunity to deliver or cause to be delivered such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding. Purchaser shall reasonably cooperate and shall cause its Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement. To the extent that amounts are deducted or withheld in accordance with this Section 1.05 and paid to the appropriate Taxing Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 1.06 Deferred Markets.

(a) Notwithstanding anything to the contrary in this Agreement, due to the requirements of applicable Law and the need to obtain certain Consents from Governmental Authorities, the transfer of legal title to the Transferred Assets in each Deferred Market to Purchaser (or a Subsidiary thereof) and the assumption of the Assumed Liabilities in each Deferred Market by Purchaser (or a Subsidiary thereof) shall not take place at the Closing, but shall instead be deferred until the applicable Deferred Market Closing Date.

(b) With respect to each Deferred Market, on the applicable Deferred Market Closing Date, (i) Seller shall, and shall cause its Subsidiaries to, transfer legal title to the Transferred Assets in such Deferred Market (including, with respect to Brazil, the Equity Interests of the Brazil Subsidiary) to Purchaser (or the applicable Purchaser Local Subsidiary) free and clear of all Liens (other than Permitted Liens) and (ii) Purchaser shall (or shall cause the applicable Purchaser Local Subsidiary to) assume the Assumed Liabilities in such Deferred Market from Seller and its Subsidiaries, in each case (as applicable), pursuant to instruments of transfer, assignment, conveyance and assumption that are customary in the applicable local jurisdiction prepared by Seller and in form and substance reasonably satisfactory to Purchaser, in each case, for no additional consideration and in accordance with the Steps Plan. The closing of any such deferred transfer (a “Deferred Market Closing”) shall be deemed to be effective as of 12:01 a.m., New York City time, on the applicable Deferred Market Closing Date.

(c) With respect to each Deferred Market, from and after the Closing and until the applicable Deferred Market Closing, the applicable Deferred Local Business shall be held and operated by Seller (or a Subsidiary thereof) in accordance with and pursuant to the terms and conditions of the Net Economic Benefit Agreement.

(d) With respect to each Deferred Market, Purchaser and Seller shall cooperate with each other and use (and cause their respective Subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions (including those outlined in the “Deferred Market Regulatory Roadmap” attached hereto as Schedule III), and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper and advisable to cause the applicable Deferred Markets Conditions to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the applicable Deferred Market Closing. In furtherance of the foregoing, except as otherwise set forth in the Steps Plan, Purchaser shall, as promptly as reasonably practicable following the date hereof, (i) form a Subsidiary in each Deferred Market (a “Purchaser Local Subsidiary”) and qualify such Purchaser Local Subsidiary to do business in such Deferred Market and (ii) prepare and file all filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents that are necessary, proper or advisable to obtain all such regulatory approvals necessary for such Purchaser Local Subsidiary to operate the applicable Deferred Local Business.

(e) Notwithstanding the deferral of the transfer or assumption of any assets or liabilities pursuant to this Section 1.06, such assets and liabilities shall nevertheless continue to constitute Transferred Assets and Assumed Liabilities, as applicable, for all other purposes of this Agreement.

SECTION 1.07 Excluded French Business.

(a) Notwithstanding anything to the contrary herein, unless Seller has exercised the French Put Option in accordance with the terms of the French Put Option Letter, Seller shall not be required to, and shall not, (i) take any actions contemplated by Section 5.15 or the Steps Plan with respect to the Subsidiaries of Seller organized in France (as set forth on Section 1.07 of the Seller Disclosure Letter, the “French Group Subsidiaries”) or any assets or liabilities thereof (such actions, the “French Pre-Closing Reorganization”), (ii) take any actions contemplated by Section 5.06(a) with respect to the employees of the French Group Subsidiaries or (iii) directly or indirectly transfer LDR Medical S.A.S or any assets or liabilities thereof (the “French Business”) to Purchaser at the Closing (the “French Business Transfer”).

(b) Purchaser hereby unconditionally and irrevocably undertakes to purchase the French Business in accordance with and subject to the terms and conditions set forth in this Agreement and in the French Put Option Letter (the “French Put Option”). If Seller elects to exercise the French Put Option pursuant to the terms of the letter agreement, dated as of the date hereof, by and between Seller and Purchaser (the “French Put Option Letter”), (i) the provisions of Section 1.07(a) shall thereafter cease to apply, (ii) Seller shall be obligated to effect the French Pre-Closing Reorganization and the French Business Transfer in accordance with the terms hereof and (iii) Purchaser shall be obligated to accept the direct or indirect transfer of the French Business at the Closing in accordance with the terms hereof.

(c) If Seller does not exercise the French Put Option prior to the French Put Option Termination Date (as defined in the French Put Option Letter), (i) none of the representations, warranties, covenants or agreements made by Seller hereunder shall be deemed to have been made with respect to the French Group Subsidiaries, the French Pre-Closing Reorganization and the French Business, and any purported inaccuracy of any such representation or warranty or purported breach of any such covenant or agreement, in each case, as it relates to the French Group Subsidiaries, the French Pre-Closing Reorganization, the French Business and the French Business shall be deemed to have been waived by Purchaser (to the extent that no damage is suffered by any Group Companies other than the French Group Subsidiaries as a result of any actions or failure to act of a French Group Subsidiary that should be covered by any representations, warranties, covenants or agreements made by Seller hereunder regarding the Group Subsidiaries), (ii) any disclosure set forth in the Seller Disclosure Letter as it relates specifically and only to the French Group Subsidiaries, the French Pre-Closing Reorganization, the French Business and the French Business shall be deemed to have been omitted and (iii) none of the assets or liabilities of the French Business shall constitute Transferred Assets or Assumed Liabilities, as applicable; provided that, for the avoidance of doubt, nothing in this Section 1.07(c) shall operate as a waiver of the condition to Purchaser’s obligations set forth in Section 6.02(f).

(d) Seller and Purchaser acknowledge that nothing in this Agreement shall constitute a binding commitment from Seller to initiate, implement or consummate the French Pre-Closing Reorganization or the subsequent French Business Transfer until and unless the French Put Option is exercised by Seller in accordance with the terms of the French Put Option Letter.

(e) The French Put Option shall enter into force at the date hereof simultaneously with this Agreement. Seller hereby accepts the benefit of the French Put Option and may, at its own discretion, elect to exercise the French Put Option in accordance with the terms of the French Put Option Letter.

ARTICLE II

Representations and Warranties Relating to Seller and the Transferred Equity Interests

Except as set forth in the Seller Disclosure Letter (it being understood that any information, item or matter set forth in one section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement solely to the extent that it is reasonably apparent based upon the context and content of such disclosure that such information, item or matter is relevant to such other section or subsection), Seller hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.01 Organization and Standing; Power.

(a) Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Seller has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Seller (and, if applicable, the Designated Seller Subsidiary) has the requisite corporate or other organizational power and authority to enable it to own the Transferred Equity Interests. Seller has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action. Seller has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in an Action in equity or at Law) (the “Bankruptcy Exceptions”). The execution, delivery and performance by Seller (and, if applicable, the Designated Seller Subsidiary) of each other Transaction Agreement to which it is or will be party and the consummation by Seller (and, if applicable, the Designated Seller Subsidiary) of the

Transactions have been, or with respect to the Designated Seller Subsidiary (if applicable) will be at the Closing, duly authorized by all necessary corporate or other organizational action. Seller (and, if applicable, the Designated Seller Subsidiary) has, or the Designated Seller Subsidiary (if applicable) will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 2.03 No Conflicts; Consents.

(a) The execution, delivery and performance by Seller (and, if applicable, the Designated Seller Subsidiary) of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by Seller (and, if applicable, the Designated Seller Subsidiary) with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Seller (or, if applicable, the Designated Seller Subsidiary) under, (i) the organizational documents of Seller (or, if applicable, the Designated Seller Subsidiary) or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.05(b) are obtained prior to the Closing Date, the representations and warranties of Purchaser in Section 4.12 are accurate and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.05(b) are made prior to the Closing Date, (A) any Material Contract or other Contract material to the Business, in each case to which Seller (or the Designated Seller Subsidiary) is a party or by which any of Seller’s (or the Designated Seller Subsidiary’s) properties or assets is bound or (B) any judgment, ruling, order, award, decision, injunction, charge, writ, decree, subpoena or verdict entered, issued, made or rendered by any Governmental Authority (a “Judgment”) or any federal, state, local or foreign statute, law, common law, ordinance, rule or regulation enacted, adopted, issued or promulgated by any Governmental Authority (a “Law”) applicable to Seller (or, if applicable, the Designated Seller Subsidiary) or either of their properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay, interfere with, hinder or impair the consummation by Seller (and, if applicable, the Designated Seller Subsidiary) or the Transferred Company of any of the Transactions on a timely basis or the compliance by Seller with its obligations under this Agreement or otherwise have a material adverse effect on the ability of Seller to consummate the Transactions (a “Seller Material Adverse Effect”).

(b) Assuming the accuracy of the representations and warranties of Purchaser in Section 4.12, no consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Seller (or, if applicable, the Designated Seller Subsidiary) in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) compliance with the applicable requirements of the Exchange Act, (ii) compliance with the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”), (iii) compliance with any applicable state securities or blue sky laws, (iv) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws, (v) compliance with applicable Laws relating to the licensing and/or registration of Business Group Products, (vi) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (vii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.

(c) There are not any (i) outstanding Judgments against Seller or any Designated Seller Subsidiary or their Affiliates, (ii) Actions pending or, to the Knowledge of Seller, threatened against Seller, any Designated Seller Subsidiary or their Affiliates or (iii) investigations by any Governmental Authority that are, to the Knowledge of Seller, pending or threatened against Seller, any Designated Seller Subsidiary or their Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect.

SECTION 2.04 The Transferred Equity Interests. Seller or the Designated Seller Subsidiary is the sole record and beneficial owner of each of the Transferred Equity Interests and has good and marketable title to the Transferred Equity Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws. Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon the Closing, Purchaser shall be the sole record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than Liens on transfer imposed under applicable securities Laws or those arising from acts of Purchaser or its Affiliates.

SECTION 2.05 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, except Centerview Partners LLC, whose fees and expenses will be paid by or on behalf of Seller.

ARTICLE III

Representations and Warranties Relating to the Group Companies and the Business

Except as set forth in the Seller Disclosure Letter (it being understood that any information, item or matter set forth in one section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement solely to the extent that it is reasonably apparent on its face based upon the context and content of such disclosure that such information, item or matter is relevant to such other section or subsection), Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing as follows:

SECTION 3.01 Organization and Standing; Power.

(a) Each of the Group Companies is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Each Group Company is qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to (i) be material to the Group Companies, taken as a whole, or (ii) prevent or materially delay, interfere with, hinder or impair (A) the consummation of any of the Transactions on a timely basis or (B) the compliance by Seller with its obligations under the Transaction Agreements to which it is or will be a party.

(b) True, correct and complete copies of the articles of association, articles of incorporation, by-laws or other applicable constitutional or organizational documents of each Group Company, each as amended, modified or supplemented, have been previously made available to Purchaser and are valid and in full force and effect and such Group Company is not in violation of any provision thereof.

(c) Section 3.01(c) of the Seller Disclosure Letter lists for each Group Company as of the date hereof (i) the members of the board of directors, managers, management board and officers, as the case may be, and (ii) such Group Company’s Employer Identification Number (EIN).

SECTION 3.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by the Transferred Company of this Agreement and the consummation by the Transferred Company of the transactions contemplated hereby have been duly authorized by all necessary organizational action. The Transferred Company has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 3.03 Capitalization. Seller or the Designated Seller Subsidiary is the sole member of the Transferred Company. Except for the Transferred Equity Interests, there are no shares of capital stock or other Equity Interests of the Transferred Company issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of the Transferred Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”). As of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Transferred Company is party or by which the Transferred Company is bound (A) obligating the Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests of the Transferred Company, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other Equity Interest in the Transferred Company or any Voting Company Debt or (B) obligating the Transferred Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no other agreements to which the Transferred Company is a party, or among the holders of the Transferred Equity Interests, with respect to the voting of the Transferred Equity Interests.

SECTION 3.04 The Group Subsidiaries. Section 3.04 of the Seller Disclosure Letter sets forth, as of immediately prior to the Closing and after giving effect to the transactions described in Section 5.15(a), the authorized capitalization of each Group Subsidiary, the number of shares of capital stock or other Equity Interests of each such Group Subsidiary and the record and beneficial owners thereof, such Group Subsidiary’s jurisdiction of organization and the percentage of its Equity Interests directly or indirectly held by the Transferred Company. All of the outstanding shares of capital stock or other Equity Interests of each of the Group Subsidiaries that will be directly or indirectly held by the Transferred Company after giving effect to the transactions described in Section 5.15(a) are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concept is applicable), were not issued in violation of any applicable Law or preemptive or other similar rights and, after giving effect to the transactions described in Section 5.15(a), will be owned by the Transferred Company or by another Group Subsidiary free and clear of Liens, other than any Permitted Liens. There are no bonds, debentures, notes or other indebtedness of any of the Group Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters which holders of shares of capital stock or other Equity Interests of such Group Subsidiaries may vote (“Voting Subsidiary Debt”). There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Group Subsidiary is party or by which any such Group Subsidiary is bound (A) obligating any such Group Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in any such Group Subsidiary, or any security convertible into, or exercisable or exchangeable for, any capital stock of or other Equity Interest in any such Group Subsidiary or any Voting Subsidiary Debt or (B) obligating any such Group Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no other agreements to which any Group Subsidiary is a party, or among the holders of shares of capital stock or other Equity Interests of such Group Subsidiaries, with respect to the voting of such capital stock or Equity Interests. As of Closing, except for its interests in the Group Subsidiaries, the Transferred Company does not own, directly or indirectly, any capital stock or other Equity Interests of any Person.

SECTION 3.05 No Conflicts; Consents.

(a) Neither the execution, delivery and performance of the Transaction Agreements nor the consummation of the Transactions will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the Business Assets under (i) the organizational documents of any Business Group Member or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.05(b) are obtained prior to the Closing Date, the representations and warranties of Purchaser in Section 4.12 are accurate and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.05(b) are made and any waiting periods thereunder have terminated or expired prior to the Closing Date, (A) any Material Contract or (B) any Judgment or Law applicable to any Business Group Member or any of their respective Business Assets, other than, in the case of clause (ii) above, any such items that would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

(b) Assuming the accuracy of the representations and warranties of Purchaser in Section 4.12, no Consent of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to any Business Group Member in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) compliance with the applicable requirements of the Exchange Act, (ii) compliance with the rules and regulations of NASDAQ, (iii) compliance with any applicable state securities or blue sky Laws, (iv) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws, (v) compliance with applicable Laws relating to the licensing and/or registration of Business Group Products and (vi) those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

SECTION 3.06 Financial Information; No Undisclosed Liabilities; Internal Controls over Financial Reporting.

(a) Section 3.06(a) of the Seller Disclosure Letter sets forth a true and correct copy of the Financial Information. The Financial Information has been prepared in all material respects in accordance with GAAP and on that basis fairly presents in all material respects the results of operations of the Business for the period indicated therein.

(b) Seller maintains proper and adequate internal accounting controls for each Business Group Member at a consolidated level that are sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Business and the assets of the Business Group Members and transactions are recorded as necessary to enable preparation of financial statements in accordance with GAAP. The Financial Information reflects the information used by the Seller Group in the preparation of the audited financial statements of Seller as of and for their respective dates and for the periods then ending.

(c) There are no liabilities of the Business Group Members of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet prepared in accordance with GAAP as of the date of this Agreement, except liabilities (i) reflected or reserved against in the Financial Information, (ii) incurred since September 30, 2023 (the “Financial Information Date”) in the Ordinary Course of Business, (iii) as contemplated by this Agreement or the other Transaction Agreements or otherwise incurred in connection with the Transactions, (iv) under any Material Contract which arose in the Ordinary Course of Business and did not result from any default, tort, breach of contract or breach of warranty or (v) that are commingled payables that would constitute Current Liabilities, which are not material to the Business Group Members, taken as a whole.

(d) The accounts receivable of the Business Group Members reflected on the unaudited statement of certain assets and liabilities to be assumed included in the Financial Information or generated since the Financial Information Date are, and all accounts receivable to be reflected in the final calculation of Closing Working Capital as determined pursuant to Section 1.04 will be, bona fide receivables representing amounts due in favor of the Business Group Members for actual, arm’s length transactions entered into in the Ordinary Course of Business and with respect to which full performance has been fully rendered. Such accounts receivable represent legal, valid, enforceable and binding obligations of the obligors stated thereon in accordance with GAAP and are not subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except to the extent reserved against the accounts receivable. All of the accounts receivable of the Business Group Members as of the Closing Date will be current and collectible, except to the extent any reserve for bad debts is included as a current liability in the final calculation of Closing Working Capital. The reserves against the accounts receivable for returns, allowances, chargebacks and bad debts are commercially reasonable and have been determined in accordance with GAAP.

(e) The accounts payable of the Business Group Members reflected on the unaudited statement of certain assets and liabilities to be assumed included in the Financial Information or generated since the Financial Information Date are, and all accounts payable to be reflected in the final calculation of Closing Working Capital as determined pursuant to Section 1.04 will be, bona fide payables representing amounts due by the Business Group Members for actual, arm’s-length transactions entered into in the Ordinary Course of Business and with respect to which full performance has been rendered. Such accounts payable have either been paid, are not yet due and payable in the Ordinary Course of Business, or are being contested by the Business Group Members in good faith.

(f) Section 3.06(f) of the Seller Disclosure Letter contains a true, correct and complete description of all indebtedness for borrowed money, as of the date hereof, of the Group Companies, the applicable obligor and obligee, the Contract governing such indebtedness, the principal amount of such indebtedness and all accrued but unpaid interest thereunder.

(g) All inventory of the Business, whether or not reflected in the Financial Information, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in the Financial Information. All inventory of the Business is owned by a Group Company free and clear of all Liens, and no inventory is held by a Group Company on a consignment basis. The inventory disposed of subsequent to the date of the Financial Information has been disposed of only in the Ordinary Course of Business.

SECTION 3.07 Personal Property. The Group Companies will have, after giving effect to the transactions described in Section 5.15(a), good and marketable title to, or a valid leasehold interest in, all of the material personal property constituting Transferred Assets, in each case free and clear of any Liens (other than any Permitted Liens). Except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, all such assets are free of patent and latent defects, have been maintained in accordance with normal industry practice, and are in in good operating condition in all respects and in a state of good maintenance and repair, subject to normal wear and tear given the use and age of such assets, and usable in the Ordinary Course of Business.

SECTION 3.08 Real Property.

(a) Section 3.08(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the addresses and registered tract information of all real property owned by any Business Group Member that is used primarily in the conduct of the Business (the “Owned Real Property”). No Business Group Member owns any real property that is used primarily in the conduct of the Business other than the Owned Real Property. In addition, (i) a Group Company will have, after giving effect to the transactions described in Section 5.15(a), good and insurable fee simple title (or the equivalent in any applicable foreign jurisdiction) to each Owned Real Property, that is free and clear of all Liens other than Permitted Liens, (ii) except as would not, individually or in the aggregate, be material to the Business Group Members, taken as a whole, there is no condemnation or other proceeding in eminent domain, pending or, to the Knowledge of Seller, threatened, affecting any Owned Real Property or any portion thereof or interest therein, (iii) other than Permitted Liens, the applicable Group Company has not leased, hypothecated, encumbered, assigned or granted to any third party a right to use or occupy all or any portion of any Owned Real Property and the applicable Group Company is in exclusive possession thereof and of all easements, licenses or rights as are necessary and material to the current conduct of the Business thereon, (iv) except as would not, individually or in the aggregate, be material to the Business Group Members, taken as a whole, the buildings, plants, improvements, structures, building systems, fixtures, including, without limitation, heating, ventilation, air conditioning systems, mechanical, electrical, plumbing, sewer, storm, waste water systems, irrigation, parking facilities, roof, foundation, load-bearing walls and floors included in the Owned Real Property are in good condition and repair except for reasonable maintenance and repairs and ordinary wear and tear, (v) to the Knowledge of Seller, no Group Company is a party to any unrecorded agreements with owners or users of real property adjacent to the Owned Real Property relating to the use, operation or maintenance thereof or any adjacent real property which could reasonably be expected to adversely affect the Business in any material respect, (vi) all real estate Taxes due and payable with respect to the Owned Real Property have been paid in full, other than Permitted Liens, and the Group Companies have not received written notice from any Governmental Authority concerning pending special assessments with regard to the Owned Real Property, (vii) to the Knowledge of Seller, there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any Owned Real Property or any portion thereof or interest therein, and (viii) except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, no Group Company has received written notice from any insurance company or board of fire underwriters of any defects in or on the Owned Real Property that could reasonably be expected to adversely affect the insurability of the Owned Real Property or cause any increase in the premiums for insurance for the Owned Real Property, that have not been cured or repaired.

(b) (i) Except as would not, individually or in the aggregate, be material to the Business Group Members, taken as a whole, the Owned Real Property is in compliance with all applicable zoning, building or other land use Laws and all insurance requirements affecting the Owned Real Property, (ii) except as would not, individually or in the aggregate, be material to the Business Group Members, taken as a whole, the applicable Group Company has not received any written notice of any claimed and uncured violation of any zoning, building or other land use Laws applicable to the Owned Real Property, (iii) to the Knowledge of Seller, each parcel of Owned Real Property is legally served by all utility services or systems necessary for the current operation of the Business thereon, and each such utility service enters the Owned Real Property from an adjoining public street or a valid easement in favor of the supplier of such utility service, (iv) the Owned Real Property has legal access to a public right of way or valid private easement for access to a public right of way, (v) to the Knowledge of Seller, the current use and occupancy of the Owned Real Property and the operation of the Business as currently conducted thereon do not violate in any material respects any easement, covenant, condition, restriction or similar provision in any instrument of record affecting the Owned Real Property, and (vi) there is no Action pending, or to the Knowledge of Seller, threatened, against the Owned Real Property.

(c) Section 3.08(c) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the addresses of all real property leased, occupied, subleased or licensed by (or will be leased, occupied, subleased or licensed by, after giving effect to the transactions described in Section 5.15(a)) a Group Company from any third party (in each case, whether as tenant, subtenant, licensee or other occupant) for the conduct of the Business (the “Leased Real Property”) and the corresponding Real Property Leases. In addition, (i) a Group Company will have, after giving effect to the transactions described in Section 5.15(a), a good and valid leasehold, subleasehold, occupancy or license interest (as lessee, sublessee or licensee) in each Leased Real Property, that is free and clear of all Liens other than Permitted Liens, (ii) to the Knowledge of Seller, there is no condemnation or other proceeding in eminent domain, pending or threatened, affecting any Leased Real Property or any portion thereof or interest therein, (iii) other than Permitted Liens, the applicable Group Company has not subleased or granted to any third party a right to use or occupy all or any portion of such Leased Real Property and there are no assignments out of the Group Companies for all or any portion of the premises covered under the Real Property Leases, (iv) each Real Property Lease is in full force and effect and except as would not, individually or in the aggregate, reasonably be expected to be material to Group Companies, taken as a whole, the applicable Group Company is in compliance with such Real Property Lease and (v) the transactions contemplated by this Agreement will not require consent from any lessor or sublessor under Real Property Leases.

(d) (i) To the Knowledge of Seller, the buildings, plants, improvements, structures, building systems, fixtures, including, without limitation, heating, ventilation, air conditioning systems, mechanical, electrical, plumbing, sewer, storm, waste water systems, irrigation, parking facilities, roof, foundation, load-bearing walls and floors included in each Leased Real Property are in good condition and repair except for reasonable maintenance and repairs and ordinary wear and tear, (ii) except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, the applicable Group Company has not received any written notice of any claimed and uncured material violation of any zoning, building or other land use Laws applicable to the Leased Real Property, (iii) other than Permitted Liens, the possession and quiet enjoyment of the Leased Real Property by each applicable Group Company is not currently disturbed and there are no unresolved disputes with any lessor under the Real Property Leases, (iv) to the Knowledge of Seller, no security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach of or default under such Real Property Lease that has not been redeposited in full, (v) no Group Company, or to the Knowledge of Seller, any lessor or sublessor under any Real Property Lease, is in, and to the

Knowledge of Seller, is not alleged to be in, material breach or default under any Real Property Lease, and there is no event, but for the passage of time or the giving of notice or both would constitute or result in any such material breach or default by any Group Company or, to the Knowledge of Seller, such lessor or sublessor, (vi) no Group Company owes any outstanding brokerage commissions or finder’s fees with respect to any Real Property Lease and (vii) no Group Company has collaterally assigned or granted any other Lien over the Leased Real Property (or any interest therein), other than Permitted Liens.

SECTION 3.09 Intellectual Property; IT Systems.

(a) Section 3.09(a) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of the registered (and applications for registration of) Business Intellectual Property (the “Business Registered Intellectual Property”), along with, for each item of Business Registered Intellectual Property, (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, and (C) the issuance, registration or application date and number of such item. A Group Company will be, after giving effect to the transactions described in Section 5.15(a), the sole and exclusive owner of the Business Registered Intellectual Property, free and clear of all Liens other than Permitted Liens. All of the Business Registered Intellectual Property is subsisting , valid and enforceable, and all necessary fees and filings with respect to all Business Registered Intellectual Property have been timely submitted to the relevant Governmental Authorities to maintain such Business Registered Intellectual Property in full force and effect.

(b) A Group Company, after giving effect to the transactions described in Section 5.15(a), will own, will be licensed or otherwise will have the valid and sufficient rights to use all Intellectual Property used or necessary to conduct the Business as conducted as of the date hereof, and, after Closing, other than rights granted under the Transition Services Agreement and the Brand Licensing Agreement, shall continue to own or have the rights to use all such Intellectual Property without any material loss, forfeiture or impairment of such rights; provided that nothing in this Section 3.09(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.09(c)(ii). The consummation of the transactions set forth in this Agreement shall not result in the grant by any Group Company to any Person of any ownership interest or other right with respect to any Business Intellectual Property.

(c) There are no Judgments or Actions pending or, to the Knowledge of Seller, threatened (i) challenging the validity, ownership or enforceability of any of the Business Intellectual Property or (ii) alleging that any Business Group Member is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(d) (i) To the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated the rights of any Business Group Member with respect to any Business Intellectual Property and (ii) since the Distribution Date, the operation or conduct of the Business as conducted as of the date of this Agreement, including the making, using, selling, offering for sale and importing of Business Group Products, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, the Business Group Members have used commercially reasonable efforts, consistent with accepted industry practices, to implement reasonable measures to (i) protect and maintain the confidentiality and proprietary nature of the material Business Intellectual Property and any third party Intellectual Property or confidential information within the possession or control of the Business Group and (ii) maintain and safeguard the confidentiality of the material Trade Secrets included in the Business Intellectual Property (including entering into appropriate confidentiality agreements with employees with access to any such material Business Intellectual Property or material Trade Secrets).

(f) Since the Distribution Date, all employees, consultants, and contractors of the Business Group Members who have developed within the scope of their employment or engagement with a Business Group Member any material Intellectual Property used by the Business have entered into appropriate assignment agreements, presently assigning all of their right, title and interest, and waiving any moral rights that are not assignable under law, in any such Intellectual Property to the Business Group Members (“IP Assignment Agreement”). No current or former equityholder, officer, director, employee, consultant or advisor of any Business Group Member has any claim, right (whether or not currently exercisable), or ownership interest in any Business Intellectual Property or has excluded any Intellectual Property from his or her IP Assignment Agreement. To the Knowledge of Seller, no employee of any Business Group Member is in breach of any contract with any former employer or other Person concerning Intellectual Property or confidentiality due to his or her activities as an employee of such Business Group Member.

(g) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create any material Business Group Products (or any of the Intellectual Property related thereto) or is being used to develop any Business Group Products currently under development, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights in or licenses to use or otherwise exploit such Business Intellectual Property or the right to receive royalties.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, the Business Group Members have complied in all material respects with the requirements of the licenses for any Open Source Software included in the Business Intellectual Property; and no Business Group Member is required to provide any source code of software included in the Business Intellectual Property to any party pursuant to any of the licenses for Open Source Software or as a result of using any of the Open Source Software (other than the Open Source Software itself).

(i) Section 3.09(i) of the Seller Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any Person developed, develops, improves, or improved any material Business Group Products or any Business Group Products currently under development, (ii) pursuant to which any Intellectual Property is licensed, sold, assigned or otherwise conveyed, provided to, or otherwise permitted to be used by any Business Group Member or (iii) pursuant to which any Business Group Member has granted to any Person any material right or interest in any Business Intellectual Property, in each case, excluding Incidental Licenses, a copy of which has been provided to Purchaser (collectively, the “IP Agreements”).

SECTION 3.10 Data Privacy and Technology; Information Security.

(a) The Business Group Members are in compliance in all material respects with all Privacy Laws. Since the Distribution Date, the Business Group Members have taken commercially reasonable measures, consistent with accepted industry standards, that are designed to protect the confidentiality, privacy and security of any Personal Information within the possession or control of the Business Group from unauthorized access, use, disclosure, modification, or deletion.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, since the Distribution Date, no Business Group Member has experienced any breach, failure, outage or unauthorized use of or access to the IT Systems or has been subject to any breach or unauthorized uses of or access to Personal Information within the possession or control of the Business Group.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the IT Systems operate and perform in all respects as required to permit the Business Group Members to conduct the Business (taken as a whole) as conducted as of the date hereof. The Business Group Members have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, that protect the Business Group Products and the IT Systems from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement or destruction of, software, data or other materials (“Malicious Code”). Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of Seller, the Business Group Products and IT Systems are free from Malicious Code.

SECTION 3.11 Contracts.

(a) Section 3.11(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract. For purposes of this Agreement, “Material Contract” means those Contracts in effect as of the date of this Agreement to which any Business Group Member is a party to or is bound by, or to which any of the Transferred Assets is subject, and that is any of the following, but excluding in each case (x) any Benefit Plan, (y) any Business Collective Bargaining Agreement and (z) any Contract that is an Excluded Asset and to which no Group Company will be bound by after giving effect to the transactions described in Section 5.15(a), and, in each case, for which no Business Group Member will be subject to any liability after the Closing:

(i) Shared Contract relating to the Business;

(ii) Joint venture, partnership or other similar arrangement involving a sharing of profits, losses, costs or Indebtedness with a third party and that is related to the Business, other than with respect to any partnership that is wholly owned by any Business Group Member;

(iii) Contract that provides for indebtedness for borrowed money of any Group Company (or, to the extent such indebtedness constitutes an Assumed Liability, any other Business Group Member), other than (A) indebtedness solely between or among any Group Company (or such Business Group Member) or (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course of Business and having an outstanding or committed amount less than $250,000;

(iv) Contract under which any Business Group Member, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the Ordinary Course of Business);

(v) Contract relating to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $1,000,000 that was entered into after March 1, 2022 (the “Distribution Date”), excluding (A) acquisitions or dispositions of inventory, machinery or supplies in the Ordinary Course of Business or (B) dispositions of assets or properties that are no longer used or useful in the conduct of the Business;

(vi) Real Property Lease underlying Leased Real Property of any Group Company with annual rental payments in excess of $100,000;

(vii) Contract requiring any capital expenditure related to the Business in an amount in excess of $1,000,000 in any calendar year;

(viii) Contract entered into since the Distribution Date that is a settlement agreement relating to the Business requiring payment of money in excess of $250,000 or involving any material ongoing injunctive or equitable relief or otherwise imposing material ongoing restrictions on the business activities of the Business, taken as a whole;

(ix) Contract that contains provisions that (A) grant a “most favored nation” or most favored customer pricing to any Person, (B) prohibit in any Business Group Member from competing in or conducting any line of business or (C) grant a right of exclusivity to any Person that prevents any Business Group Member from entering any geographic territory;

(x) the IP Agreements;

(xi) the Affiliate Agreements;

(xii) Contracts with any staffing, leasing or employment agency or recruited regarding temporary, leased or non-permanent labor or employees;

(xiii) Contract with any Material Supplier;

(xiv) Contract with any Material Customer; or

(xv) Contract not otherwise listed above that would reasonably be expected to require payments to or from any Business Group Member in excess of $1,000,000 per annum.

(b) Except (x) with respect to any Contract that has expired in accordance with its terms, been terminated, restated or replaced or (y) would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, (i) subject to the Bankruptcy Exceptions, each Material Contract is valid and binding on the Business Group Members to the extent such Person is a party thereto, as applicable, and to the Knowledge of Seller, each other party thereto, and is in full force and effect, (ii) each Business Group Member, and, to the Knowledge of Seller, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, (iii) no Business Group Member has received written notice of the existence of any breach or default on the part of such Business Group Member under any Material Contract and (iv) to the Knowledge of Seller, the counterparty under such Material Contract is not in breach or default thereof. True, complete and correct copies of each Material Contract have been made available to Purchaser.

SECTION 3.12 Compliance with Laws; Permits.

(a) Each Business Group Member is, and has been since the Distribution Date, in compliance in all material respects with all Laws or Judgments applicable to such Business Group Member.

(b) Except with respect to Regulatory Permits, which are the subject of Section 3.18, each Business Group Member holds all licenses, franchises, permits, certificates, consents, approvals, authorizations, designations, waivers, exemptions, deviations and registrations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of the Business (including with respect to the ownership of, and operations at, the Owned Real Property) from and after the Closing as currently conducted, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole. All such Permits are, and immediately following the Transaction will continue to be, valid and in full force and effect, and no condition exists that, with notice or lapse of time or both, would constitute a default under any such Permit, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

(c) Each Business Group Member and their directors, officers and employees acting in such capacity are and, to the Knowledge of Seller, each of its and their other agents acting on its or their behalf is, and have been since the Distribution Date, in compliance with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder or any other applicable Laws relating to bribery, corruption or money laundering.

SECTION 3.13 Taxes.

(a) All income Tax Returns and other material Tax Returns required to be filed with any Taxing Authority by or on behalf of any Group Company have been timely filed (taking into account all valid extensions) and all such Tax Returns are complete and accurate in all material respects.

(b) Each Group Company has paid all material Taxes required to have been paid by it (whether or not shown as owing on a Tax Return) other than Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c) From and after the Distribution Date, each Group Company has withheld all material Taxes required to be withheld by it in connection with amounts paid to employees, independent contractors, stockholders, creditors and other third parties and has timely paid such withheld Taxes to the appropriate Taxing Authority.

(d) There are no Liens (other than Permitted Liens) for Taxes upon the Transferred Equity Interests or any assets of a Group Company.

(e) There are no material ongoing audits, examinations, contests or other Actions with respect to Taxes of any Group Company (other than as a result of such Group Company being a member of a Seller Consolidated Group). No deficiencies for any material Taxes have been proposed, asserted or assessed against any Group Company in writing that have not been fully paid or resolved.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations for the collection or assessment of Taxes of any Group Company, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course or as a result of such Group Company being a member of a Seller Consolidated Group.

(g) No Group Company has received written notice from any jurisdiction in which such Group Company does not file Tax Returns that such Group Company is or may be required to file Tax Returns in such jurisdiction.

(h) Each Group Company is and at all times has been resident for Tax purposes solely in the country in which it is incorporated. No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is incorporated or organized.

(i) No Group Company is or has been a member of any affiliated group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return (other than a group of which Seller or any Affiliate of Seller is the common parent).

(j) Other than the Distribution Agreements, no Group Company is a party to or bound by any Tax allocation or indemnification agreement (other than (x) agreements entered into in the Ordinary Course of Business and the principal purpose of which is not the allocation or indemnification of Taxes and (y) agreements solely among Group Companies).

(k) No Group Company has engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(l) From and after the Distribution Date, each Group Company has maintained in all material respects documentation (including applicable transfer pricing studies) in connection with any material related party transaction in accordance with any provisions of any applicable Tax Law which requires that such documentation be maintained.

(m) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable provision of any applicable Tax Law) executed on or prior to the Closing Date, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of any applicable Tax Law) with respect to a Pre-Closing Tax Period, (v) installment sale or open transaction disposition made prior to the Closing Date, (vi) prepaid income eligible for deferral under the Code or Treasury Regulations promulgated thereunder (including, without limitation, pursuant to Sections 455 or 456 of the Code, Treasury Regulation Section 1.451-5 and Revenue Procedure 2004-34, 2004-22 I.R.B. 991) received on or prior to the Closing Date, (vii) the application of Sections 951, 951A or 965 of the Code or (viii) an ownership interest in any “passive foreign investment company” with the meaning of Section 1297 of the Code.

(n) At no time during the two (2) year period ending on the date hereof was a Group Company a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 of the Code.

(o) The Transferred Company is, and has been at all times since the consummation of the transactions described in Section 5.15(a), properly treated for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes) as an “entity disregarded as separate from its owner” within the meaning of Treasury Regulation Section 301.7701-3(b)(1)(ii). Section 3.13(o) of the Seller Disclosure Letter sets forth, as of immediately prior to the Closing and after giving effect to the transactions described in Section 5.15(a): (i) the status of each Group Subsidiary (as a corporation, partnership or disregarded entity) for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes), and (ii) for any Group Subsidiary incorporated or organized outside the United States, the income Tax status of such Group Subsidiary in the jurisdiction in which such Group Subsidiary is incorporated or organized.

(p) From and after the Distribution Date, each Group Company has complied in all material respects with respect to any “escheat”, “abandoned property”, “unclaimed property”, or other similar Laws.

(q) The Puerto Rico Tax Decree is effective and in good standing. Seller has no Knowledge of any event or circumstance related to the Seller, any of the Group Companies, or EBI PR that could reasonably be expected to prevent or delay the approval of the change of control. The activity conducted by EBI PR is an “Eligible Business,” and EBI PR is an “Exempt Business,” as such terms are defined in Act 73-2008. EBI PR is in compliance with the requirements of the Puerto Rico Tax Decree, and neither the Seller nor EBI PR have received any written notice or communication to the effect that there has been an alleged failure to comply with EBI PR’s obligations in connection with the Puerto Rico Tax Decree and/or that a procedure to consider the revocation of the Puerto Rico Tax Decree will commence or has commenced.

SECTION 3.14 Legal Proceedings.

(a) As of the date hereof there is no, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, prior to the Closing there will be no, (i) legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) pending or, to the Knowledge of Seller, threatened (A) against any Business Group Member, or any officer or director of any Business Group Member in their capacity as such, or (B) for which any Business Group Member may be liable by operation of Law or required to reimburse or indemnify any other Person, or (ii) Judgment imposed upon any Business Group Member.

(b) Since the Distribution Date through the date of this Agreement, (i) no Business Group Member has received or been involved in or been subject to any material written complaints, allegations, claims or Actions, or to the Knowledge of Seller, unwritten formal allegations or complaints, relating to alleged or actual sexual harassment by any employee or former employee of any Business Group Member, and (ii) no Business Group Member has entered into a settlement Contract with any Person that involves material allegations of sexual harassment by any employee of such Business Group Member.

SECTION 3.15 Benefit Plans.

(a) Section 3.15(a) of the Seller Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Benefit Plan and identifies those Benefit Plans that are material Assumed Benefit Plans. With respect to each such material Benefit Plan, Seller has provided to Purchaser true and complete copies (to the extent applicable) of the plan document (or, if appropriate, a form thereof) and all amendments thereto (or, if such Benefit Plan is unwritten, a written description of the material terms thereof), and the current favorable determination or opinion letter issued by the IRS. In addition to the documents set forth in the preceding sentence, with respect to each material Assumed Benefit Plan, Seller has provided to Purchaser copies of the following (as applicable): (A) the most recent annual report on Form 5500 filed with the IRS along with all required statements and attachments, (B) the current summary plan description along with all subsequent summaries of material modifications thereto, (C) each insurance or group annuity contract or other funding vehicle, (D) non-discrimination and compliance testing results for the most recent completed plan year, (E) audited financial statements and actuarial valuations and reports for the last completed plan year; and (F) any material non-routine correspondence with any Governmental Authority within the past year concerning such Assumed Benefit Plan.

(b) Each Benefit Plan has been established, maintained, operated, funded and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

(c) Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and nothing has occurred and no facts, circumstances or any events exist that would reasonably be expected to adversely affect such Benefit Plan’s qualified status under Section 401(a) of the Code.

(d) With respect to the Assumed Benefit Plans, all required contributions and other payments have been timely made or (to the extent not yet due) properly accrued for prior to the date hereof.

(e) There are no material pending, or to the Knowledge of Seller, threatened claims (other than routine claims for benefits) by, on behalf of or against any Assumed Benefit Plan or any trust related thereto and no audit, investigation, examination or other Action by a Governmental Authority is pending, or to the Knowledge of Seller, threatened with respect to any Assumed Benefit Plan.

(f) None of the Benefit Plans are, and no Business Group Member nor any their respective ERISA Affiliates sponsors, maintains, contributes to or is required to contribute to has our would reasonably be expected to have any liability (including, actual or contingent liability) or obligation with respect to: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 302 or Title IV of ERISA or Sections 412 or 430 of the Code, (ii) any Multiemployer Plan, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a “multiple employer plan” as described in Section 413(c) of the Code, or (v) a voluntary employee benefit association (as defined in Section 501(a)(9) of the Code). No Controlled Group Liability has been incurred by the Group Companies nor do any circumstances exist that would reasonably be expected to result in Controlled Group Liability to any of the Group Companies following the Closing.

(g) No Benefit Plan provides to any current or former Business Employee, and no Business Group Member has any current or potential obligation to provide to any Person, post-termination, post-ownership or retiree health or welfare benefits, other than as required by the Consolidated Omnibus Budget Reconciliation Act or similar state Law for which the covered Person pays the full cost of coverage. No member of the Group Companies (i) has incurred (whether or not assessed) or could reasonably be expected to incur any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or (ii) has any material liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(h) With respect to each Benefit Plan that is maintained outside of the United States that provide benefits in respect of any Business Employee who is primarily based outside of the United States, such Benefit Plan (i) has been established, maintained and administered in compliance in all respects with its terms and conditions and with all applicable Laws; (ii) if is intended to qualify for special tax treatment has been determined to quality for such treatment; and (iii) if is intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

(i) Each Assumed Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been established, administered, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable regulations guidance thereunder and no material amount under any such Assumed Benefit Plan is, has been or is reasonably expected to be subject to any Tax under Section 409A of the Code.

(j) Except as set forth on Section 3.15(j) of the Seller Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event, including but not limited to a termination of employment) will (i) entitle any current or former Business Employee or Contingent Worker to any payment or any increase in payment under any Benefit Plan, (ii) accelerate the time of payment, funding or vesting of any benefit due to any current or former Business Employee under any Benefit Plan, (iii) result in any payments or benefits to any current or former Business Employee under any Benefit Plan that, individually or in combination with any other payment or benefit, could constitute the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 or 409A of the Code, or (iv) give rise to any withdrawal liability with respect to any Multiemployer Plan. None of the Group Companies has any obligation to “gross-up”, “make-whole”, or otherwise indemnify any individual for the imposition of any Tax under Sections 4999 or 409A of the Code.

SECTION 3.16 Labor Matters.

(a) Section 3.16(a) of the Seller Disclosure Letter contains a complete and accurate list, as of no later than five (5) Business Days prior to the date hereof, of all Business Employees describing for each such employee: (i) the position held; (ii) whether classified as exempt or non-exempt for wage and hour purposes; (iii) date of hire; (iv) work location; (v) whether paid on a salary, hourly or commission basis; (vi) regular hourly wage, annual salary or commission rate, as applicable; (vii) full or part time; (viii) target bonus and commission; (ix) leave status (i.e., active or inactive). Except with respect to Benefit Plans (including individual employment arrangements), Business Collective Bargaining Agreements or applicable Law, each Business Employee is at-will and the Group Companies have no severance obligations as to any such Business Employee.

(b) Section 3.16(b) of the Seller Disclosure Letter contains a complete and accurate list, as of no later than five (5) Business Days prior to the date hereof, of all the individual independent contractors, temporary employees or leased employees, in each case of the Group Companies, performing services with respect to the operation of the Business and classified by the Group Companies as other than an employee or compensated other than through wages paid by the Group Companies through its payroll departments and reported on a Form W-2 (“Contingent Workers”), which list provides for each such Contingent Worker his or her start date of services.

(c) There is no, and since the Distribution Date there has been no, (i) labor strike, picketing of any nature or lockout pending or, to the Knowledge of Seller, threatened, against or affecting the business of the Group Companies or (ii) labor dispute, work stoppage, slowdown or any other material concerted interference with normal operations, pending or, to Knowledge of Seller, threatened, against or affecting the business of the Group Companies, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole. Section 3.16(c) of the Seller Disclosure Letter sets forth, with respect to the Group Companies, each Business Collective Bargaining Agreement. Except as set forth in Section 3.16(c) of the Seller Disclosure Letter, the Group Companies have no duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative of any Business Employees or Contingent Workers (each, a “Union”) representing any Business Employees with respect to the wages, hours or other terms and conditions of employment of any Business Employee. There is no unfair labor practice charge or complaint pending, or to Knowledge of Seller, threatened against or otherwise affecting the Group Companies and no grievance brought by a Union or pursuant to a Business Collective Bargaining Agreement is pending or, to the Knowledge of Seller, threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole.

(d) Other than as set forth in Section 3.16(d) of the Seller Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole: (i) each Group Company is in compliance with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, employment equality, immigration (including the Immigration Reform Control Act of 1986), human rights, pay equity and workers’ compensation; (ii) the Group Companies are not delinquent in any payments to any Business Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such Business Employees or Contingent Workers; (iii) there are no, and since the Distribution Date there have been no, formal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, harassment, retaliation or unfair labor practices) pending or threatened against the Group Companies in any judicial, regulatory or administrative forum or under any private dispute resolution procedure, or internally and (iv) none of the employment policies or practices of the Group Companies are currently being audited or investigated by, or to the Knowledge of Seller, subject to imminent audit or investigation by, any Governmental Authority.

(e) Except as set forth on Section 3.16(e) of the Seller Disclosure Letter, the Group Companies have not, since the Distribution Date, experienced a “plant closing”, “business closing”, or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law affecting any site of employment of the Group Companies.

SECTION 3.17 Absence of Changes or Events. Except as set forth in Section 3.17 of the Seller Disclosure Letter, since December 31, 2022 through the date of this Agreement:

(a) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the Business has been carried on and conducted in all material respects in the Ordinary Course of Business;

(b) there has not been any Material Adverse Effect;

(c) no Business Group Member has: (i) adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization; (ii) made any acquisition (including by merger) of the equity securities or a material portion of the assets of any other Person; or (iii) commenced any new line of business;

(d) no Business Group Member has: (i) sold, leased, transferred, assigned, exclusively licensed or sublicensed, abandoned, or otherwise disposed any of its material assets or property, other than (A) sales of inventory and dispositions of obsolete equipment in the Ordinary Course of Business and (B) dispositions of properties or assets that are no longer used or useful in the conduct of the Business, including leases that have expired by their terms; or (ii) terminated any line of business;

(e) no Business Group Member has made any loans or advances to any Person in excess of $150,000;

(f) no Business Group Member has experienced any damage, destruction or loss (whether or not covered by insurance) to any of its assets or property (tangible or intangible) in excess of $150,000;

(g) no Group Company has made any change in its accounting methods, principles or practices, or made any material election relating to Taxes, changed any material election relating to Taxes already made, adopted or changed any material Tax accounting method, settled or compromised any material audit, examination or other Action by any Taxing Authority of any Governmental Authority relating to Taxes, filed any amended Tax Return, surrendered or compromised any right to claim a material Tax refund, consented to or requested any extension or waiver of any statute of limitations period relating to Taxes, or initiated any voluntary disclosure, Tax amnesty filing or similar action relating to Taxes, in each case, except as required by GAAP, the Code or applicable Law;

(h) no Business Group Member has engaged in any promotional, sales or discount or other activity outside of the Ordinary Course of Business that has or could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(i) no Business Group Member has made any commitment outside of the Ordinary Course of Business or in excess of $2,000,000 in the aggregate for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with its capital expense budget;

(j) except (A) in the Ordinary Course of Business, (B) in connection with a promotion based on job performance, (C) as may be required under applicable Law, any Benefit Plan or Business Collective Bargaining Agreement, or (D) in the case of any action that is generally applicable to employees of Seller and its Affiliates in a particular jurisdiction or geographic area, with respect to any non-Business Employee so long as the action is designed to apply uniformly to eligible employees of Seller or its Affiliates that are not employees in the Business, (1) granted to any Business Employee any material increase in compensation, (2) granted to any Business

Employee any material increase in severance, retention or termination pay, (3) established, adopted, enter into or amended in any material respect any Business Collective Bargaining Agreement or Assumed Benefit Plan, (4) taken any action to accelerate any rights or benefits with respect to any Business Employee under any material Benefit Plan, (5) taken any action to accelerate the vesting or payment of, or established or provided any funding for any rabbi trust or similar arrangement for, any compensation or benefits under any Assumed Benefit Plan, (6) granted or provided to any Business Employee any change-in-control bonus, “single-trigger” or “double-trigger” transaction bonus, retention bonus or other similar payments that are payable solely as a result of the consummation of the Transactions (and not entered into with Purchaser at or prior to the Closing and effective as of the Closing), Tax gross-up, severance or termination benefits (other than Tax equalization, severance or termination benefits that, in each case, are in the Ordinary Course of Business pursuant to existing Contracts or policies), or (7) engaged in any mass layoff or plant closing as such terms are defined under the WARN Act;

(k) no Business Group Member has collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case other than in the Ordinary Course of Business, or taken any other action, or omitted to take any other action, not in the Ordinary Course of Business, which would materially affect Closing Working Capital; and

(l) neither Seller Group with respect to the Business Group nor any Business Group Member has agreed or committed to do any of the foregoing.

SECTION 3.18 Regulatory Matters.

(a) As to each Business Group Product subject to the Federal Food, Drug and Cosmetic Act of 1938, as amended from time to time (including any regulations and guidance promulgated thereunder, the “FDCA”) or similar Laws in any foreign jurisdiction that is or has been developed, manufactured, tested, packaged, labeled, distributed, imported, exported, or marketed or sold by or on behalf of any Business Group Member (each such Business Group Product, a “Medical Device”), each such Medical Device is being or, since the Distribution Date, has been developed, manufactured, tested, packaged, labeled, distributed, imported, exported, marketed or sold in compliance with all applicable requirements under the FDCA and the regulations of the FDA promulgated thereunder and similar Laws in any foreign jurisdiction, including those relating to investigational use, premarket clearance, registration and listing, marketing approval to market a Medical Device, current good manufacturing practices, quality systems regulations and requirements, ISO requirements, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of required reports and security, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Since the Distribution Date, no Business Group Member has received any written notice from the FDA or any other Governmental Authority (i) contesting the investigational device exemption, premarket clearance or premarket approval of, the uses of or the labeling and promotion of any products of any Business Group Member or (ii) otherwise alleging any violation applicable to any Medical Device by any Business Group Member of any Laws.

(b) As of the date of this Agreement, no Medical Device is under consideration by any Business Group Member or, to the Knowledge of Seller, by any Governmental Authority for recall, or, since the Distribution Date, has been recalled, withdrawn, corrected, suspended or discontinued by any Business Group Member in the United States or outside the United States (whether voluntarily or otherwise). As of the date of this Agreement, no Actions in the United States or outside of the United States (whether completed or pending) seeking the recall (whether voluntary or otherwise), removal, correction, withdrawal, suspension, seizure or discontinuance of any Medical Device are pending against any Business Group Member or, to the Knowledge of Seller, any licensee or distributor of any Medical Device, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) As to each Medical Device of any Business Group Member for which a premarket notification submission under Section 510(k) of the FDCA, premarket approval application, premarket notification, investigational device exemption or similar state or foreign regulatory application has been granted, cleared or approved, the Business Group Members are in material compliance with applicable Laws, including the FDCA, and specifically and without limitation, 21 U.S.C. §§ 360 and 360e and 21 C.F.R. Parts 11, 803, 807, 812, 814 or 820, respectively, as applicable, and similar Laws and all terms and conditions of such applications.

(d) No article of any Medical Device manufactured or distributed by any Business Group Member is (i) adulterated within the meaning of 21 U.S.C. § 351 or similar Laws, (ii) misbranded within the meaning of 21 U.S.C. § 352 or similar Laws or (iii) a product that is in violation of 21 U.S.C. §§ 360 and 360e or similar Laws.

(e) None of the Business Group Members or any of their respective directors or officers, nor, to the Knowledge of Seller, any employee, agent or distributor of any Business Group Member, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Since the Distribution Date, none of the Business Group Members or any of their respective directors or officers, nor, to the Knowledge of Seller, any employee or agent of any Business Group Member, has been, or received written notice of action or threat of action to be, convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Since the Distribution Date, none of the Business Group Members or any of their respective directors or officers, nor, to the Knowledge of Seller, any employee or agent of any Business Group Member, has been, or received written notice of action or threat of action to be, convicted of any crime or engaged in any conduct for which disqualification is mandated by 21 CFR 312.70 or any similar Law. Since the Distribution Date, none of the Business Group Members or any of their respective directors or officers, nor, to the Knowledge of Seller, any employee or agent of any Business Group Member, has been, or received written notice of action or threat of action to be, convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Law.

(f) No Business Group Member has received any written notice that the FDA or any other Governmental Authority has (i) commenced, or threatened to initiate, any Action to withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any Medical Device or (ii) commenced, or threatened to initiate, any Action to enjoin manufacture or distribution of any Medical Device produced at any facility where any Medical Device is manufactured, tested, processed, packaged or held for sale.

(g) Each Business Group Member is, and since the Distribution Date, has been, in compliance with: (i) laws, regulations and guidance pertaining to state and Federal Anti-Kickback Statutes (42 U.S.C. §§ 1320a-7b(b), et seq. and their implementing regulations) and the related Safe Harbor Regulations; (ii) laws, regulations and guidance pertaining to submission of false claims to governmental or private health care payors (31 U.S.C. §§ 3729, et seq. and its implementing regulations); and (iii) transparency laws and regulations (including The Physician Payments Transparency Requirements of the Patent Protection and Affordable Care Act of 2010 (codified at 42 U.S.C. § 1320a-7h) and its implementing regulations) relating to reporting of direct or indirect payments and transfers of value provided to physicians and teaching hospitals.

(h) There are no material Actions or material governmental, regulatory or administrative investigations, audits, inquiries or actions, or any facts, circumstances or conditions that would reasonably be expected to form the basis for any Action or governmental, regulatory or administrative investigation, audit, inquiry or action, against or affecting any Business Group Member relating to or arising under (i) the FDCA and the regulations of the FDA promulgated thereunder or similar Laws, (ii) the Public Health Service Act of 1944, (iii) the Social Security Act or regulations of the Office of the Inspector General of the Department of Health and Human Services or similar Laws or (iv) applicable Laws relating to government health care programs, private health care plans or the privacy and confidentiality of patient health information, including United States federal and state Laws pertaining to the Medicare and Medicaid programs, United States federal and state Laws applicable to health care fraud and abuse, kickbacks, physician self-referral, false claims made to a Governmental Authority or government or private health care program, and United States federal or state Laws pertaining to contracting with the government and similar Laws.

(i) Each Business Group Member has in effect all material Permits under the FDCA, and the regulations of the FDA promulgated thereunder and similar Laws in foreign jurisdictions (such Permits, the “Regulatory Permits”), necessary for it to own, lease and operate its properties and other assets and to carry on its business and operations as presently conducted and as currently proposed by its management to be conducted. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there has occurred no default under, or violation of, any such Regulatory Permit.

(j) No Business Group Member is a “Covered Entity”, as that term is defined in 45 C.F.R. § 160.103. Each Business Group Member is not in breach, default, or violation in any material respect of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the regulations promulgated thereunder (including without limitation, the HIPAA Privacy Standards, HIPAA Security Standards and HIPAA Transactions Standards), the Health Information Technology for Economic and Clinical Health Act or any applicable state Laws relating to the confidentiality of medical information.

(k) No Business Group Member has, directly or indirectly, offered or given, no Person has offered or given on their behalf with respect to the business or operations of the Business Group Members, anything of value to: (i) any official, member, employer or customer of a Governmental Authority, any political party or official thereof, or any candidate for political office; (ii) any customer or member of any government; or (iii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of such government or candidate for political office, in each case, with the intent of obtaining any improper advantage, affecting or influencing any act or decision of any such Person, assisting any Business Group Member in obtaining or retaining business for, or with, or directing business to, any Person, or constituting a bribe, kickback or illegal or improper payment to assist any Business Group Member in obtaining or retaining business, or taken any other action in violation of, where applicable, the anti-bribery provisions of the FCPA, or other Laws by other countries implementing the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Officials or other applicable anti-corruption, anti-bribery, recordkeeping and internal controls Laws. No Business Group Member has been subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws. In addition, no Business Group Member, nor any of their respective officers, directors or authorized employees, agents or representatives, has, directly or indirectly, since the Distribution Date, in breach of applicable Laws: (a) violated, aided and abetted the violation of, or conspired to violate any applicable Anti-Corruption Laws; or (b) (i) breached any Sanctions or (ii) engaged in any direct or knowingly indirect business, activities, dealings or transactions, with or for the benefit of any Sanctioned party. No Business Group Member has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law. No Business Group Member has received any notice, request or citation for any actual or potential noncompliance with any Anti-Corruption Law. Each Business Group Member has taken steps and established policies, procedures and internal financial controls reasonably designed to ensure compliance with applicable Anti-Corruption Laws.

SECTION 3.19 Environmental Matters.

(a) Each Business Group Member is, and has been since the Distribution Date, in compliance in all material respects with all applicable Environmental Laws.

(b) No Business Group Member has received any written notice, complaint, suit, order, decree, citation, demand, claim, potentially responsible party letter or request for information, in each case, that is outstanding or unresolved alleging it is or may be responsible for any violation of or liability under any Environmental Law, including any investigatory, remedial or corrective action obligations, relating to any Business Group Member, the Owned Real Property, the Leased Real Property or any real property formerly owned or operated by any Business Group Member.

(c) Each Business Group Member possesses and is, and since the Distribution Date has been, in compliance in all material respects with all Permits required under Environmental Laws for the occupation of its facilities and the operation of its business and there is no action pending or, to the Knowledge of Seller, threatened to modify, revoke, terminate or cancel any such Permits.

(d) As of the date hereof there are no, and, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Group Members, taken as a whole, prior to the Closing there will be no, Actions under or pursuant to Environmental Law pending or, to the Knowledge of Seller, threatened in writing against any Business Group Member.

(e) No Business Group Member is subject to any Judgment imposed by any Governmental Authority under which there are outstanding obligations on the part of any Business Group Member arising under Environmental Laws.

(f) No Business Group Member is conducting or funding any material investigation, cleanup or other remedial activities under Environmental Laws as a result of any actual or potential release, spill, arrangement for disposal or disposal of any Hazardous Substances.

(g) No Business Group Member has used, treated, stored, disposed of, arranged for the disposal of, transported, handled, released or exposed any Person to any Hazardous Substance, in the case of each of the foregoing, in material violation of Environmental Law or in a manner that would give rise to a claim against or material liability of any Business Group Member pursuant to any Environmental Law.

(h) There have been no spills, releases, disposal, discard or other discharge of Hazardous Substances on, at, under or from the Owned Real Property or, to the Knowledge of Seller, the Leased Real Property in quantities, concentrations or conditions that would reasonably be expected to give rise to any material claim against or obligation to conduct any investigatory or remedial action on the part of any Business Group Member under any Environmental Law.

(i) Copies of all material environmental assessment reports, environmental investigation reports and, to the extent completed since the Distribution Date, any other material environmental and OSHA audits, notices or reports (other than routine reporting in the Ordinary Course of Business) relating to the Business Group Members or any real property currently or formerly owned or leased by any Business Group Member that are in the possession or reasonable control of Seller or any Business Group Member have been provided to Purchaser.

SECTION 3.20 Sufficiency of the Assets. At the Closing, taking into account all services and rights to be delivered or given pursuant to the Transaction Agreements and giving effect to the transactions described in Section 5.15(a) and, with respect to each Deferred Market, the applicable Deferred Market Closing, the Group Companies will own or have the valid right to use all of the assets and rights necessary to conduct the Business immediately following the Closing in materially the same manner as the Business is conducted on the date hereof.

SECTION 3.21 Transactions with Affiliates. Section 3.21 of the Seller Disclosure Letter sets forth all Contracts to which any member of the Seller Group or any Affiliate or Subsidiary thereof (other than the Group Companies), on the one hand, and any Group Company, on the other hand, are parties, other than any Benefit Plans (each, an “Affiliate Agreement”), in each case, which will not be settled or terminated prior to the Closing. Except as set forth on Section 3.21 of the Seller Disclosure Letter, no officer, manager, partner, director or, to the Knowledge of Seller, equityholder of any member of the Seller Group, the Group Companies or any Affiliate of the foregoing (other than Business Group Members) or any individual related by blood, marriage or adoption to any such individual, or any entity in which any such Person or individual owns ten percent (10%) or greater beneficial interest: (a) is engaged in any transaction or arrangement or is a party to any Contract with the any Group Company, (b) has any interest in any property, asset or right used by any Group Company or in connection with the Business, (c) owns any Intellectual Property used by any Group Company, (d) owns, directly or indirectly, any stock or other ownership interest or investment in any Person that is engaged in the Business or is a competitor, supplier, customer, lessor or lessee of any Group Company; provided, however, that the foregoing clause (d) shall be deemed not to be made as to the ownership of not more than five percent (5%) of the capital stock of any such Person that has securities registered pursuant to Section 13 or Section 15 of the Securities Exchange Act. For the avoidance of doubt, Section 3.21 of the Seller Disclosure Letter does not set forth any Contracts between a Group Company, on the one hand, and any other Group Company, on the other hand.

SECTION 3.22 Insurance.

(a) Section 3.22(a) of the Seller Disclosure Letter contains a true, correct and complete list of all policies of property, fire and casualty, product liability, workers’ compensation, director and officer, errors and omissions, bond and surety arrangements and other forms of insurance held by, or for the benefit of, any member of the Group Company or which list any member of the Group Company as a named insured (each, an “Insurance Policy”), true and complete copies of which have been made available to Purchaser, and sets forth the following information with respect to each such Insurance Policy: (a) the name of the insurer, the name of the policyholder, the type of coverage and the name of each covered insured; (b) the policy number, policy limits, deductibles, annual premiums and period of coverage; (c) whether the policy is a claims made or an occurrence based policy and (d) a description of any premium adjustment thereunder or any other loss-sharing arrangements. All Insurance Policies (a) are in amounts providing reasonably adequate coverage against all risks customarily incident to the Business and (b) are legal, valid, binding, enforceable and in full force and effect except for any expiration thereof in accordance with the terms thereof. All premiums due and payable on each Insurance Policy have been paid, and, to the Knowledge of Seller, no member of the Group Company is liable for any retroactive premiums or payments. As of the date hereof, no written notice of cancelation or modification has been received by any member of the Group Company, other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

(b) Section 3.22(b) of the Seller Disclosure Letter sets forth a list of all claims in respect of the Business made under the Insurance Policies, or under any other insurance policy, bond or agreement covering the Business, any member of the Group Company or their operations since the Distribution Date.

SECTION 3.23 Material Customers and Suppliers.

(a) Section 3.23(a) of the Seller Disclosure Letter sets forth a correct and complete list of (i) the ten (10) largest customers of the Business Group (the “Material Customers”), determined on a consolidated basis based on the amount of net sales made by the Business Group thereto, for the fiscal year ended December 31, 2022 and for the 9-month period ended September 30, 2023 (and lists the net sales for each), and (ii) (A) the twenty (20) largest suppliers of products and services to the Business Group, determined on a consolidated basis based on the amount of gross purchases made by the Business Group therefrom, for the fiscal year ended December 31, 2022 and for the 9-month period ended September 30, 2023 (and lists the gross purchases for each) (the “Material Suppliers”).

(b) Except as set forth on Section 3.23(b) of the Seller Disclosure Letter, (i) all Material Customers continue to be customers of the Group Companies; (ii) no Business Group Member has received any written or, to the Knowledge of Seller, oral notice, nor do the Business Group Members have any Knowledge, that any Material Customer (A) has ceased or intends to cease or otherwise materially reduce the volume, frequency or rate of buying materials, products or services (or reduce the price or purchase thereof) from the Group Companies, (B) materially change the terms of its relationship or business with the Group Companies, or (C) is threatened with bankruptcy or insolvency; and (iii) no Group Company is involved in any claim, dispute or controversy with any Material Customer.

(c) Except as set forth on Section 3.23(c) of the Seller Disclosure Letter, (i) all Material Suppliers continue to be suppliers of the Group Companies; (ii) no Business Group Member has received any written or, to the Knowledge of Seller, or notice, nor do the Business Group Members have any Knowledge, that any Material Supplier (A) has ceased or intends to cease or otherwise materially reduce the volume, frequency or rate of supplying materials, products or services (or increase the price thereof) to the Group Companies, (B) materially change the terms of its relationship or business with the Group Companies, or (C) is threatened with bankruptcy or insolvency; and (iii) no Group Company is involved in any claim, dispute or controversy with any Material Supplier.

SECTION 3.24 Bank Accounts, Signing Authority, Powers of Attorney. Section 3.24 of the Seller Disclosure Letter sets forth a complete and correct list of the names and locations of all banks and other financial institutions in which any Group Company has accounts or safe-deposit boxes, the applicable account numbers, type of account and the names of all Persons authorized to draw thereon or who have signing or other authority to act with respect thereto. Except as so listed, no Group Company has any account or safe deposit box in any bank or financial institution, and no Person has any power, whether singly or jointly, to sign any checks on behalf of any Group Company, to withdraw any money or other property from any account of any Group Company, or to act under any agency or power of attorney granted by any Group Company at any time for any purpose.

SECTION 3.25 No Reliance. Except as expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement or in any Transaction Agreement, Seller acknowledges and agrees that (a) neither Purchaser, nor any of its Affiliates nor any other Person on their behalf has made or makes, and neither Seller nor the Designated Seller Subsidiary has relied upon, any representation or warranty, whether expressed or implied, with respect to Purchaser and its Affiliates, or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Seller, the Designated Seller Subsidiary, their Affiliates or any of their respective Representatives by or on behalf of Purchaser or any of its Affiliates, and that any such representations or warranties are expressly disclaimed and (b) no Representative of Purchaser or its Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or in any certificate delivered pursuant to this Agreement or in any Transaction Agreement. Notwithstanding anything to the contrary herein, nothing shall waive or prevent claims for Actual Fraud.

SECTION 3.26 No Other Representations Relating to the Group Companies and the Business. Except for the representations and warranties made by Seller in Article II and this Article III (or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement), neither Seller nor any other Person acting on behalf of Seller makes any other representations or warranties of any kind, nature or description, express or implied, and any other such representations or warranties are hereby expressly disclaimed.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

SECTION 4.01 Organization and Standing; Power. Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction in which it is organized. Purchaser has the requisite corporate or other organizational power and authority to enable it to own the Transferred Equity Interests, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Purchaser has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions. Purchaser has all necessary power and authority to carry on its business as presently conducted, other than such Permits the lack of which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay, interfere with, hinder or impair the consummation by Purchaser or any Purchaser Entity of any of the Transactions on a timely basis or the compliance by Purchaser with its obligations under this Agreement or otherwise have a material adverse effect on the ability of Purchaser or any Purchaser Entity to consummate the Transactions (a “Purchaser Material Adverse Effect”).

SECTION 4.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action. Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions. The execution, delivery and performance by Purchaser or an Affiliate of Purchaser that is or will be a party to any Transaction

Agreement (each, a “Purchaser Entity”) of each other Transaction Agreement to which a Purchaser Entity is or will be party and the consummation by the Purchaser Entities of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action. Each Purchaser Entity has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Seller or the other Business Group Member, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 4.03 No Conflicts; Consents. (a) The execution, delivery and performance by each Purchaser Entity of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by the Purchaser Entities with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, (i) the organizational documents of the Purchaser Entities or (ii) assuming that the Consents referred to in Section 4.03(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 4.03(b) are made and any waiting periods thereunder have terminated or expired prior to the Closing Date, (A) any Contract to which any Purchaser Entity is a party or by which any of their respective properties or assets is bound or (B) any Judgment or applicable Law applicable to the Purchaser Entities or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) As of the date of this Agreement, no Consent of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to each Purchaser Entity in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws, and (ii) those that may be required by reason of the participation of Seller and the Transferred Company or any Business Group Member or any of their respective Affiliates in the Transactions.

SECTION 4.04 Legal Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its Affiliates, (b) Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, or (c) investigations by any Governmental Authority that are, to the Knowledge of Purchaser, pending or threatened against Purchaser or any of its Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05 Securities Act. Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof. Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law.

SECTION 4.06 Financing.

(a) Purchaser has delivered to Seller true, complete and correct copies of (i) the Debt Commitment Letter, dated as of the date hereof, from the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the Debt Financing in the aggregate amounts set forth therein for the purposes of funding a portion of the Financing Uses and (ii) the Equity Commitment Letter, dated as of the date hereof, among Purchaser, the Guarantor and the other parties thereto, pursuant to which the Guarantor has committed, subject to the terms and conditions set forth therein, to provide an equity investment in Purchaser in cash in the aggregate amount set forth therein.

(b) Purchaser has also delivered to Seller true, complete and correct copies of any fee letter related to the Commitment Letters, subject, in the case of each such fee letter, to redaction solely of fee amounts, percentages, pricing caps, the economic, financial, dollar and ratio terms (including related dates) of the “market flex” provisions and the economic, financial, dollar and ratio terms (including related dates) of the securities demand provisions and other economic provisions, which such redactions shall be made in a manner customary for transactions of this type, and none of which redactions adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing on the Closing Date.

(c) As of the date of this Agreement, (i) none of the Commitment Letters in the form delivered to Seller have been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated by Purchaser or, to the Knowledge of Purchaser, by the other parties thereto (other than to add Debt Financing Sources who had not executed the Debt Commitment Letter as of the date of this Agreement or to give effect to any “market flex” provisions in the fee letters referred to in clause (b) above), and (iii) the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Purchaser, no such withdrawal, termination or rescission is contemplated. Except for the fee letters referred to in clause (b) above and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which (x) reduces the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing, the Promissory Note and all available cash of Purchaser and its Subsidiaries), (y) imposes any new conditions precedent to the funding or availability of the Debt Financing or otherwise adversely amends, modifies or expands any of the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent or make less likely to occur the funding of the Debt Financing (or the satisfaction of the conditions precedent to the Debt Financing) or (z) materially adversely affects the ability of Purchaser to enforce its rights and remedies against any other party to the Debt Commitment Letter) as of the date of this Agreement, there are no side letters, Contracts or other arrangements or understandings to which Purchaser or any of its Affiliates is a party related to the funding or investing, as applicable, of the Financing or the other Transactions other than as expressly set forth in the Commitment Letters delivered to Seller on or prior to the date hereof.

(d) As of the date of this Agreement, Purchaser has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof pursuant to the terms of the Commitment Letters, and Purchaser will, directly or indirectly, continue to pay in full any such amounts required to be paid pursuant to the terms relating to the Debt Financing as and when they become due and payable prior to the Closing Date.

(e) As of the date of this Agreement, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser, and to the Knowledge of Purchaser, each of the other parties thereto, except, in each case, as such enforceability may be limited by the Bankruptcy Exceptions. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding, availability or investing, as applicable, of the full amount of the Financing (including pursuant to any “market flex” provisions in any fee letters), other than as expressly set forth in the Commitment Letters delivered to Seller on or prior to the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Purchaser under any of the Commitment Letters, (ii) constitute a failure to satisfy a condition on the part of Purchaser under any of the Commitment Letters or (iii) result in any portion of the amounts to be funded or invested in accordance with the Commitment Letters being unavailable on the Closing Date to the extent such portion is necessary to satisfy the Financing Uses.

(f) As of the date of this Agreement, assuming the satisfaction or waiver of conditions to Purchaser’s obligations to consummate the Transactions, Purchaser has no reason to believe that it or, to the Knowledge of the Purchaser, any of the other parties to the Commitment Letters, will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it, that the conditions thereof will not otherwise be satisfied or that the full amount of the Financing will not be made available to Purchaser in full on the Closing Date. Assuming the Financing is funded and/or invested in accordance with the Commitment Letters, as applicable (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter and any related fee letter), Purchaser will have on the Closing Date, together with the Promissory Note and all available cash of Purchaser and its Subsidiaries, funds sufficient to satisfy all of the payment obligations of Purchaser required to be paid in cash by Purchaser on the Closing Date in accordance with the terms hereof (the “Financing Uses”).

(g) In no event shall the receipt or availability of any funds or financing by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser hereunder.

SECTION 4.07 Competing Businesses. As of the date of this Agreement, neither Guarantor nor any of its controlled Affiliates is party to any agreement to effect any merger, acquisition or similar transaction involving any Person or business that competes with the Business.

SECTION 4.08 No Additional Representations; No Reliance. Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II and Article III or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement, neither Seller nor any of its Affiliates nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, its Affiliates, the Transferred Equity Interests, or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective Representatives by or on behalf of Seller or any of its Affiliates, and that any such representations or warranties are expressly disclaimed.

(a) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates nor any other Person on their behalf has made or makes, and, other than the representations and warranties set forth in Article II and Article III or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement, Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective Representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, its Affiliates or the Business (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) except as expressly set forth in Article II or Article III or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement any other information relating to Seller, its Affiliates or the Transferred Equity Interests, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective Representatives, whether orally or in writing, in any “data room”, offering memoranda, confidential information teaser, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions, and that any such representations or warranties are expressly disclaimed.

(b) Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections.

(c) Purchaser further acknowledges and agrees that no representative of Seller, the Business Group Members or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or any certificate delivered pursuant to this Agreement or in any Transaction Agreement.

(d) Notwithstanding anything to the contrary herein, nothing shall waive or prevent claims for Actual Fraud.

SECTION 4.09 Independent Investigation. Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Group Companies operate, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition, cash flows and prospects of the Group Companies, which investigation, review and analysis was conducted solely by Purchaser and its Representatives, (c) it and its Representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, Contracts and other Business Assets that it and its

Representatives have desired or requested to see or review, and it and its Representatives have had the opportunity to meet with the officers and employees of the Business Group Members to discuss the Business, and (d) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article II and Article III or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement, and, not in reliance on any representation or warranty of Seller, the Business Group Members, their respective Affiliates or any of their respective Representatives not expressly set forth in Article II and Article III or in any certificate delivered pursuant to this Agreement.

SECTION 4.10 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except for any such Person whose fees and expenses will be paid by Purchaser.

SECTION 4.11 Guarantee. Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the duly executed limited guaranty of Guarantor, dated as of the date of this Agreement, in favor of Seller in respect of certain of Purchaser’s obligations arising under this Agreement (the “Limited Guarantee”). The Limited Guarantee (a) constitutes a legal, valid and binding obligation of the Guarantor, (b) is enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy Exceptions and (c) is in full force and effect.

SECTION 4.12 Foreign Person Status. Purchaser is not, and is not acting on behalf of, a “foreign person” as such term is defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”). To Purchaser’s Knowledge, the Transactions will not result in any “foreign person” (as such term is defined in the DPA) affiliated with Purchaser or its Affiliates obtaining any of the following with respect to any Business Group Member: (i) access to any “material nonpublic technical information” (as such term is defined in the DPA) in the possession of any Business Group Member; (ii) membership or observer rights on, or the right to nominate an individual to a position on, the board of directors or equivalent governing body of any Business Group Member; (iii) any involvement, other than through voting of shares, in substantive decision-making of any Business Group Member regarding (A) the use, development, acquisition, safekeeping or release of “sensitive personal data” (as such term is defined in the DPA) of U.S. citizens maintained or collected by a Business Group Member, (B) the use, development, acquisition or release of any “critical technologies” (as such term is defined in the DPA) or (C) the management, operation, manufacture or supply of “covered investment critical infrastructure” (as such term is defined in the DPA); or (iv) “control” (as such term is defined in the DPA) of any Business Group Member.

SECTION 4.13 No Other Purchaser Representations. Except for the representations and warranties made by Purchaser in this Article IV (or in any certificate delivered pursuant to this Agreement or any other Transaction Agreement), neither Purchaser nor any other Person acting on behalf of Purchaser makes any other representations or warranties of any kind, nature or description, express or implied, and any other such representations or warranties are hereby expressly disclaimed.

ARTICLE V

Covenants

SECTION 5.01 Covenants Relating to Conduct of Business.

(a) Except as required by applicable Law, Judgment or a Governmental Authority, as contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Seller Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Purchaser otherwise consents in writing, (i) Seller shall cause the Business Group Members to use commercially reasonable efforts to carry on the Business in all material respects in the Ordinary Course of Business, and (ii) to the extent consistent with the foregoing, Seller shall cause the Business Group Members to use commercially reasonable efforts to (x) preserve each Business Group Member’s current business organizations substantially intact (including maintaining the relationships and goodwill with each of the Business Group Member’s suppliers, vendors, customers, lessors, licensors, lenders and employees) in each case consistent with past practices and (y) keep available the services of the current officers, employees and agents of each Business Group Member.

(b) Without limiting the generality of the foregoing, except as required by applicable Law, Judgment or a Governmental Authority, as required or permitted by this Agreement or as specifically set forth in Section 5.01 of the Seller Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), Seller shall not and shall cause each Business Group Member not to:

(i) in the case of any Group Company only, other than transactions between and among the Group Companies, issue or sell any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests);

(ii) in the case of any Group Company only, other than (A) transactions between and among the Group Companies, (B) dividends and distributions of cash or (C) distributions to pay off intercompany indebtedness (in each case, in the Ordinary Course of Business and pursuant to the applicable Business Group Member’s cash management practices as in effect prior to the date hereof), establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests;

(iii) in the case of the Transferred Company only, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iv) pledge, encumber or subject to any Lien the Transferred Equity Interests or any shares of capital stock or other Equity Interests of any Group Company;

(v) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for the liquidation or dissolution of any dormant Subsidiary of Seller that is not a Group Company;

(vi) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Business Group Members, guarantee any such indebtedness or debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, in each case that will remain an obligation of a Group Company following the Closing, except for (A) intercompany indebtedness among the Group Companies, (B) indebtedness incurred under credit facilities and other similar arrangements in effect as of the date hereof, and (C) indebtedness incurred in connection with the renewal, extension or refinancing of any indebtedness or revolving facility or line of credit existing on the date of this Agreement; provided, however, in the case of clauses (B) and (C), only to the extent such indebtedness will be terminated at or prior to the Closing with no further liability or obligations;

(vii) (A) modify, amend, terminate, cancel, extend or grant any Consent or waiver under any Material Contract, (B) enter into any Contract that would be a Material Contract if in effect on the date hereof or (C) renew any Material Contract, in each case other than in the Ordinary Course of Business and, with respect to any renewal, such Contracts may only be renewed on substantially similar terms;

(viii) in the case of any Business Group Member, make any loans or advances to any Person other than (A) to any other Group Company, (B) pursuant to Section 5.01(b)(xii), (C) in the Ordinary Course of Business or (D) capital contributions required by the joint venture agreement or organizational documents (as in effect as of the date hereof) of any joint venture or similar entity in which any Group Company has an interest as of the date hereof;

(ix) sell, lease, transfer, license, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any assets (other than Intellectual Property, which is exclusively the subject of clause (x) below) or properties of the Business outside of the Ordinary Course of Business or that are, individually or in the aggregate, material to the Business, taken as a whole, except (A) transfers, sales or leases among the Group Companies and (B) dispositions of properties or assets that are no longer used or useful in the conduct of the Business, including leases that have expired by their terms;

(x) transfer, sell, lease, license, subject to a Lien (other than a Permitted Lien), cancel, abandon, allow to lapse or expire any material Business Intellectual Property, except, in each case, other than non-exclusive licenses granted in the Ordinary Course of Business;

(xi) grant any Lien (other than a Permitted Lien) on any material assets (other than Intellectual Property, which is exclusively the subject of clause (x) above) related to the Business other than (A) to secure indebtedness and other obligations permitted under Section 5.01(b)(vi) or (B) to a Group Company;

(xii) make any acquisition (including by merger) of the capital stock or, except in the Ordinary Course of Business (which for the avoidance of doubt and without limitation of the foregoing shall be deemed to include any acquisition of inventory in the Ordinary Course of Business), assets of any other Person or business, or division thereof, in each case related to the Business or that otherwise would be a Transferred Asset;

(xiii) except (A) in the Ordinary Course of Business, (B) in connection with a promotion based on job performance, (C) as may be required under applicable Law, any Benefit Plan or Business Collective Bargaining Agreement, as in effect as of the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, or (D) in the case of any action that is generally applicable to employees of Seller and its Affiliates in a particular jurisdiction or geographic area, with respect to any non-Business Employee so long as the action is designed to apply uniformly to eligible employees of Seller or its Affiliates that are not employees in the Business, (1) grant to any Business Employee any material increase or decrease in compensation, (2) grant to any Business Employee any material increase or decrease in severance, retention or termination pay, (3) establish, adopt, enter into or amend in any material respect any Business Collective Bargaining Agreement or Assumed Benefit Plan, (4) take any action to accelerate any rights or benefits with respect to any Business Employee under any material Benefit Plan, (5) take any action to accelerate the vesting or payment of, or establish or provide any funding for any rabbi trust or similar arrangement for, any compensation or benefits under any Assumed Benefit Plan, (6) grant or provide to any Business Employee any change-in-control bonus, “single-trigger” transaction bonus, retention bonus or other similar payments that are payable solely as a result of the consummation of the Transactions (and not conditioned upon any other event), Tax gross-up, severance or termination benefits (other than Tax equalization, severance or termination benefits that, in each case, are in the Ordinary Course of Business pursuant to existing Contracts or policies), or (7) engage in any mass layoff or plant closing as such terms are defined under the WARN Act;

(xiv) make any material change in any method of financial accounting methods or accounting practice or policy, principles or practices affecting the consolidated assets, liabilities or results of operations of the Business, except insofar as may be required (A) by GAAP, (B) by any applicable Law, or (C) by any Governmental Authority;

(xv) in the case of any Group Company only (and other than as a result of such Group Company being a member of a Seller Consolidated Group): (a) make, change or revoke any material Tax election, (b) adopt or change any material Tax accounting method, (c) change any Tax accounting period, (d) change the U.S. federal income Tax status of any Group Company (as a corporation, partnership or disregarded entity), (e) file any material amended Tax Return, (f) settle or compromise any material audit, examination, contest or other Action with respect to Taxes, (g) surrender any right to a material Tax refund, (h) extend or waive the statutory period of limitations for the collection or assessment of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), (i) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable provision of any applicable Tax Law) with respect to Taxes, (j) fail to pay any material Tax that becomes due and payable (including any estimated Tax payments and Taxes payable with respect to a Pre-Closing Separate Return required to be filed on or before the Closing Date), or (k) initiate any discussion, examination or voluntary disclosure with any Governmental Authority with respect to Taxes, in each case, except as required by applicable Law;

(xvi) amend the organizational documents of any Group Company;

(xvii) settle any material pending or threatened Action related to the Business against any Business Group Member, other than (A) any settlement or release that contemplates only the payment of money without ongoing limits on the conduct or operation of the Business (other than customary confidentiality obligations) and results in a full release of the claims giving rise to such Action or (B) any settlement or release involving the payment of liabilities to the extent reflected or reserved against in the Financial Statements, in each case so long as the settlement or release does not involve any material injunctive or equitable relief and does not impose material restrictions on the business activities of the Business, taken as a whole;

(xviii) forgive, cancel, compromise, waive or release any material claims, causes of actions, rights of material value or Indebtedness owed to any Business Group Member, other than between or among Seller and its Subsidiaries;

(xix) commence any Action against any Material Customer or Material Supplier;

(xx) permit the Business to engage in any promotional, sales, discount, or other activity outside of the Ordinary Course of Business that has or could reasonably be expected to have the effect of accelerating sales of the Business prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(xxi) (A) make any material change in the cash management process (including, for the avoidance of doubt, by failing to repatriate cash in the Ordinary Course of Business), customer on-boarding or customer service operations of the Business, (B) pay any accrued liabilities or accounts payable, prepay any expenses, collect its receivables, conduct its customer billing, subscription renewal, or inventory purchases, in each case, with respect to the Business and other than in the Ordinary Course of Business or (C) make any material write down in the value of its assets of the Business, except as may be required by GAAP;

(xxii) make any capital expenditures or commitments therefor related to the Business (other than in the Ordinary Course of Business or in accordance with its capital expense budget and in amounts sufficient to support the Business and operations); or

(xxiii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary herein, each Deferred Local Business shall be subject to the terms of this Section 5.01; provided, however, that nothing in this Section 5.01 shall limit or prohibit Seller or any Deferred Local Business from taking actions contemplated by Section 1.06 or otherwise causing the Deferred Markets Conditions to be met and the Deferred Market Closing Dates to occur as promptly as possible in accordance with the terms of this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Section 5.01, Seller, its Affiliates and any Business Group Member may take such actions as Seller, its Affiliates or any Business Group Member deems in good faith to be reasonably necessary in connection with COVID-19 or COVID-19 Measures; provided that, to the extent reasonably practicable, Seller shall consult with Purchaser prior to taking any such action.

(e) Except as expressly contemplated, required or permitted by this Agreement or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), Purchaser shall not, and Purchaser shall cause its Affiliates not to, without the prior written consent of Seller (not to be unreasonably withheld, delayed or conditioned) and Seller shall not, and shall cause the Business Group and their respective Affiliates not to, without the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned), (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions set forth in Article VI to not be satisfied, (ii) take any action, or fail to take any action, in either case the result of which would reasonably be expected to materially impair or materially delay the consummation of the Transactions or (iii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(f) Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business prior to the Closing. Prior to the Closing, the Business Group shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over their respective operations.

(g) Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall in any event limit or restrict any actions or failure to take actions by Seller or any of its Affiliates (other than the Business Group Members) with respect to any matter to the extent unrelated to the Business and that would otherwise not affect the Business.

SECTION 5.02 Access to Information. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, Seller shall, and shall cause its Affiliates (including any Designated Seller Subsidiary) and each other Business Group Member to, afford to Purchaser and Purchaser’s Representatives reasonable access during normal business hours to the Business Group’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement) and Seller shall, and shall cause its Affiliates (including any Designated Seller Subsidiary) and each other Business Group Member to, furnish promptly to Purchaser and Purchaser’s Representatives such information concerning the Business, Business Group Members and the Transactions contemplated hereby as Purchaser may reasonably request (other than any information that Seller determines in its reasonable judgment relates to the negotiation and execution of this Agreement), in each case, in connection with the consummation of the transactions contemplated by this Agreement (including for integration planning); provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the Business; provided further, however, that (a) Seller shall not be obligated to provide such access or information if Seller determines, in its reasonable judgment, that doing so would (upon advice of outside counsel) (i) violate applicable Law, or an applicable Judgment, (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (iii) expose Seller or any Business Group Member to risk of liability for disclosure of sensitive or Personal Information notwithstanding the existence of and compliance with any applicable data protection agreements, and (b) any physical access may be limited to the extent Seller determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of any Business Group Member. All requests for information made pursuant to this Section 5.02 shall be directed to the executive officer or other Person designated by Seller. Nothing in this Section 5.02 or elsewhere in this Agreement (in each case, other than as set forth in Section 5.20) shall be construed to require Seller or any of its Representatives to prepare any reports, analyses, appraisals or opinions that are not readily available (it being understood that Seller shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information). Nothing in this Section 5.02 shall require Seller or any of its Representatives to provide any access or information to the extent unrelated to the Business.

SECTION 5.03 Confidentiality.

(a) Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Seller Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of May 26, 2023, between Purchaser and Seller (the “Confidentiality Agreement”). Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser agrees that any and all other information provided to it or any of its Affiliates, or any of their respective Representatives, by Seller or any of its Affiliates, or any of their respective Representatives, shall remain subject to the terms and conditions of the Confidentiality Agreement, and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms (including with respect to the non-solicitation of employees, other than Continuing Employees following the Closing). Effective upon the Closing, Seller shall use commercially reasonable efforts to cause any confidentiality agreements entered into between Seller or the Group Companies or any of their respective Affiliates, on the one hand, and any potential purchaser in a proposed transaction similar to the Transactions, on the other hand, to be assigned to the Group Companies or Purchaser, such that the Group Companies and their Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the Closing.

(b) From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential and not disclose to any other Person, or use for their own benefit or the benefit of any other Person, any confidential and non-public information regarding the Business or the Business Group. The obligations of Seller under this Section 5.03(b) shall not apply to information which (i) is or becomes generally available to the public without breach of Seller’s obligations under this Section 5.03(b) or (ii) is required to be disclosed by applicable Law or any Judgment; provided, however, that in the case of clause (ii), Seller shall notify Purchaser as early as practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

SECTION 5.04 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to as promptly as reasonably practicable (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) Seller and Purchaser shall jointly, and on an equal basis, (i) control the strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.

(c) In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to make (and shall cause their respective Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement, and in any event within ten (10) calendar days following the date hereof, and to use reasonable best efforts (i) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (ii) to obtain all consents under any Antitrust Laws or Foreign Direct Investment Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.

(d) Each of Seller and Purchaser shall not take (and each of Seller and Purchaser shall cause their respective Affiliates not to take) any action with the intention to, or that would reasonably be expected to, materially delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Antitrust Division of the Department of

Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any ex-U.S. Merger Control Authority as necessary (including, in the case of Purchaser and its Affiliates, acquiring or merging with any business, Person or division thereof, or entering into a definitive agreement with respect thereto, if doing so could reasonably be expected to have such effect). Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing (or the applicable Deferred Market Closing). Neither Purchaser nor Seller shall commit (and shall cause their respective Affiliates not to commit) to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws or enter into a timing agreement with any Merger Control Authority or other Governmental Authority, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

(e) In furtherance and not in limitation of the foregoing, each of the parties hereto shall use (and shall cause their respective Affiliates to use) its reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, waivers, exemptions, clearances, orders, confirmations and other documents with the FTC, the DOJ any ex-U.S. Merger Control Authority or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, the DOJ any ex-U.S. Merger Control Authority or any other Governmental Authority relating to the Transactions or any Action initiated by a private Person, (ii) keep the other parties hereto promptly informed in all material respects of any non-ministerial written or verbal communication with the FTC, the DOJ any ex-U.S. Merger Control Authority or any other Governmental Authority (including by promptly sending the other parties a copy of all non-ministerial documents, information, correspondence or other communications) and of any non-ministerial written or verbal communication received or given in connection with any Action by a private Person, in each case regarding any of the Transactions, (iii) to the extent permitted by the FTC, the DOJ any ex-U.S. Merger Control Authority or other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in meetings and conferences (whether in person, by telephone or otherwise) with the FTC, the DOJ any ex-U.S. Merger Control Authority or other applicable Governmental Authority or other Person, and (iv) provide the other party with a reasonable opportunity to (x) review and comment on any proposed non-ministerial communication to any Governmental Authority (such comments to be considered in good faith), (y) consult with the other party prior to any meeting or conference with any Governmental Authority or other Person, and (z) to the extent permitted by such Governmental Authority or other Person, permit the other party to attend and participate in such meetings; provided, however, that materials provided pursuant to the foregoing clauses (i) to (iv) may be redacted (A) to remove references concerning the valuation of the parties or their respective Affiliates, (B) as necessary to comply with contractual arrangements and, (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of the parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.04(e) as “Outside Counsel Only Material” which such material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials.

SECTION 5.05 Expenses. Whether or not the Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.06 Employee Matters.

(a) Prior to the Closing, Seller and its Affiliates (including the Group Companies) shall (i) transfer the employment of each individual who is a Business Employee to a Group Company and (ii) transfer the employment of each employee of a Group Company who is not a Business Employee from the Group Company to Seller or one of its Affiliates (other than a Group Company). In addition, prior to the Closing, Seller and its Affiliates (including the Group Companies) shall transfer and assign to Seller or one of its Affiliates (other than a Group Company) the sponsorship and all assets and liabilities of each Benefit Plan set forth on Section 5.06(a) of the Seller Disclosure Letter (such plans, collectively, the “Transferring Plans”), and Seller or one of its Affiliates (other than a Group Company) shall assume such sponsorship and assets and liabilities.

(b) For a period of 12 months following the Closing Date (or, if earlier, the termination date of the relevant Continuing Employee), Purchaser shall, or shall cause its Affiliates to, provide (i) a base salary or wage rate and short-term cash bonus opportunities to each Business Employee who continues employment with the Group Companies following the Closing Date (each such Business Employee, a “Continuing Employee”), that are no less favorable, in each case, than those in effect immediately prior to the Closing, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Closing and (iii) employee benefits (other than defined benefit pension, nonqualified deferred compensation, long-term incentive, equity or equity-based and post-termination or retiree health and welfare benefits, in each case, except as required by applicable Law in the jurisdiction in which such Continuing Employee is primarily employed) to each Continuing Employee that are substantially comparable in the aggregate to those provided to the Continuing Employee immediately prior to the Closing. Effective as of the Closing, each Continuing Employee shall cease to participate in any Benefit Plan sponsored or maintained by Seller (other than any Assumed Benefit Plan) as an active employee and each Business Employee that is not a Continuing Employee shall cease actively participating in any Assumed Benefit Plan.

(c) If any Business Employee on Leave is able to return to work within one (1) year following the Closing Date (or such longer period as required by applicable Law), Purchaser shall, or shall cause its Affiliates (including the Group Companies) to, provide to such employee a Qualifying Offer as of the date that such Business Employee on Leave is able to return to work (or such earlier date as may be required by applicable Law or Business Collective Bargaining Agreement); provided that with respect to each such Business Employee on Leave who is subject to a Business Collective Bargaining Agreement, Purchaser and its Affiliates shall comply with the return-to-work provisions set forth in the applicable Business Collective Bargaining Agreement;

provided, further, that with respect to each Business Employee on Leave who is entitled to intermittent leave (e.g., non-birthing parental leave), the date such Business Employee on Leave is able to return to work shall mean such individual’s first return to work following the Closing Date from continuous leave that commenced prior to the Closing Date. For purposes of this Agreement, a “Qualifying Offer” shall mean an offer of employment that (i) complies with the requirements set forth in, and provides for compensation and benefits on terms that are consistent with, Section 5.06(b) and (ii) sets forth other terms that satisfy all requirements of applicable Law and are sufficient to avoid triggering redundancy, severance, termination or similar entitlements in connection with the transfer of employment Seller and or its Affiliates to Purchaser or its Affiliates. Any Qualifying Offers shall be subject to advance review and comment by Seller and Purchaser shall consider the comments of Purchaser in good faith. Unless otherwise specified in this Agreement, for any Business Employee on Leave, references in this Agreement to the “Closing Date” shall be treated as references to the first day and time at which the applicable Business Employee on Leave commences employment with Purchaser or one of its Affiliates (including the Group Companies) following such Business Employee on Leave’s return to work.

(d) From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to (i) recognize and honor all of each Continuing Employee’s accrued and unused vacation and other paid time-off benefits consistent with the terms of the vacation or similar policies of the Business Group Member applicable to such Continuing Employee as in effect immediately prior to the Closing, and (ii) pay all cash bonuses and commissions that are accrued and payable to Continuing Employees with respect to performance periods that are completed prior to the Closing, to the extent unpaid, in accordance with the terms of the applicable bonus and commission plans or arrangements. With respect to annual bonuses and commissions for the year in which the Closing Date occurs (the “Closing Year Annual Bonuses”), Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, pay all the Closing Year Annual Bonuses in accordance with the terms of the applicable bonus and commission plans or arrangement, based on the achievement of actual performance; provided, that in the event a Continuing Employee incurs a termination of employment without Cause (as defined in the severance program applicable to such Continuing Employee) or the Continuing Employee resigns for Good Reason (as defined in the severance program applicable to such Continuing Employee) or dies or becomes Disabled (as defined in the severance program applicable to such Continuing Employee) prior to the end of the fiscal year in which the Closing Date occurs, such individual shall be entitled to his or her applicable Closing Year Annual Bonus pro-rated for the portion of the year occurring prior to the date of such Continuing Employee’s termination. In the event Seller and its Affiliates are required under applicable Law to make a payment in settlement of accrued vacation or paid time off to any Continuing Employee in connection with the Transactions, Purchaser shall reimburse Seller and its Affiliates (other than the Group Companies) for such payment no later than ten (10) Business Days following the date such payment is actually made by Seller or its Affiliates.

(e) From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, recognize, for purposes of eligibility to participate, vesting and level of paid time-off or vacation benefits under any plans, programs and arrangements established or maintained by Purchaser or any of its Affiliates (including, after the Closing, any Group Company) in which Continuing Employees are eligible to participate (the “Purchaser Plans”) each Continuing Employee’s service with Seller and its Affiliates (including any Business

Group Member) and any of their respective predecessors prior to the Closing Date as if such service were with Purchaser or its Affiliates and to the same extent and for the same purpose such service was recognized by Seller or its Affiliates under the analogous Benefit Plan prior to the Closing Date; provided, that no such recognition of service shall be required to the extent that it would result in a duplication of benefits.

(f) (i) From and after the Closing Date, except as expressly provided herein, Purchaser shall, or shall cause the applicable Group Company or one of Purchaser’s other Affiliates to, assume, and indemnify and hold harmless Seller and its Affiliates from, all liabilities, obligations, commitments, claims and losses relating to (A) the service of any current or former Business Employee (or any dependent or beneficiary thereof), including any related to employment, labor, compensation and employee benefits, (B) each Assumed Benefit Plan and (C) the actual or constructive termination of a current or former Business Employee’s employment, in each case, whether arising before, on or after the Closing (such liabilities, obligations, commitments, claims and losses, the “Transferred HR Liabilities”).

(ii) Except as specifically provided in this Agreement (including with respect to the Transferred HR Liabilities), neither Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, and Seller and its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses, including with respect to any Benefit Plan (other than an Assumed Benefit Plan), relating to each employee of Seller and its Affiliates (or any dependent or beneficiary of any such employee) other than current or former Business Employees (and their dependents and beneficiaries), that arise out of an event or events that occur at any time.

(g) No later than the Closing Date, Purchaser shall, or shall cause the applicable Group Company or Purchaser’s other Affiliates to, have in effect one or more defined contribution plans that each include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (each, a “401(k) Plan”) that will provide benefits to Continuing Employees participating in Seller’s 401(k) Plan as of the Closing Date (“Seller’s 401(k) Plan”). Prior to the Closing Date, Seller shall take all such actions necessary to cause each Continuing Employee to be fully vested in his or her account balances under the Seller’s 401(k) Plan. Each Continuing Employee who participates in Seller’s 401(k) Plan as of the Closing Date shall become a participant in Purchaser’s 401(k) Plan as of the Closing Date. Purchaser agrees to cause Purchaser’s 401(k) Plan to allow each such Continuing Employee to make a “direct rollover” to Purchaser’s 401(k) Plan of the account balances of such Continuing Employee (including a direct in-kind rollover of promissory notes evidencing any outstanding loans) under Seller’s 401(k) Plan if such direct rollover is elected in accordance with applicable Law by such Continuing Employee.

(h) Purchaser shall, or shall cause its Affiliates (including, following the Closing, any Group Company) to use commercially reasonable efforts to, (A) waive any pre-existing condition, exclusion, limitation, actively-at-work requirement or waiting period under any Purchaser Plan that provides group health and other welfare benefits, except to the extent such pre-existing condition, exclusion, limitation, requirement or waiting period would have been applicable to Continuing Employees (including their respective dependents and beneficiaries, if any) under a similar Benefit Plan or any plan, program, agreement, arrangement or understanding that is required by applicable Laws immediately prior to the Closing and (B) provide credit for any co-payments, deductibles or similar out-of-pocket payments made or incurred by Continuing Employees (including their respective dependents and beneficiaries, if any) prior to the Closing Date for the plan year in which the Closing occurs.

(i) Seller shall be, or shall cause its Affiliates to be, responsible for the following under any Benefit Plan: (A) all medical, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents, (B) all claims for short-term and long-term disability income benefits incurred by any Continuing Employee and (C) all claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case, prior to the Closing. Purchaser shall be, or shall cause its Affiliates to be, responsible for all (x) medical, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents or beneficiaries, if any, (y) claims for short-term and long-term disability income benefits incurred by any Continuing Employee and (z) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case on or after the Closing. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(j) With respect to Continuing Employees who are primarily located in the U.S. and Canada, a Workers’ Compensation Claim shall be covered (A) under a workers’ compensation program of Seller or its Affiliates if the applicable Workers’ Compensation Event occurred prior to the Closing and (B) under a workers’ compensation program of Purchaser or its Affiliates if the applicable Workers’ Compensation Event occurs on or after the Closing; provided, that a Workers’ Compensation Event that arises from a repetitive activity that occurs over a period both preceding and following the Closing shall be deemed to occur on the date that the applicable Continuing Employee first seeks medical treatment with respect to such Workers’ Compensation Event.

(k) To the extent required by applicable Law or any Business Collective Bargaining Agreement, Purchaser and Seller shall, and shall cause their applicable Affiliates to, cooperate and consult in good faith to provide notice, engage in consultation, and take any similar action where so required under applicable Law in connection with the Transaction.

(l) Following the date hereof, including following the Closing, the parties hereto shall reasonably cooperate in all matters reasonably necessary to ensure the proper administration of any compensation and benefit plans, including by exchanging information and data relating to the Business Employees (except to the extent prohibited by applicable Law).

(m) Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Continuing Employee), other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any compensation or benefit plan, program, agreement or arrangement of Seller, the Group Companies or Purchaser, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Continuing Employee for any period of time after the Closing Date, or (iv) altering or limiting the rights of Purchaser or any of its Affiliates to terminate the employment of any Continuing Employee or to amend, modify or terminate any compensation or employee benefit plan, program, agreement or arrangement.

(n) Notwithstanding anything in this Section 5.06 to the contrary, in the case of each Business Employee who provides services to a Deferred Local Business for which the applicable Deferred Market Closing occurs after the Closing Date (an “NEB Employee”), the parties hereto shall cooperate in good faith to cause each such NEB Employee to commence employment with Purchaser or one of its Affiliates immediately following the applicable Deferred Market Closing as permitted by applicable Law in such a manner that, to the maximum extent practical, is sufficient to avoid triggering redundancy, severance, termination or similar entitlements and is otherwise consistent with the terms and conditions of this Section 5.06, applicable Law and each Business Collective Bargaining Agreement; provided, however, that Seller shall be obligated to bear such costs and expenses associated with such entitlements. Notwithstanding the delayed transfer of an NEB Employee, through the end of the applicable NEB Period (as defined in the Net Economic Benefit Agreement) or, if earlier, the date of the applicable NEB Employee’s termination of employment, any Loss related to an NEB Employee (including with respect to compensation and benefits and redundancy, severance, termination or similar entitlements paid by Seller or any of its Subsidiaries) shall be considered an Assumed Liability. With respect to each NEB Employee, references in this Agreement to the “Closing Date” shall be treated as references to the first day and time at which the applicable NEB Employee commences employment with Purchaser or one of its Affiliates. Notwithstanding anything to the contrary, for the avoidance of doubt, the following shall be Excluded Liabilities: (i) any severance or similar entitlement with respect to the termination of a Business Employee (other than a Business Employee of the Brazil Subsidiary) who provides services to a Deferred Local Business, which termination occurs prior to the Closing under this Agreement, and (ii) any severance or similar entitlement with respect to any NEB Employee that is triggered by the transfer of such employee in connection with Deferred Market Closing or otherwise the transactions contemplated by Section 1.06(b); provided, in the case of clause (i) if the termination is of a Business Employee who provides services to the Brazil Subsidiary, all such severance and similar entitlements shall instead be considered Indebtedness hereunder.

SECTION 5.07 Tax Matters.

(a) Tax Returns; Payment of Taxes. Purchaser and Seller agree that:

(i) In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed on or before the Closing Date, Seller shall prepare, or cause to be prepared, such Pre-Closing Separate Return and shall (x) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority (in each case in accordance with the past practices of the applicable Group Company except as otherwise required by applicable Law) and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return.

(ii) In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed after the Closing Date, Purchaser shall prepare, or cause to be prepared, such Pre-Closing Separate Return and shall (x) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority (in each case in accordance with the past practices of the applicable Group Company except as otherwise required by applicable Law) and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return.

(iii) Seller shall prepare all Tax Returns of the Seller Consolidated Group. Any such Tax Return of the Seller Consolidated Group that includes one or more of the Group Companies or reflects any item of income, gain, loss or deduction attributable to the Business, shall be prepared, and all elections with respect to such Tax Returns shall be made, in a manner consistent with the prior practice of Seller in preparing such Tax Returns. Seller shall provide Purchaser with completed drafts of such Tax Returns described in the preceding sentence for Purchaser’s review and comment at least thirty (30) days prior to the due date for filing thereof, and shall consider in good faith any such revisions to such Tax Returns as are reasonably requested by Purchaser to the extent such revisions are with respect to Taxes arising out of or relating to the Business.

(b) Cooperation. Seller and Purchaser shall fully and timely cooperate, and shall cause their respective Affiliates and Representatives to fully and timely cooperate, in preparing and filing Tax Returns of any Group Company and conducting any Action relating to Taxes of a Group Company, including by maintaining and making available to each other any records necessary in connection with any Tax Return of a Group Company or any Tax dispute or audit relating to Taxes of a Group Company. Each of Seller and Purchaser shall, and Purchaser shall cause the Group Companies to, (i) retain until 60 calendar days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records and information in its possession that may be relevant to any Tax Return of a Group Company for a Pre-Closing Tax Period (or, in the case of a Tax Return for a Seller Consolidated Group, the portion of such Tax Return that relates solely to a Group Company) and (ii) allow the other party and its Affiliates, agents and Representatives, at the other party’s expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records and information as such other party may reasonably deem necessary or appropriate from time to time.

(c) Tax Refunds and Credits. Seller shall be entitled to retain, or receive prompt payment from Purchaser with respect to, any refund or credit (in lieu of a refund) of Taxes (including, for the avoidance of doubt, overpayments of estimated Taxes) described under Section 8.03(a)(i) through (v) except to the extent such refund or credit was specifically reflected in the calculation of Closing Indebtedness or Closing Working Capital; provided that any such payments from Purchaser to Seller pursuant to this Section 5.07(c) shall be net of all costs (including Taxes) imposed on or incurred by Purchaser or any of its Affiliates (including the Group Companies) with respect to such refund or credit; provided, further, that in the event a Governmental Authority subsequently disallows any such refund or credit, Seller shall pay, or reimburse Purchaser and its Affiliates (including the Group Companies) for, the amount of such refund or credit (including applicable interest and penalties) required to be repaid to the Governmental Authority. To the extent a Tax liability specifically reflected in Closing Indebtedness or Closing Working Capital exceeds the amount of such Tax actually paid by Purchaser or the Group Companies, such difference shall also be treated as a refund or credit which Seller is entitled to retain, or receive prompt payment from Purchaser with respect to, as described in the prior sentence. Notwithstanding the foregoing, if, prior to the payment of any refund or credit to Seller pursuant to this Section 5.07(c), Purchaser or the Group Companies are required to pay Taxes for a Pre-

Closing Tax Period that were not reflected in Closing Indebtedness or Closing Working Capital, then Purchaser may reduce the amount payable to Seller under this Section 5.07(c) by the amount of such Taxes. Purchaser shall, if Seller so requests and at Seller’s sole cost, file for and obtain or cause any Group Company to file for and obtain, any refunds or credits to which Seller is entitled under this Section 5.07(c), and shall remit to Seller the amount of such refund or credit to which Seller is entitled pursuant to this Section 5.07(c). Purchaser shall be entitled to retain, or receive prompt payment from Seller with respect to (i) any refund or credit of Taxes of the Group Companies other than such Taxes described in the first sentence of this Section 5.07(c); provided that such payments from Seller to Purchaser shall be net of all costs (including Taxes) imposed on or incurred by Seller or any of its Affiliates (excluding the Group Companies) with respect to such refund or credit, and (ii) any Business Tax Audit Amount that is negative.

(d) Tax Sharing Agreements. Other than the Distribution Agreements, Seller shall cause all Tax sharing or indemnification agreements and arrangements between or among Seller or any of its Subsidiaries (other than any Group Company), on the one hand, and any Group Company, on the other hand, to terminate on or before the Closing Date. Neither Seller nor any of its Affiliates, on the one hand, nor Purchaser or any of its Affiliates (including the Group Companies), on the other hand, shall have any rights or obligations with respect to one another after the Closing in respect of any such agreement or arrangement.

(e) Section 338 Election. Purchaser or its Affiliates may make an election under Section 338(g) of the Code (or any analogous provision of state, local or non-U.S. Law) only with respect to the sale of the Group Companies set forth in Section 5.07(e) of the Seller Disclosure Letter. For the avoidance of doubt, Purchaser shall not make an election under Section 338 of the Code (or any analogous provision of state, local or non-U.S. Law) with respect to the sale of any other Group Companies.

(f) Tax Certificates. Seller shall deliver to Purchaser at Closing a duly executed and acknowledged IRS Form W-9.

(g) Purchase Price Allocation. The Purchase Price (plus any items to the extent properly taken into account under Section 1060 of the Code) shall be allocated among the Equity Interests of the Group Companies and the assets of the Group Companies properly treated as acquired for Tax purposes pursuant to this Agreement in accordance with the allocation schedule set forth in Section 5.07(g) of the Seller Disclosure Letter (the “Agreed Allocation”). Within ninety (90) days following Closing, Purchaser shall deliver to Seller an allocation among the assets of the Group Companies properly treated as acquired for Tax purposes pursuant to this Agreement that complies with Section 1060 of the Code and is in accordance with the Agreed Allocation (the “Asset Allocation”). Seller shall have the right to review and raise any objections in writing to the Asset Allocation during the 20-day period after receipt thereof. If Seller does not raise any objections in accordance with the procedures set forth in this Section 5.07(g), Seller shall be deemed to have agreed to the Asset Allocation and the Asset Allocation shall become the final Asset Allocation. If Seller raises an objection in writing in accordance with the procedures set forth in this Section 5.07(g), the parties shall negotiate in good faith to resolve the dispute. If the parties are unable to agree on the Asset Allocation within thirty (30) days after the commencement of such good faith negotiations (or such longer period as Seller and Purchaser may mutually agree in writing), then the Independent Expert shall be engaged to review the Asset Allocation and make a determination resolution of any disputes with respect to the Asset Allocation. The Independent Expert shall be instructed that its final determination regarding the Asset Allocation must be consistent with the Agreed Allocation. The determination of the Independent Expert regarding the Asset Allocation shall be delivered as soon as practicable following the engagement of the Independent Expert, but in no event more than sixty (60) days thereafter, and shall be final, conclusive and binding upon Seller and Purchaser, and Purchaser shall revise the Asset Allocation accordingly. Seller, on the one hand, and Purchaser, on the other hand, shall each pay one-half of the cost of the Independent Expert. Purchaser and Seller agree to (x) be bound by the Agreed Allocation and the Asset Allocation determined to be final by this Section 5.07(g) (the “Final Purchase Price Allocations”), (y) act in accordance with the Final Purchase Price Allocations in the preparation and filing of all Tax Returns (including with respect to IRS Form 8594) and (z) take no position inconsistent with the Final Purchase Price Allocations for all Tax purposes unless otherwise required by applicable Law. The parties shall, in good faith, make adjustments to the Final Purchase Price Allocations as necessary to account for any adjustments to the Purchase Price. In the event that any Taxing Authority disputes the Final Purchase Price Allocations, Seller or Purchaser, as the case may be, shall promptly notify the other parties in writing of the nature of such dispute.

(h) Transfer Taxes. All Transfer Taxes arising out of or relating to this Agreement and the Transaction Agreements or the transactions contemplated hereby, shall be borne 50% by Seller and 50% by Purchaser provided that any Transfer Taxes resulting from the transactions described in Section 5.15(a) shall be borne solely by Seller. Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to such Transfer Taxes and timely pay (or, if applicable, reimburse the other party for its share of) all such Transfer Taxes.

(i) Adjustments to Tax Items Attributable to the Business. The parties hereto agree that (i) if a Determination is made after the Closing with respect to a Tax Return of a Seller Consolidated Group that adjusts a Business Tax Item, a Business Tax Audit Amount will be calculated with respect to such Tax Return in accordance with this Agreement; (ii) only one Business Tax Audit Amount will be calculated with respect to any such Tax Return; (iii) if any Business Tax Audit Amount calculated pursuant to this Agreement is positive, then such amount shall be indemnified by Purchaser to the extent provided for in Section 8.03(b)(ii); and (iv) the computation of a Business Tax Audit Amount with respect to any Tax Return shall have no effect on the computation of a Business Tax Audit Amount with respect to any other Tax Return.

SECTION 5.08 Publicity. Seller and Purchaser shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not and cause their respective Affiliates not, to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.08 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Business or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement. Notwithstanding the foregoing, solely for the sake of clarity, after the Closing, Purchaser shall be permitted to communicate with employees, independent contractors, customers, suppliers and other business relations of the Group Companies without the consent or participation of Seller or any of its Affiliates. Purchaser may disclose the information set forth in this Agreement, including the Purchase Price, to any current or potential investor in any of the Guarantor’s and its affiliated fund(s), or as part of Guarantor’s or its Affiliates’ normal informational or reporting activities, at a customary level of detail, in each case, provided that such recipients are obligated to keep such information confidential.

SECTION 5.09 Names Following Closing. From and after the Closing, except as expressly provided in this Section 5.09 or in the Brand Licensing Agreement or in the Transition Services Agreement, any and all rights of the Group Companies to use the Names shall terminate as of the Closing and shall immediately revert to Seller and its Affiliates (other than the Group Companies), along with any and all goodwill associated therewith. Purchaser acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Group Companies or otherwise, to use the Names, except as expressly provided herein or in the Brand Licensing Agreement or in the Transition Services Agreement. Subject to the terms of this Agreement and the Brand Licensing Agreement, the Group Companies shall, for a period of 180 calendar days after the Closing (the “Transition Period”), be entitled to use the existing letterheads, policies and procedures and other internal documents and materials in existence and used in the operation of the Business as of the Closing, in each case, containing the Names; provided that all such uses of the Names shall be in the same form and manner as used in the Business as of the Closing. No later than the end of the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Group Companies) to, revise all letterheads, policies and procedures and other internal documents and materials to delete all references to the Names. Except as expressly provided in this Section 5.09 or in the Brand Licensing Agreement or in the Transition Services Agreement, no other right to use the Names is granted by Seller or any of its Affiliates to Purchaser, its Affiliates or, after the Closing, the Group Companies, whether by implication or otherwise, and nothing hereunder permits Purchaser, its Affiliates or, after the Closing, the Group Companies, to use the Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register, any of the Names in any jurisdiction. After the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Group Companies) to, cease to, and not at any time thereafter, hold themselves out as having any affiliation or association with Seller or any of its Affiliates.

SECTION 5.10 Records.

(a) Purchaser recognizes that certain records of the Business Group Members may contain information relating to Subsidiaries, divisions and businesses of Seller and its Affiliates other than the Group Companies, and that Seller and its Affiliates may retain copies thereof; provided, however, that all such information relating to the Business, the Group Companies, and the Transactions shall be subject to the terms of Section 5.03(b).

(b) From and after the Closing, Purchaser shall, and shall cause the Group Companies to, retain, for at least seven years after the Closing Date (unless the applicable period specified in a bona fide document retention policy adopted by Purchaser is shorter, in which case, for such time period), all books, records and other documents pertaining to the Group Companies’ businesses that relate to the period prior to the Closing Date held by it, except for Tax Returns and related documentation which shall be governed by Sections 5.07(a)(ii) and 5.07(b). During such period, Purchaser shall upon reasonable notice afford Seller or its Representatives reasonable access, at Seller’s sole expense, during normal business hours, to such books and records in each case to the extent necessary (i) in connection with any audit or investigation of, insurance claims by, Actions or disputes involving or governmental investigations of, Seller or any of its Affiliates, (ii) in order to enable Seller or its Affiliates to comply with its obligations under this Agreement, any of the other Transaction Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to Seller or its respective Affiliates, but excluding, in each case, any dispute between Seller or any of its Affiliates, on the one hand, and Purchaser or any Group Company or any of their Affiliates, on the other hand, except as would be required by applicable civil process or applicable discovery rules and to make the same available after the Closing Date for inspection and copying by Seller, during regular business hours and upon reasonable request. Purchaser shall also, and shall cause the Group Companies, to make reasonably available Purchaser’s or its Affiliates’ personnel (including, after the Closing, personnel of the Group Companies) to assist in locating such records and make reasonably available Purchaser’s or its Affiliates’ personnel (including personnel of the Group Companies) whose assistance or participation is reasonably required by Seller or its Representatives in anticipation of, or preparation for, existing or future actions or Tax proceedings by a Governmental Authority. At and after the expiration of the seven-year period (unless the applicable period specified in a bona fide document retention policy adopted by Purchaser is shorter, in which case, for such time period) if Seller or any of its Affiliates has previously requested that such books and records be preserved, subject to the limitations herein, Purchaser shall, and shall cause the Group Companies to, either preserve such books and records for such reasonable period as may be requested or transfer such books and records to Seller or its designated Affiliates at Seller’s expense. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to disclose any information to Seller or its Affiliates under this Section 5.10 (A) in connection with any dispute or Action between the parties with respect to this Agreement and/or any Transaction Agreement (other than as may be required by any court of competent jurisdiction in connection with any such Action), or (B) if such disclosure would, as determined in Purchaser’s reasonable discretion, (x) jeopardize any attorney-client or other legal privilege or (y) contravene any applicable Law, fiduciary duty or binding agreement (provided, in each case, Purchaser will use commercially reasonable efforts to provide such information in a manner that does not result in the loss or impairment of such privilege). All information received pursuant to this Section 5.10 shall be subject to the terms and conditions of Section 5.03(b).

(c) Seller agrees that it will, and will cause its Affiliates to, preserve and keep the books of accounts and financial and other records held by it relating to the Group Companies (including accountants’ work papers) relating to the periods prior to and including the Closing for a period of seven years from the Closing Date or, if shorter, the applicable period specified in Seller’s document retention policy. During such period, Seller shall upon reasonable notice afford Purchaser or its Representatives reasonable access, at Purchaser’s sole expense, during normal business hours, to such books and records in each case to the extent necessary (i) in connection with any audit or investigation of, insurance claims by, Actions or disputes involving, or governmental investigations of, Purchaser or any of its Affiliates, (ii) in order to enable Purchaser to comply with its obligations under this Agreement, any of the other Transaction Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to Purchaser, the Group Companies or any of their respective Affiliates, but excluding, in each case, any dispute between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, except as would be required by applicable civil process or applicable discovery rules. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Purchaser or its Representatives under this Section 5.10(c) (A) in connection with any dispute or Action between the parties with respect to this Agreement and/or any Transaction Agreement (other than as may be required by any court of competent jurisdiction in connection with any such Action), or (B) if such disclosure would, as determined in Seller’s reasonable discretion, (x) jeopardize any attorney-client or other legal privilege or (y) contravene any applicable Law, fiduciary duty or binding agreement (provided, in each case, Seller will use commercially reasonable efforts to provide such information in a manner that does not result in the loss or impairment of such privilege).

SECTION 5.11 Non-Solicitation. Prior to the Closing, Seller shall not, and shall cause its Subsidiaries, Affiliates and the Business Group Members, and their respective officers and directors not to, directly or indirectly, (a) solicit, initiate, assist with, encourage, or take any other action to facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser and its Affiliates and Representatives) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal. Seller shall, and shall cause its Subsidiaries, Affiliates and the Business Group Members, and their respective officers and directors to, and use their reasonable best efforts to cause their other Representatives retained by them and acting on their behalf to, immediately cease any of the foregoing as of the date hereof and will notify Purchaser immediately if any Person makes any proposal, offer, inquiry or contact related to any Alternative Proposal and provide Purchaser with the details thereof (including the Person making such offer, inquiry or contact and a copy of all written communication in connection therewith) and their response thereto. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in this Agreement (including this Section 5.11) shall prevent any action by Seller or its Affiliates with respect to, and the definition of “Alternative Proposal” shall be deemed to exclude, any transaction involving the acquisition of (x) all or substantially all of the outstanding Equity Interests of Seller or (y) all or substantially all of the assets of Seller other than the Business Assets, whether by acquisition, merger, exchange of shares or units, consolidation or otherwise, provided that the definitive agreement with respect to any such transaction (i) includes an express acknowledgement by the parties thereto of Seller’s obligations under this Agreement, (ii) to the extent the Closing Statement has not become final, binding and non-appealable, provides for the assumption by the counterparty of Seller thereto of Seller’s obligations under Section 1.04 and (iii) provides that the closing of any such transaction is conditioned upon the prior consummation of the Closing or termination of this Agreement.

SECTION 5.12 Data Protection Agreements. Upon receipt of a written request from Seller prior to the Closing, Purchaser shall enter into appropriate data transfer arrangements (including, where requested, the EU approved model clause contracts) with Seller or any of its Affiliates as required in order for Seller or any of its Affiliates and Purchaser or any of its Affiliates to comply with any applicable data protection Laws or cross-border transfer obligations relating to the transfer of Personal Information.

SECTION 5.13 Indemnification of Directors and Officers.

(a) (i) Purchaser agrees that all rights to indemnification and/or advancement of expenses in favor of the directors, officers, employees and agents of any Group Company (each, a “D&O Indemnitee” and collectively, the “D&O Indemnitees”), as provided in the organizational documents of such Group Company in effect as of the date hereof or pursuant to any Contracts made available to Purchaser prior to the date hereof, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect and (ii) Seller agrees it shall indemnify and hold harmless each D&O Indemnitee with respect to any Losses (including amounts paid in settlement or compromise) that such D&O Indemnitee would be entitled to indemnification for under the organizational documents of any member of the Group Company, in each case as in effect on the date hereof, or pursuant to any other agreements in effect on the date hereof, for acts or omissions by such D&O Indemnitee in such Person’s capacity as a director, officer or employee of any member of the Business Group or Seller Group or taken at the request of a member of the Seller Group or the Business Group (including in connection with serving at the request of a member of the Seller Group, a member of the Business Group or as a Representative of another Person (including any Benefit Plan)), in each case, at, or at any time prior to, the Closing. Seller further agrees that Purchaser shall have no liability for any such claims and, notwithstanding anything to the contrary in this Agreement, all such claims by a D&O Indemnitee may be brought against the Seller Group’s directors and officers’ liability insurance policy. Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Group Companies shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.

(b) The provisions of this Section 5.13 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal representatives, and Purchaser shall use commercially reasonable efforts so that it shall be binding on all successors and assigns of Purchaser and the Group Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

SECTION 5.14 Resignations. Seller shall use reasonable best efforts to cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of each Group Company and officers of each Group Company which have been requested in writing by Purchaser at least five Business Days prior to the Closing Date, such resignation letters to be conditioned upon, and effective concurrently with, the Closing.

SECTION 5.15 Pre-Closing Reorganization.

(a) Subject to Section 1.06, Seller shall, and shall cause its Affiliates to:

(i) no later than two Business Days prior to the Closing (or, if reasonably necessary, at or prior to the Closing), to the extent not previously completed prior to the date of this Agreement, consummate the transactions described in Exhibit C (the “Steps Plan”); and

(ii) at or prior to the Closing, execute all such instruments of sale, conveyance, assignment, assumption, contribution, distribution or transfer, including bargain and sale deeds (or jurisdictional equivalent) and lease assignments (including the Real Estate Separation Agreements set forth on Section 5.15(a)(ii) of the Seller Disclosure Letter), and take all such other corporate or other organizational actions as are necessary to:

(A) sell, convey, assign, contribute, distribute or otherwise transfer to one or more Group Companies all of the right, title and interest of the Seller Group in, to and under all Transferred Assets;

(B) cause one or more Group Companies to assume all of the Assumed Liabilities;

(C) sell, convey, assign, contribute, distribute or otherwise transfer to one or more members of the Seller Group all of the right, title and interest of the Group Companies in, to and under all Excluded Assets; and

(D) cause one or more members of the Seller Group to assume all of the Excluded Liabilities.

(b) The agreements and instruments to effect the transactions described in Section 5.15(a) shall be in form and substance reasonably acceptable to Purchaser. Seller shall be permitted to amend the Steps Plan (i) if such amendment is determined by Seller to be reasonably necessary or appropriate to effect the transactions contemplated thereby (including to effect such transactions in a tax-efficient manner) and (ii) solely to the extent such amendment would reasonably be expected to be adverse to Purchaser or its stockholders, if such amendment is consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned).

(c) Nothing in this Agreement shall be deemed to require the transfer or conveyance of any assets or the acceptance or assumption of any liabilities which by their terms or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that, prior to and following the Closing and until the earlier of (A) the date that is three years following the Closing and (B) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, Seller and Purchaser shall use reasonable best efforts to obtain and make any necessary Consents for the transfer, conveyance, acceptance or assumption (as applicable) of all assets and liabilities required by this Section 5.15 to be so transferred, conveyed, accepted or assumed; provided further that neither party nor any of their respective Affiliates shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make any such Consent (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the party or the party’s Affiliate entitled to such asset or intended to assume such liability, as applicable, as promptly as reasonably practicable). In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of the Closing, the party retaining such asset or liability (or the party’s Affiliate retaining such asset or liability) shall thereafter and until the earlier of (I) the date that is three years following the Closing and (II) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, hold such asset for the use and benefit, and at the expense, of the party to which such asset should have been transferred or conveyed pursuant to this Section 5.15 and retain such liability for the account, and at the expense, of the party by which such liability should have been assumed or accepted pursuant to this Section 5.15, and take such other actions as may be reasonably requested by the party or the party’s Affiliate to which such asset should have been transferred or conveyed, or by which such liability should have been assumed or accepted, as the case may be, in order to place such party or such party’s Affiliate, insofar as reasonably possible without violation of any applicable Law or the terms of such asset or liability, in the same position as it would have been had such asset or liability been transferred, conveyed, accepted or assumed (as applicable) as contemplated by this Section 5.15 and so that the benefits and burdens relating to such asset or liability, as the case may be, including possession, use, risk of loss, potential for gain/loss and control over such asset or liability, as the case may be, are to inure from and after the Closing to such party or such party’s Affiliate. As and when any such asset or liability becomes transferable or assumable, as the case may be, Seller and Purchaser shall, and shall cause their respective Affiliates to, use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption (as applicable) as promptly as reasonably practicable.

(d) Purchaser hereby waives compliance with the requirements and provisions of any “bulk sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Transferred Assets to any Group Company. Seller hereby waives compliance by the Seller Group with the requirements and provisions of any “bulk sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Excluded Assets to any member of the Seller Group.

SECTION 5.16 Shared Contracts.

(a) From the date hereof until the date that is 12 months following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that, following the Closing, (i) Purchaser, an Affiliate of Purchaser or a Group Company is the beneficiary of the rights and is responsible for the obligations related to the portion of such Shared Contract related to the Business (the “Purchaser Portion”), which rights shall be an asset of and which obligations shall be a liability of Purchaser, an Affiliate of Purchaser or a Group Company, and (ii) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract relating to the Seller Business (the “Seller Portion”), which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than a Group Company). Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable. If Seller and Purchaser or their respective Affiliates, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (x) the date that is 12 months following the Closing and (y) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in any commercially reasonable arrangement to provide that (1) Purchaser, an Affiliate of Purchaser or a Group Company shall receive the interest in the benefits and obligations of the Purchaser Portion under and in respect of such Shared Contract and (2) Seller or an Affiliate of Seller (other than a Group Company) shall receive the interest in the benefits and obligations of the Seller Portion under and in respect of such Shared Contract.

(b) Nothing in this Section 5.16 shall require either Seller or Purchaser nor any their respective Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed as promptly as reasonably practicable by the party on whose behalf such expenses and fees are incurred). For avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of Seller’s or Purchaser’s obligations under Section 5.16(a).

SECTION 5.17 Replacement of Credit Support Obligations.

(a) With respect to any Credit Support Obligations pursuant to which Seller, its Affiliates (other than the Group Companies) or third parties provide credit support to the Business or the Group Companies , including those set forth in Section 5.17(a) of the Seller Disclosure Letter, Purchaser agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations. If Purchaser has not obtained the complete and unconditional release of Seller and its Affiliates and any third party guarantor from any Credit Support Obligation set forth in Section 5.17(a) of the Seller Disclosure Letter (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Seller Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Purchaser shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of Seller, its Affiliates and any third party guarantor from each Seller Continuing Credit Support Obligation and (B) Purchaser and its Affiliates (including the Group Companies) shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which the Business or the Group Companies may be liable under any Seller Continuing Credit Support Obligation and (ii) any demand or draw upon, or withdrawal from, any Seller Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Seller Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Seller Continuing Credit Support Obligation shall be deemed liabilities of Purchaser.

(b) With respect to any Credit Support Obligations pursuant to which the Group Companies provide credit support to Seller and its Affiliates (other than the Group Companies), including those set forth in Section 5.17(b) of the Seller Disclosure Letter, Seller agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations. If Seller has not obtained the complete and unconditional release of the Group Companies from any Credit Support Obligation set forth in Section 5.17(b) of the Seller Disclosure Letter (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Business Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Seller shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of the Group Companies from each Business Continuing Credit Support Obligation and (B) Seller shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which the Seller Business or Seller may be liable under any Business Continuing Credit Support Obligation and (ii) any demand or draw upon, or withdrawal from, any Business Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Business Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Business Continuing Credit Support Obligation shall be deemed liabilities of Seller.

SECTION 5.18 Releases.

(a) Effective as of the Closing, Purchaser, on behalf of itself and its Affiliates and each of their respective successors, assigns and past and present directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively with Purchaser, the “Purchaser Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Seller, its Affiliates, and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Seller Releasees”), jointly and individually, of and from any and all Actions and claims, demands, obligations, causes of action or liabilities arising on or prior to Closing, out of or in any matter related to (i) the organization, management or operation of the Business or the Group Companies or their relationship with the Group Companies, in each case relating to any matter, occurrence, action or activity at or prior to the Closing, (ii) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any other Transaction Agreement), (iii) any information (whether written or oral), documents or materials furnished in connection with the Transactions, (iv) the direct or indirect ownership of the Transferred Equity Interests or any other interest in any Group Company, (v) actions taken by Group Company Representatives in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions, and (vi) any rights to revenue, stock, options or warrants of, or dividends or other distributions in respect of, any Transferred Equity Interests or any other interest in any Group Companies prior to the Closing. Purchaser, for itself and the other Purchaser Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Action of any kind against any Seller Releasees, based on any of the foregoing. Purchaser, on behalf of itself and the other Purchaser Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Seller Releasees. Notwithstanding the foregoing, nothing in this Section 5.18 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of this Agreement, any of the other Transaction Agreements, any other agreement entered into by a Seller Releasee in connection with the transactions contemplated by this Agreement, or Actual Fraud.

(b) Effective as of the Closing, each member of the Seller Group, on behalf of itself and each of its respective Affiliates, and each of their respective successors, assigns and past and present directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively with the Seller Group, the “Seller Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Purchaser, its Affiliates, and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Purchaser Releasees”), jointly and individually, of and from any and all Actions and claims, demands, obligations, causes of action or liabilities arising on or prior to Closing, out of or in any matter related to (i) the organization, management or operation of the Business or the Group Companies or their relationship with the Group Companies, in each case relating to any matter, occurrence, action or activity at or prior to the Closing, (ii) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any other Transaction Agreement) or (iii) any information (whether written or oral), documents or materials furnished in connection with the Transactions. Seller, on behalf of itself and the other Seller Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Purchaser Releasees. Notwithstanding the foregoing, nothing in this Section 5.18 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person to the extent arising out of this Agreement, any of the other Transaction Agreements, any other agreement entered into by a Purchaser Releasee in connection with the transactions contemplated by this Agreement, or Actual Fraud.

SECTION 5.19 Termination of Intercompany Agreements. Effective as of the Closing, but subject to the occurrence of the Closing, (a) except for the Intercompany Accounts set forth on Section 5.19(a) of the Seller Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, the Brand Licensing Agreement or the Real Estate Separation Agreements, Seller and its controlled Affiliates (other than the Group Companies), on the one hand, and the Group Companies, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Group Companies, on the one hand, and Seller and its Affiliates (other than the Group Companies), on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Purchaser or any of its controlled Affiliates (including, following the Closing, the Group Companies)) in respect of such Intercompany Accounts following the Closing and (b) except for any Contracts set forth on Section 5.20(b) of the Seller Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, the Brand Licensing Agreement or the Real Estate Separation Agreements, the Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Seller or any of its controlled Affiliates (other than the Group Companies), on the one hand, and Purchaser or any of its controlled Affiliates (including, following the Closing, the Group Companies), on the other hand, following the Closing.

SECTION 5.20 Financing.

(a) Prior to the Closing Date, Seller shall use its commercially reasonable efforts to provide, and to cause the Group Companies and their respective Representatives to provide, to Purchaser, in each case at Purchaser’s sole expense, all cooperation reasonably requested by Purchaser as is customary and reasonably necessary in connection with the consummation of the Debt Financing, including:

(i) furnishing to Purchaser and the Debt Financing Sources as promptly as reasonably practicable such pertinent and customary information regarding Seller and the Group Companies as may be reasonably requested by Purchaser to the extent that such information is required under the Debt Commitment Letter and is reasonably available to Seller;

(ii) assisting with the due diligence of any Debt Financing Source, to the extent customary and reasonable;

(iii) assisting in preparation for and participating in marketing efforts for the Debt Financing (including a reasonable and limited number of meetings and calls (that are requested in advance with or by the Debt Financing Sources), presentations, roadshows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, in each case, upon reasonable advance notice from, and as reasonably requested by, Purchaser and at reasonable times and locations (which may be virtual) to be mutually agreed and reasonably required in connection with the consummation of the Debt Financing);

(iv) assisting Purchaser and the Debt Financing Sources with the preparation of (A) materials for rating agency presentations and (B) bank information memoranda, lender presentations, investor presentations, offering documents, marketing materials, information packages, and similar documents reasonably required for use in connection with the Debt Financing, including reviewing and commenting on Purchaser’s draft of a business description to be included in marketing materials;

(v) providing customary assistance in the preparation and negotiation of, and execution and delivery of (subject to the occurrence of the Closing), the definitive financing documentation for the Debt Financing, including credit agreements, collateral agreements, any pledge and security documents, supplemental indentures, intercreditor agreements, guaranties and fee letters, officer’s certificates, solvency certificates, closing certificates, borrowing notices and other customary documents and certificates as may be reasonably requested by Purchaser, including any schedules, exhibits or annexes thereto, furnishing any other customary financing deliverables as may be reasonably requested by Purchaser or the Debt Financing Sources (including insurance certificates) and such information as may be necessary or reasonably requested in connection with the foregoing, and otherwise reasonably facilitating the pledging of collateral and provision of guarantees (including the delivery of all stock or other certificates intended to constitute collateral as contemplated by the Debt Commitment Letter) (it being understood that such documents and pledges will not take effect, and delivery of such stock or other certificates will not be required to be made, prior to the Effective Time);

(vi) providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors (including with respect to the items in clauses (iii) and (iv)), subject to customary confidentiality provisions, and containing appropriate and customary representations, including that the public side versions of such documents do not include material non-public information about Seller or the Group Companies or their securities and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing duly executed by an appropriate officer of Seller or the appropriate Subsidiary thereof;

(vii) providing Purchaser and the Debt Financing Sources, no later than four (4) Business Days in advance of the Closing, with all documentation and other information about Seller and the Group Companies as is reasonably requested by Purchaser or the Debt Financing Sources that is required in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and information regarding beneficial ownership, including a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent requested in writing at least nine (9) Business Days in advance of the Closing;

(viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Debt Financing and to cause the proceeds thereof to be made available to Purchaser and/or the Transferred Company on the Closing Date;

(ix) providing reasonably recent copies of all organizational documents and other corporate information as may be reasonably requested by Purchaser and, to the extent necessary, facilitating the provision to Purchaser of certified copies of such organizational documents, as applicable, and certificates of good standing, existence and/or tax status from each relevant Governmental Authority;

(x) providing customary cooperation to Purchaser in its efforts to obtain consents, waivers, approvals, legal opinions, surveys, appraisals, reports, inspections and other documentation relating to the Debt Financing, as reasonably requested by Purchaser;

(xi) taking all actions reasonably necessary to permit the Debt Financing Sources to evaluate the cash management and treasury services systems, accounting practices and policies and audit procedures of the Group Companies;

(xii) ensuring that the Debt Financing Sources benefit from the existing banking and lending relationships of the Group Companies; and

(xiii) obtaining and facilitating the negotiation of the Release Letter and other customary release and termination documentation .

Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.02(b) as applied to Seller’s obligations under this Section 5.20(a) shall be deemed satisfied unless the Debt Financing has not been obtained as a result of Seller’s breach of its obligations under this Section 5.20(a).

(b) Seller hereby consents to the use of its and the Group Companies’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Seller or the Group Companies.

(c) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.20 shall require any such cooperation or assistance to the extent that it could result in Seller or any of the Group Companies being required to:

(i) pledge any assets as collateral in a manner that is not conditioned upon the occurrence of Closing;

(ii) agree to pay any fee, bear any cost or expense, enter into any definitive agreement, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing that is not conditioned upon the occurrence of Closing (other than the representation and/or authorization letters described above);

(iii) take any actions to the extent such actions would, in Seller’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of Seller or any of the Group Companies or otherwise interfere with the prompt and timely discharge by Seller’s or any of the Group Companies’ employees of their normal duties, (B) subject any director, manager, officer or employee of Seller or any of its Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of Seller or any of the Group Companies, any applicable Law or Judgment or any Contract to which Seller or any of the Group Companies is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (y) any other breach of this Agreement;

(iv) waive or amend any terms of this Agreement;

(v) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing;

(vi) provide access to or disclose information if Seller determines, in its reasonable judgment, that doing so would reasonably be expected to (A) result in the disclosure of Trade Secrets or competitively sensitive information to third parties, (B) waive, cause the waiver of or otherwise risk the loss of, any attorney-client privilege, attorney work product protection or other legal privilege or (C) expose Seller to risk of liability for disclosure of sensitive or Personal Information in violation of any binding confidentiality obligation owed by Seller to any third party;

(vii) cause any director, manager or equivalent, or any officer or employee, in each case of Seller or any of the Group Companies to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith, or to execute or deliver any certificate in connection with the Debt Financing (other than any director, manager or equivalent, or officer or employee, in each case of Seller or any of the Group Companies who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Effective Time (other than the representation and/or authorization letters described above);

(viii) deliver any legal opinion or negative assurance letter; or

(ix) provide or prepare (A) pro forma financial statements, pro forma adjustments (including regarding the Financing, any synergies or cost savings), projections or an as-adjusted capitalization table, (B) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Financing, (D) “segment reporting”, Subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) any information required by Regulation S-K Item 402 or by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A or (F) any financial statements.

(d) Purchaser shall promptly, upon written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees and the reasonable and documented fees of third-party financial advisors) incurred by Seller or any of the Group Companies and their respective Representatives in connection with the Financing, including the cooperation of Seller and the Group Companies and Representatives contemplated by this Section 5.20, and shall indemnify and hold harmless

Seller, the Group Companies and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with this Section 5.20 and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses arise from or in connection with the gross negligence, willful misconduct or fraud of Seller, any Group Company or their respective Representatives.

(e) Purchaser acknowledges and agrees that the obligations of Purchaser to consummate the Transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement, Purchaser or any of its Affiliates obtaining any financing (including the Financing or any Alternative Financing) or the availability, grant, provision or extension of any financing to Purchaser or any of its Affiliates (including the Financing or any Alternative Financing).

(f) Purchaser shall use, and shall cause its Affiliates to use, commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Commitment Letters and related fee letter, including using commercially reasonable efforts to: (i) maintain in effect the Commitment Letters until the earlier of the consummation of the Transactions and the funding of the applicable Financing; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Debt Commitment Letter and the related fee letter (or on terms and conditions not materially less favorable to Purchaser than the terms and conditions (including market flex provisions) set forth in the Debt Commitment Letter and the related fee letter); (iii) timely satisfy (or obtain a waiver of) all conditions applicable to Purchaser in the Commitment Letters that are within Purchaser’s control to consummate the Financing at or prior to the Closing Date; (iv) consummate the Financing at or prior to the Closing Date; and (v) comply in all material respects with its obligations that are within its control under the Commitment Letters and the definitive agreements relating to the Financing. In addition, unless otherwise agreed by Seller, the definitive documentation for the Debt Financing shall contain terms with respect to the Promissory Note that are substantially consistent with those set forth in the Debt Commitment Letter as in effect on the date hereof. Purchaser shall not, without the prior written consent of Seller, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Commitment Letters if such termination, amendment, modification or waiver would (A) reduce the aggregate amount of the Financing to be funded on the Closing Date to an amount that is less than the amount required, when taken together with all available cash of Purchaser and its Subsidiaries, to satisfy the Financing Uses, (B) impose new or additional conditions precedent to the availability of the Financing on the Closing Date or expand, amend or modify any of the conditions to the Financing in a manner that could reasonably be expected to materially delay or prevent or make less likely to occur the funding of the Financing on the Closing Date or (C) materially adversely impact the ability of Purchaser to enforce its rights against other parties to the Commitment Letters with respect to the Financing (clauses (A), (B) and (C), collectively, the “Restricted Financing Amendments”). Purchaser shall deliver to Seller copies of any amendment, modification or waiver to or under any Commitment Letter related to a Restricted Financing Amendment. For the avoidance of doubt, under no circumstances will Seller be entitled to obtain, and Seller will not seek, specific performance or other equitable relief directly against any Debt Financing Source Related Party with respect to the Debt Commitment Letter or the transactions contemplated by this Agreement.

(g) Upon the written request of Seller, Purchaser shall keep Seller informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing prior to Closing. Purchaser shall give Seller prompt notice of (i) the receipt of any written notice or other written communication from any financing source party to the Financing with respect to any actual breach, default, termination or repudiation by any party to any of the Commitment Letters of any provision of any Commitment Letter; and (ii) the occurrence of an event or development that could reasonably be expected to materially adversely impact the ability of Purchaser to obtain any portion of the Financing contemplated by the Commitment Letters that is, when taken together with the Equity Financing, the Promissory Note and all available cash of Purchaser and its Subsidiaries, required to satisfy the Financing Uses. As soon as reasonably practicable, but in any event within four (4) Business Days (or such later date as agreed to by Seller in its reasonable discretion) of the date Seller delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence. If, prior to the Closing Date, any portion of the Debt Financing that is, when taken together with the Equity Financing, Promissory Note and all available cash of Purchaser and its Subsidiaries, necessary to satisfy the Financing Uses becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, Purchaser shall use its commercially reasonable efforts to (as promptly as practicable but in any event not later than the date Purchaser is required to consummate the Closing in accordance with this Agreement) arrange and obtain alternative financing from alternative sources (such financing, the “Alternative Financing”) (i) in an amount sufficient to replace such necessary portion of the Debt Financing that is no longer available, (ii) with terms not materially less favorable (taken as a whole), and on conditions not materially less favorable (taken as a whole), to Purchaser than the terms and conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter and related fee letter and (iii) which would not reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Closing Date; provided that the failure to obtain Alternative Financing shall not relieve Purchaser of any obligation hereunder. Purchaser shall deliver to Seller true and complete copies of any commitment letter and fee letter (redacted in a manner consistent with Section 4.06(b)) related to any Alternative Financing. For purposes of this Agreement, references to (x) the “Financing” and “Debt Financing” shall include any such Alternative Financing and (y) the “Debt Commitment Letter” and “Commitment Letters” shall include the commitment letters or similar documents with respect to any such Alternative Financing. Nothing in this Section 5.20(g) or any other provision of this Agreement shall, and in no event shall the “commercially reasonable efforts” of Purchaser be deemed or construed to, require Purchaser to (i) seek or accept Alternative Financing on terms less favorable, in the aggregate, to Purchaser than those set forth in the Debt Commitment Letter and the redacted fee letter, (ii) waive or amend any term or condition of this Agreement, or (iii) pay any fees in excess of those contemplated by the Debt Commitment Letter and the redacted fee letter, in each case, as of the date hereof.

SECTION 5.21 Insurance.

(a) Seller and Purchaser agree that the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates (other than the Group Companies) is only for the benefit of Seller and its Affiliates (other than the Group Companies), and not for the benefit of Purchaser or the Business. As of the Closing, Purchaser agrees to arrange for its own insurance policies with respect to the Business and, without prejudice to any right of indemnification pursuant to this Agreement, agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ (other than the Group Companies’) insurance policies which may provide coverage for claims relating in any way to the Business.

(b) From and after the Closing, with respect to any occurrence relating to the Group Companies or the Business arising prior to the Closing that would be covered by any of Seller’s or its Affiliates’ occurrence-based insurance policies, excluding any fronting, retention or other self-insurance policy or program (such policies, the “Available Insurance Policies” and such claims, the “Coverage Claims”), Purchaser, on behalf of the Group Companies, may access, submit claims, retain claims made prior to Closing and seek coverage for such Coverage Claims under the Available Insurance Policies, subject to the terms and conditions of such Available Insurance Policies; provided, however, that (i) Purchaser and the Group Companies shall exclusively bear the amount of any “deductibles” or retentions associated with claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, (ii) Purchaser and the Group Companies shall be solely responsible at their expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims and shall not, without the written consent of Seller, amend, modify or waive any rights of Seller or other insureds under any such insurance policies and programs, (iii) with respect to Coverage Claims or requests for benefits asserted by Purchaser or the Group Companies under the Available Insurance Policies, Seller shall have the right but not the duty to monitor and/or associate with such claims, (iv) Purchaser and the Group Companies shall be liable, and shall reimburse Seller, for any fees, costs or expenses, including any prospective premium adjustments, incurred by Seller or its Affiliates directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful Coverage Claims and (v) neither Purchaser nor the Group Companies shall assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies to any other Person. Seller shall not be liable for the inability of Purchaser to collect insurance proceeds under any Available Insurance Policy. The terms of such policies shall remain unaffected by the terms of this Agreement. Notwithstanding anything contained herein, (x) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Seller or its Affiliates to insurance coverage for any matter, whether relating to the Group Companies, the Business or otherwise, and (y) Purchaser and the Group Companies, on the one hand, and Seller, on the other, shall use their commercially reasonable efforts to cooperate with respect to Coverage Claims and requests for benefits and sharing such information as is reasonably necessary to effectuate the terms of this Section 5.21(b).

SECTION 5.22 Purchaser Expenditure; Distributions. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, from the date of this Agreement until the Closing, Purchaser shall not expend funds other than in connection with the Transactions and the payment of related expenses and shall not declare or pay any dividend or make any other distribution to its equityholders.

SECTION 5.23 Other Investors. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, prior to the Closing, without the prior written consent of Seller, Purchaser shall not permit or agree to permit any Person (other than any Affiliates of Purchaser), to obtain any shares of capital stock or other Equity Interests of (or rights to obtain any capital stock or other Equity Interests of) Purchaser.

SECTION 5.24 Litigation. In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of Purchaser, on the one hand, or Seller, on the other hand, threatened in writing, against Purchaser or any of the directors or officers of Purchaser by any of Purchaser’s stockholders, on the one hand, or against Seller or any of the directors or officers of Seller by any of Seller’s stockholders, on the other hand, in each case prior to the Closing, the party against whom such Action is brought or threatened shall promptly notify the other party of any such Action and keep such other party reasonably informed with respect to the status thereof. The party against whom such Action is brought or threatened shall provide the other party the opportunity to participate in (at its sole cost and subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the other party’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, the party against whom such Action is brought or threatened shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Action (other than any costs related to the other party’s participation as aforesaid).

SECTION 5.25 Wrong Pockets.

(a) In the event that there was an omission of (i) the transfer or conveyance by any Group Company to, or the acceptance or assumption by, any member of the Seller Group of any Excluded Asset or Excluded Liability, as the case may be, or (ii) the transfer or conveyance by any member of the Seller Group to, or the acceptance or assumption by, any Group Company of any Transferred Asset or Assumed Liability, as the case may be, from and after the Closing until the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, Seller and Purchaser shall, and shall cause their respective Affiliates, subject to Section 5.16(b), to use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption of such asset or liability, as the case may be, as promptly as reasonably practicable.

(b) In the event that there was a transfer or conveyance (i) by any Group Company to, or the acceptance or assumption by, any member of the Seller Group of any Transferred Asset or Assumed Liability, as the case may be, or (ii) by any member of the Seller Group to, or the acceptance or assumption by, any Group Company of any Excluded Asset or Excluded Liability, as the case may be, from and after the Closing until the earlier of (A) the date that is two years following the Closing and (B) the date on which such asset or liability is so transferred or conveyed, as the case may be, Seller and Purchaser shall, and shall cause their respective Affiliates to, subject to Section 5.16(b), use reasonable best efforts to transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability, as the case may be, as promptly as reasonably practicable.

(c) Following the Closing, without effect on the Purchase Price, (i) Seller shall promptly transfer to Purchaser (A) any payment or funds which, per the terms of this Agreement, belongs to Purchaser or the Group Companies and is received by Seller after the Closing and (B) copies of any substantive communications received by Seller after the Closing, including from a Governmental Authority or customer, supplier, distributor, landlord, licensee, service provider or other business partner, related to the Business or that otherwise is for Purchaser or any Group Company, and (ii) Purchaser shall promptly transfer to Seller (A) any payment or funds which, per the terms of this Agreement, belongs to Seller and is received by Purchaser or any Group Companies after the Closing and (B) copies of any substantive communications received by Purchaser or any Group Companies after the Closing, including from a Governmental Authority or customer, supplier, distributor, landlord, licensee, service provider or other business partner, to the extent related to the Seller Business.

SECTION 5.26 Restrictive Covenants.

(a) Covenant Not to Compete. During the period that is five years following the Closing, Seller agrees it will not and it will cause its controlled Affiliates and Subsidiaries to not, directly or indirectly, in any manner (whether on its own account, or as an owner, operator, manager, consultant, investor, agent or otherwise), anywhere in the Applicable Area, (i) engage directly or indirectly in the Business or (ii) call upon, solicit or provide services to any Material Customer with the intent of selling or attempting to sell any products or services similar to those offered by the Business; provided, however, that no owner of less than 3% of the outstanding stock of any publicly traded corporation shall be deemed to engage solely by reason thereof in its business.

(b) Covenants Not to Solicit. During the period that is three years following the Closing (or, with respect to the Continuing Employees set forth on Section 5.26(b) of the Seller Disclosure Letter, the period that is five years following the Closing), Seller agrees it will not and it will cause its Subsidiaries to not, directly or indirectly, in any manner (whether for its own account, as an owner, operator, manager, consultant, investor, agent or otherwise), hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any Continuing Employee, or induce or attempt to induce any such Continuing Employee to leave such employment; provided, however, that the foregoing shall not preclude (A) general solicitations by Seller or its Subsidiaries or by a bona fide search firm that are not specifically directed toward any Continuing Employee or (B) the hiring of any Continuing Employee who has ceased to be employed by Purchaser or its Affiliates (including the Group Companies) at least six months (or, with respect to the Continuing Employees set forth on Section 5.26(b) of the Seller Disclosure Letter, at least two years) prior to commencement of employment discussions between Seller or its Affiliates and such Continuing Employee, provided that such six-month cooling off period (or, with respect to the Continuing Employees set forth on Section 5.26(b) of the Seller Disclosure Letter, such two-year cooling off period) shall not apply in the event such Continuing Employee is terminated by Purchaser or its Affiliates without “cause” (as such term is defined in the applicable Continuing Employee’s employment Contract).

(c) Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 5.26(a) or Section 5.26(b) is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closer to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. In the event of litigation between the parties hereto involving Section 5.26(a) or Section 5.26(b), the non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such litigation, including any appeal therefrom. The existence of any claim or cause of action by Seller against Purchaser, the Group Company, Purchaser’s Affiliates, and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, successors, or permitted assigns, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Purchaser of the provisions of Section 5.26(a) or Section 5.26(b), which Sections will be enforceable notwithstanding the existence of any breach by any such Person.

SECTION 5.27 Intellectual Property Matters.

(a) Effective upon (and subject to the occurrence of) the Closing, Seller, on behalf of itself and its Affiliates hereby grants the Transferred Company and its current and future Affiliates a perpetual, irrevocable, worldwide, fully paid-up, royalty free license or sublicense (as applicable) to all Intellectual Property (if any), other than Trademarks and Domain Names, used in the conduct of the Group Company Business that is included in the Excluded Assets, which are licensable or sublicensable by Seller (“Seller Retained Intellectual Property”), within the field of the Business, to (i) make, have made, use, sell, offer for sale, and import products and services, and (ii) with respect to Copyrights in such Intellectual Property, to reproduce, adapt, prepare derivative works of, distribute, perform and display the copyrighted works. Licensee shall have the right, without consent or any duty of accounting, to sublicense such licensed rights through multiple tiers, and to the extent permitted by an applicable underlying license, further sublicense such sublicensed rights to (x) its customers for the use of the applicable Business Group Product according to its intended use, (y) its service providers, solely for the benefit of the Transferred Company, its Affiliates, and their respective customers, in each case in their commercialization of a Business Group Product, and (z) solely to extent necessary to continue commercializing a Business Group Product, to an acquirer of the portion of the Business Group responsible for commercializing such Business Group Product, whether through acquisition of one or more Affiliates and/or through the acquisition of all or substantially of the assets associated with the commercialization of such Business Group Product.

(b) Effective upon (and subject to the occurrence of) the Closing, Purchaser, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates a nonexclusive, fully paid, perpetual, irrevocable, sublicensable worldwide, royalty free license to use the Business Intellectual Property (if any), which is licensable or sublicensable by Purchaser, within the field of the Seller Business, to (i) make, have made, use, sell, offer for sale, and import products and services, and (ii) with respect to Copyrights in such Intellectual Property, to reproduce, adapt, prepare derivative works of, distribute, perform and display the copyrighted works. Licensee shall have the right, without consent or any duty of accounting, to sublicense such licensed rights through multiple tiers, and to the extent permitted by an applicable underlying license, further sublicense such sublicensed rights to (x) its customers for the use of the applicable Seller Group Product according to its intended use, (y) its service providers, solely for the benefit of Seller, its Affiliates and their respective customers, in each case in their commercialization of a Seller Group Product, and (z) solely to extent necessary to continue commercializing a Seller Group Product, to an acquirer of the portion of the Seller Group responsible for commercializing such Seller Group Product, whether through acquisition of one or more Affiliates and/or through the acquisition of all or substantially of the assets associated with the commercialization of such Seller Group Product.

(c) Seller and Purchaser, on behalf of themselves and their respective Affiliates, acknowledge and agree that any assignment or transfer of, or license under the Seller Retained Intellectual Property or Business Intellectual Property (respectively, whether by Contract or operation of applicable Law) shall be subject to the rights and obligations set forth in this Section 5.27.

ARTICLE VI

Conditions Precedent

SECTION 6.01 Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and the obligation of Seller to sell (or to cause the Designated Seller Subsidiary to sell) the Transferred Equity Interests to Purchaser is each subject to the satisfaction (or, to the extent permitted by applicable Law, waiver in writing by both Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) in the U.S. or any jurisdiction set forth in Section 6.01(a) of the Seller Disclosure Letter (the “Applicable Jurisdictions”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions and no Action by a Governmental Authority in the U.S. or any Applicable Jurisdiction shall be pending in which it is sought to enjoin, restrain or otherwise make illegal, prevent or prohibit the consummation of the Transactions.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) the authorizations, consents, clearances, certificates, orders or approvals of, or declarations or filings with, and the expirations of the waiting periods required from, any Merger Control Authority required in connection with the Transactions in any jurisdiction set forth in Section 6.01(b) of the Seller Disclosure Letter shall have been filed, have occurred or been obtained.

SECTION 6.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Transferred Equity Interests is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller in this Agreement (other than the Seller Fundamental Representations and other than the representations and warranties in Section 3.17(b)), without giving effect to any “materiality”, Seller Material Adverse Effect or Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date in all respects as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect or a Material Adverse Effect. The Seller Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as though made on the Closing Date, in each case except to the extent such Seller Fundamental Representations expressly relate to an earlier date (in which case on and as of such earlier date). The representations and warranties of Seller in Section 3.17(b) shall be true and correct as of the Closing Date as though made on the Closing Date.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c) Seller Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an authorized representative of Seller, stating that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Seller Deliveries. Purchaser shall have received the deliveries set forth in Section 1.03(b) hereof, including an executed counterpart of each of the Transaction Agreement signed by each party other than Purchaser or its Affiliates.

(f) French Put Option. Seller shall have exercised the French Put Option pursuant to the terms of the French Put Option Letter.

SECTION 6.03 Conditions to Obligation of Seller. The obligation of Seller to sell (or to cause the Designated Seller Subsidiary to sell) the Transferred Equity Interests is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement (other than the Purchaser Fundamental Representations), without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as though made on the Closing Date, in each case except to the extent such Purchaser Fundamental Representations expressly relate to an earlier date (in which case on and as of such earlier date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c) Purchaser Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d) Purchaser Deliveries. Seller shall have received the deliveries set forth in Section 1.03(a) hereof, including an executed counterpart of each of the Transaction Agreement signed by each party other than Seller or its Affiliates.

SECTION 6.04 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this Article VI to be satisfied if its breach of any obligation under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

SECTION 7.01 Termination. This Agreement may be terminated, and the Transactions abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either of Seller or Purchaser:

(i) if the Closing shall not have occurred on or prior to June 15, 2024 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 9.05, the “Outside Date”); provided, however, that (A) if on the Outside Date any of the conditions set forth in Section 6.01(a) (to the extent relating to a Restraint in respect of any Antitrust Laws or Foreign Direct Investment Laws) or Section 6.01(b) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to September 15, 2024 and such date shall become the Outside Date for purposes of this Agreement. The right to terminate this Agreement under this Section 7.01(b)(i) shall (x) not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) and (y) be subject to the proviso set forth in Section 7.01(d)(ii); or

(ii) if any Restraint in the U.S. or any Applicable Jurisdiction having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; or

(c) by Purchaser:

(i) if Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured or Seller has not cured such breach or failure to perform prior to the earlier of (x) the Business Day prior to the Outside Date, or (y) the date that is 45 calendar days from the date that Seller is notified by Purchaser in writing of such breach or failure to perform stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder which would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b); or

(d) by Seller:

(i) if Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured or Purchaser has not cured such breach or failure to perform prior to the earlier of (x) the Business Day prior to the Outside Date, or (y) the date that is 45 calendar days from the date that Purchaser is notified by Seller in writing of such breach or failure to perform stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if Seller is then in material breach of any of its representations, warranties, covenants or agreements hereunder which would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b); or

(ii) if the (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (to the extent such waiver is permitted by applicable Law or this Agreement) (other than those conditions that by their nature are to be satisfied at the Closing), (B) Seller has confirmed by written notice to Purchaser that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but such conditions must be capable of being satisfied if the Closing Date were the date valid notice of termination of this Agreement is delivered by Seller to Purchaser) or that it is willing to waive any unsatisfied conditions in Section

6.03 and (C) the Closing shall not have been consummated within three (3) Business Days after the delivery of such notice; provided that, notwithstanding anything in Section 7.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during such three (3) Business Day period referred to in clause (C) above.

SECTION 7.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and, subject to Section 7.03, this Agreement shall forthwith become null and void (other than Section 5.03, Section 5.20(d), this Section 7.02, and Article IX, all of which shall survive termination of this Agreement), and (other than with respect to such surviving sections) there shall be no liability on the part of Purchaser or Seller or their respective directors, officers and Affiliates, except, subject to Section 7.03(c) (including the limitations on liability set forth therein), no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement or Actual Fraud.

SECTION 7.03 Termination Fee.

(a) In the event that (i) Seller shall terminate this Agreement pursuant to Section 7.01(d)(ii), then Purchaser shall promptly, but in no event later than ten (10) Business Days after the date of such termination, pay or cause to be paid to Seller a termination fee of $24,375,000 in cash (the “Termination Fee”), by wire transfer of same-day funds simultaneously with such termination so long as Seller has timely provided Purchaser with wire instructions for such payment, or (ii) Seller shall terminate this Agreement pursuant to Section 7.01(d)(i) or Purchaser shall terminate this Agreement pursuant to Section 7.01(b)(i) and at such time Seller could have terminated this Agreement pursuant to Sections 7.01(d)(i), then Purchaser shall pay (or cause to be paid) to Seller (or their designee(s)) an amount equal to the damages actually incurred by Seller as a result thereof up to the Termination Fee, it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion.

(b) Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other party hereto would not enter into this Agreement. In the event of any Action related to payment of the Termination Fee, the non-prevailing party in such Action shall pay the prevailing party an amount equal to its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, not to exceed $3,000,000.

(c) Subject in all respects to Seller’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.05 and the reimbursement and indemnification obligations of Purchaser under Section 5.20(d) and Section 7.03(b) hereof, in the event the Termination Fee or damages up to the Termination Fee are paid to Seller in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Termination Fee or damages, as applicable, shall be the sole and exclusive monetary damages remedy of Seller and its Affiliates against Purchaser, Guarantor, the Debt Financing Sources Related Parties or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or Affiliates (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Following the receipt of the Termination Fee (or damages up to the Termination Fee) pursuant to Section 7.03(a) and such expense reimbursement and indemnification from Purchaser in accordance with Section 5.20(d), if applicable, no Person shall have any rights or claims against Purchaser or any Purchaser Related Party under this Agreement, whether in law or equity, in Contract or in tort or otherwise, and none of Purchaser nor any Purchaser Related Party shall have any liability or obligation to Seller in connection with this Agreement or the Transactions and Seller shall cause any Action by Seller or any of its Affiliates against any Purchaser Related Party pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such payment of the Termination Fee (and in no event later than three days following payment of such Termination Fee). While Seller may pursue both a grant of specific performance in accordance with Section 9.05 and the payment of the Termination Fee under Section 7.03(a), under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance that results in a Closing and any monetary damages, including all or any portion of the Termination Fee. Notwithstanding anything herein to the contrary, (x) none of the Debt Financing Sources or Debt Financing Sources Related Parties shall have any liability or obligation relating to or arising out of this Agreement or the Debt Financing, the Transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Law arising out of such breach, termination or failure, (y) each of the Seller and each of its Affiliates waives any rights or claims that it may have against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (z) each of the Seller and each of its Affiliates agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any Action against any of the Debt Financing Sources in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the Transactions contemplated hereby or thereby.

ARTICLE VIII

Indemnification

SECTION 8.01 General Indemnification by Seller.

(a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser against, and hold it harmless from, any loss, liability, claim, damage or expense, including reasonable and documented third party legal fees and expenses (collectively, “Losses”), suffered or incurred by Purchaser, its Affiliates (including the Group Companies) and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Purchaser Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from (i) any liability arising out of or relating to the Seller Business (including the ownership or operation thereof), whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued, (ii) any Excluded Assets or Excluded Liabilities and (iii) Seller’s or its Subsidiaries’ (including the Designated Seller Subsidiary) and Affiliates’ (and prior to the Closing, the Group Companies’) breach of any covenant or agreement in this Agreement.

(b) Seller shall not be required to indemnify any Purchaser Indemnitee and shall not have any liability (i) under Section 8.01(a) to the extent the Loss arose as a result of any breach of a representation, warranty, agreement or covenant made or to be performed by Purchaser in this Agreement or (ii) under Section 8.01(a)(iii) in respect of breaches of any covenant or agreement that by their terms are to be performed prior to the Closing in excess of $10,000,000.

(c) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that (other than any recourse it may have to the insurers under its representations and warranties insurance policy) its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII. Notwithstanding the foregoing, nothing contained in this Section 8.01(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Working Capital or Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.02 General Indemnification by Purchaser.

(a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller against, and hold it harmless from, any Loss suffered or incurred by Seller and its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Seller Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from any liability arising out of or relating to the Business (including the ownership or operation thereof), whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued, other than any liability expressly retained by Seller pursuant to the terms of this Agreement (including, for the avoidance of doubt, the Excluded Liabilities and any liability arising out of the Excluded Assets).

(b) Purchaser shall not be required to indemnify any Seller Indemnitee and shall not have any liability under Section 8.02(a) to the extent the Loss arose as a result of any breach of a representation, warranty, agreement or covenant made or to be performed by Seller in this Agreement.

(c) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Seller, on behalf of itself and each other Seller Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII. Notwithstanding the foregoing, nothing contained in this Section 8.02(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Seller may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Working Capital or Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.03 Tax Indemnification. (a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser and its Affiliates against, and hold them harmless from:

(i) all Taxes arising out of or relating to the transactions described in Section 5.15(a), and all income Taxes of Seller and any of its Affiliates arising out of the sale of the Transferred Equity Interests to Purchaser pursuant to this Agreement;

(ii) (A) all Taxes of Seller and any of its Affiliates (other than a Group Company), except for Taxes that result in any Business Tax Audit Amount becoming positive, and (B) all Taxes of any Group Company to the extent arising or resulting from any liability arising out of or relating to the Seller Business (including the ownership or operation thereof), whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued;

(iii) all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Seller or any of its Affiliates (including the Group Companies solely with respect to periods prior to the Closing);

(iv) all Taxes (as a result of Treasury Regulation Section 1.1502-6 or any comparable provision of any applicable Tax Law) of (A) Seller or any of its Affiliates (other than any Group Company) or (B) Zimmer Biomet Holdings, Inc. or any of its Affiliates, in each case, for which any Group Company becomes liable as a result of being or having been at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes;

(v) all Transfer Taxes allocated to Seller pursuant to Section 5.07(h); and

(vi) any reasonable third party legal fees and expenses resulting from the items described in clauses (i) through (v) above;

provided that, notwithstanding anything to the contrary in this Agreement, Seller shall not be liable under this Section 8.03 for any such Taxes, fees, expenses or amounts to the extent such Taxes, fees or expenses or amounts (1) are described in Section 8.03(b) or (2) result from any Purchaser Tax Act.

(b) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates against, and hold them harmless from:

(i) all Taxes arising out of or relating to the Business (including the ownership or operation thereof), whether any such liability arises before or after the Closing, is known or unknown or is contingent or accrued;

(ii) any Business Tax Audit Amount that is positive;

(iii) all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Purchaser or any of its Affiliates (including the Group Companies but solely with respect to periods following the Closing);

(iv) all Taxes resulting from any Purchaser Tax Act;

(v) all Transfer Taxes allocated to Purchaser pursuant to Section 5.07(h); and

(vi) any reasonable third party legal fees and expenses resulting from the items described in clauses (i) through (v) above;

provided that, notwithstanding anything to the contrary in this Agreement, Purchaser shall not be liable under Sections 8.03(b)(i), 8.03(b)(ii) and 8.03(b)(vi) (in the case of Section 8.03(b)(vi), to the extent resulting from items described in Sections 8.03(b)(i) and 8.03(b)(ii)) for any such Taxes, fees, expenses or amounts (whether or not arising out of or relating to the Business) (1) to the extent Seller is entitled to be indemnified by Zimmer Biomet Holdings, Inc. for such Taxes, fees or expenses or amounts pursuant to the Distribution Agreements or (2) to the extent such Taxes are Taxes of Zimmer Biomet Holdings, Inc. or any of its Affiliates, for which Seller or any of its Affiliates become liable as a result of being or having been at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes of Zimmer Biomet Holdings, Inc. or any of its Affiliates.

(c) Any indemnity obligation for Taxes pursuant to this Section 8.03 shall be paid within 30 Business Days after Purchaser or Seller, as applicable, makes written demand upon the other party claiming it is entitled to indemnification under this Section 8.03, but in no case earlier than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority.

SECTION 8.04 Calculation of Losses; Mitigation.

(a) The amount of any Loss (including a Tax) for which indemnification is provided under this Article VIII shall be (i) net of any amounts recovered by the indemnified party under insurance policies or otherwise with respect to such Loss (including a Tax) (after taking into account costs of collection and any increase in premium) and (ii) reduced or offset by any Tax benefit actually realized as a result of such Loss by any of the Group Companies incorporated or organized outside of the United States in the year in which the Loss occurred (calculated on a “with or without” basis) (after taking into account any Taxes payable by any such Group Company and any loss of Tax benefits by such Group Company attributable to a reduction in Tax basis in assets, in each case, as a result of the receipt of any indemnity payment with respect to such Loss). The amount of the Loss (including a Tax) arising out of any item included as a liability in calculating Closing Working Capital or Closing Indebtedness, if any, shall be calculated net of the amount so included.

(b) Notwithstanding anything to the contrary herein or provided under applicable Law, except in the case of Actual Fraud, Losses shall not include Losses that are in the nature of punitive, incidental, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought, in each case except to the extent any such Losses are awarded and paid by an indemnified party with respect to a Third-Party Claim.

(c) Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using commercially reasonable efforts to (i) resolve any such claim or liability and (ii) mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement. In the event that Purchaser or Seller shall fail to use such commercially reasonable efforts to resolve or mitigate any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any loss, liability, claim, damage or expense that would reasonably be expected to have been avoided if Purchaser or Seller, as the case may be, had made such efforts.

SECTION 8.05 Termination of Indemnification. The obligations to indemnify and hold harmless any party pursuant to (x) Section 8.01(a)(iii) in respect of breaches of any covenant or agreement that by their terms are to be performed prior to the Closing shall terminate upon the one-year anniversary of the Closing Date and (y) Section 8.03 shall terminate upon the expiration of the applicable statute of limitations; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a good faith claim by delivering a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 8.06 or Section 8.07 to the party to obligated to provide the indemnification.

SECTION 8.06 Indemnification Procedures for Other Than Tax Claims.

(a) Third-Party Claims. In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 or Section 8.02 in respect of, arising out of or involving a claim made by any third Person against the indemnified party (a “Third-Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the

Third-Party Claim within 10 Business Days after receipt by such indemnified party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure. Such written notice shall set forth in reasonable detail such Third-Party Claim, the damages claimed therein and the basis for indemnification (taking into account the information then available to the indemnified party). Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim. Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

(b) Assumption. If a Third-Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided it acknowledges its indemnity obligations under this Agreement and agrees to fully pay such Third-Party Claim. Should the indemnifying party so elect in writing to assume the defense of a Third-Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that the indemnifying party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim, and shall pay the reasonable and documented fees and expenses of outside counsel retained by the indemnified party, if (i) the Third-Party Claim seeks an injunction or equitable relief against the indemnified party or any of its Affiliates that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages (if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion solely relating to money damages); (ii) the indemnifying party is also a party to such Third-Party Claim, and in the opinion of the indemnified party’s outside counsel, a conflict exists between the indemnifying party and the indemnified party (or there are defenses available to the indemnified party that are unavailable to the indemnifying party), (iii) the defense and conduct of the Third-Party Claim is handled by the insurer pursuant to the representation and warranties insurance policy terms and conditions, (iv) such Third-Party Claim involves criminal liability or may reasonably result in criminal Actions or (v) if the indemnifying party failed or is failing to vigorously prosecute or defend such Third-Party Claim, in which events the indemnified party shall assume the defense. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable and documented fees and expenses of outside counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third-Party Claim in accordance with Section 8.06(a)). If the indemnifying party chooses to defend or prosecute a Third-Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim and which releases the indemnified party completely in connection with such Third-Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (ii) a finding or admission of fault or misconduct by the indemnified party.

(c) The parties shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim, including by (i) furnishing or causing to be furnished such records, information and testimony, and attending such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; (ii) furnishing information regarding and, upon request, procuring the attendance of potential witnesses for interview, preparation, submission of witness statements and the giving of evidence at any related hearing; (iii) furnishing documentary evidence to the extent available to it or its Affiliates; and (iv) providing access to any other relevant party, including any Representatives of the such other relevant party as reasonably needed.

(d) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or Section 8.02 that does not involve a Third-Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party. Subject to Section 8.05, the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 or Section 8.02, except to the extent that the indemnifying party shall have been prejudiced as a result of such failure. If the indemnifying party does not notify the indemnified party within 45 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.01 or Section 8.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.01 or Section 8.02 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the indemnifying party has timely disputed its indemnity obligation for any Losses with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 9.11.

(e) Tax Claims. Notwithstanding anything to the contrary herein, Tax Claims shall be governed by Section 8.07 and not by this Section 8.06.

SECTION 8.07 Indemnification Procedures for Tax Claims. (a)If any Taxing Authority makes a claim that, if successful, might result in an indemnity payment pursuant to Section 8.03 (a “Tax Claim”), the indemnified party shall promptly (and in any event within 15 Business Days of receipt of written notice of such Tax Claim) notify the indemnifying party in writing (and in reasonable detail) of such Tax Claim. Failure to provide such notice shall not relieve the indemnifying party from its indemnity obligations under Section 8.03, except to the extent that the indemnifying party’s position is materially prejudiced as a result thereof.

(b) With respect to any Tax Claim relating to Taxes which might result in an indemnity payment pursuant to Section 8.03, the indemnifying party shall have the right, at its cost and expense, to control all Actions taken in connection with such Tax Claim, provided that (i) if such party does not assume the defense of any such Tax Claim within 20 days of notice by the indemnified party, the indemnified party may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such Tax Claim and (ii) in no case will Purchaser be permitted to control any Tax Claim relating to Taxes of the Seller Consolidated Group, provided that, if the conduct or settlement of any portion or aspect of any such Tax Claim could reasonably be expected to obligate Purchaser to make an indemnity payment pursuant to Section 8.03(b)(ii), then Seller shall keep Purchaser reasonably informed and shall consult with Purchaser with respect to that portion or aspect of such Tax Claim and shall not settle or otherwise compromise that portion or aspect of such Tax Claim without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).

(c) The parties shall fully and timely cooperate with each other in contesting any Tax Claim, which cooperation shall include the retention (and upon the other party’s request, the provision to the other party) of records and information that are relevant to such Tax Claim and the making of employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at Actions relating to such Tax Claim, provided, however, that Seller will not be required pursuant to this provision to provide any records or information of the Seller Consolidated Group except to the extent relating to a Tax Claim as to which Purchaser could reasonably be expected to make an indemnity payment pursuant to Section 8.03(b)(ii).

(d) In no case shall any indemnified party settle or otherwise compromise any Tax Claim (other than any Tax Claim relating to Taxes of the Seller Consolidated Group as to which Purchaser is reasonably expected to have no obligation pursuant to Section 8.03(b)(ii), which Seller shall solely control) without the prior written consent of other party (not to be unreasonably withheld, conditioned or delayed).

SECTION 8.08 Tax Treatment of Payments. Any payment made under this Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes.

SECTION 8.09 Survival of Representations and Covenants. Except as otherwise set forth in Section 8.05, none of the representations, warranties, covenants and agreements contained in this Agreement or any other document contemplated hereby shall survive the Closing, except for (a) the covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants and agreements shall survive in accordance with their terms, and (b) the covenants and agreements in Section 5.07, which shall survive the Closing until the expiration of the applicable statute of limitations.

ARTICLE IX

General Provisions

SECTION 9.01 Amendments and Waivers. This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. Notwithstanding the foregoing, no amendments or waivers to the provisions of which the Debt Financing Sources Related Parties are expressly made third party beneficiaries pursuant to Section 9.03 shall be permitted in any manner adverse in any material respect to any Debt Financing Sources Related Party without the prior written consent of such Debt Financing Sources Related Party.

SECTION 9.02 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other party. Any attempted assignment in violation of this Section 9.02 shall be void. Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned, in whole or in part, without consent, by Purchaser (i) to any of its Affiliates unless such assignment would, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect, (ii) for collateral security purposes to any of the Debt Financing Sources (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing) or (iii) following the Closing, to any Person that acquires the Group Companies or any of its assets; provided that, in each case of the foregoing clauses (i) through (iii), no such assignment shall affect or relieve Purchaser of its obligations under this Agreement.

SECTION 9.03 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 9.03 and Article VIII is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 9.03 and Section 5.13 is intended to be for the benefit of, and be enforceable by, the D&O Indemnitees; provided further, however, that each of this Section 9.03 and Section 5.20(d) is intended to be for the benefit of, and be enforceable by, each Group Company and their respective Affiliates and all of their respective directors, officers, managers, employees and

Representatives; provided further, however, that each of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.02, Section 9.11(b), Section 9.11(c), Section 9.11(d), Section 9.12 and Section 9.14 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.02, Section 9.11(b), Section 9.11(c), Section 9.11(d), Section 9.12 or Section 9.14) is intended to be for the benefit of, and be enforceable by, each Debt Financing Sources Related Party; provided further, however, that each of this Section 9.03, Section 7.02 and Section 7.03(c) is intended to be for the benefit of, and be enforceable by, each Purchaser Related Party.

SECTION 9.04 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(i)	if to Purchaser,

ZEB Buyer, LLC

c/o H.I.G. Capital, LLC

1450 Brickell Avenue

31st Floor

Miami, Florida 33131

Attention: Michael Gallagher

Email: mgallagher@higcapital.com

with a copy to (which copy alone shall not constitute notice):

McDermott Will & Emery LLP

333 Avenue of the Americas, Suite 4500

Miami, Florida 33131

Attention: Harris Siskind; Alex Clavero; Taylor Berman; Griffin Doty

Email: hsiskind@mwe.com; aclavero@mwe.com; tberman@mwe.com;

gdoty@mwe.com

(ii)	if to Seller,

ZimVie Inc.

4555 Riverside Drive

Palm Beach Gardens, Florida 33410

Attention: Heather Kidwell, Chief Legal Officer

Email: Heather.Kidwell@zimvie.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Robert I. Townsend III, Esq.

O. Keith Hallam, III, Esq.

Sanjay Murti, Esq.

Email:	rtownsend@cravath.com

khallam@cravath.com

smurti@cravath.com

SECTION 9.05 Right to Specific Performance. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Subject to the following sentence, the parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.11(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither Seller nor Purchaser would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of Seller to seek an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded to fund the Purchase Price and Purchaser’s obligations to effect the Closing (but not the right of Seller to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) all of the conditions set forth in Sections 6.01 and 6.02 were satisfied or waived (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing) at the time when Closing would have been required to occur pursuant to Section 1.02, (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) Seller has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.05 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Outside Date, any party hereto brings any action, in each case, in accordance with this Section 9.05, to enforce specifically the performance of the terms and provisions hereof by any other party or Seller brings any action seeking an injunction, specific performance or other equitable relief in connection with the Equity Commitment Letter, the Outside Date shall automatically be extended (x) for the period during which such action is pending, plus 20 Business Days, or (y) by such other time period established by the court presiding over such action, as the case may be.

SECTION 9.06 Interpretation; Exhibits and Schedules; Certain Definitions. (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Other than with respect to the Outside Date, if any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) any reference herein to “material to the Business” shall be construed to mean “material to the Business, taken as a whole” (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (xii) the phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including in the case of “made available” to Purchaser prior to Closing, material that has been posted in the “data room” (virtual) and established by Seller or its Representatives and to which, and to the extent to which, Purchaser and its Representatives have had access prior to the date of this Agreement.

(b) For all purposes hereof:

“Accounting Principles” means GAAP, and to the extent consistent with GAAP, the accounting practices, principles, policies, procedures and methodologies used in the preparation of the Financial Information, in each case, subject to the deviations to GAAP specifically set forth in Section 9.06(b)(i) of the Seller Disclosure Letter.

“Act 73-2008” means Act No. 73 of May 28, 2008, as amended, also known as the Economic Incentives for the Development of Puerto Rico Act.

“Actual Fraud” means common law fraud under the Laws of the State of Delaware with respect to the representations and warranties expressly set forth in this Agreement that is committed by the party making such representations or warranties.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For all purposes of this Agreement, except for purposes of Section 4.07, Section 4.08, Section 4.09, Section 5.03, Section 5.08, Section 5.18 and Section 9.14, each Equity Commitment Party (and any Person controlling such Equity Commitment Party) shall not be deemed to be an Affiliate of Purchaser.

“Affiliate Contract” means any contract between a Group Company, on the one hand, and Seller or any of its Affiliates (other than a wholly owned Group Company), on the other hand, excluding, for the avoidance of doubt, any Transaction Agreement.

“Alternative Proposal” means (a) in one transaction or a series of transactions, the acquisition of (i) assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Business, including through the acquisition of one or more Subsidiaries of Seller or Business Group Member owning such assets, (ii) 20% or more of the outstanding Equity Interests of any Business Group Member or the Business Group or (iii) the Business; and (b) any proposal or offer from any Person or group (other than Purchaser and its Affiliates) relating to any of the transactions in clause (a) above, provided, however, this Agreement and Transactions contemplated hereby shall not be deemed an Alternative Proposal.

“Anti-Corruption Law(s)” means the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, or any other applicable anti-corruption or anti-bribery law or similar Law.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Area” means the United States, Canada, and each other country in which the Business is conducted as of the Closing Date.

“Assumed Benefit Plan” means any Benefit Plan (i) that is sponsored or maintained by any of the Group Companies or (ii) any assets or liabilities of which (A) the Purchaser has explicitly agreed to assume pursuant to Section 5.06 or (B) transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions, in each case, excluding each Transferring Plan.

“Assumed Liability” means any liability (other than a liability of the Seller Group with respect to Taxes, except as otherwise provided in Section 8.03) to the extent arising out of or relating to the Business (including the ownership or operation thereof) or a Transferred Asset, whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued.

“Benefit Plan” means each plan, program, policy, agreement or other arrangement covering current or former Business Employees, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA, other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA)), (iii) a stock option, stock purchase or other equity or equity-based agreement, program, arrangement or plan, (iv) an individual employment, consulting, change-in-control, severance, retention or other similar plan, program, agreement or arrangement or (v) any other plan, policy, program, agreement or arrangement that provides compensation or benefits, including any bonus, incentive, deferred compensation, profit-sharing, retirement, post-termination, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its ERISA Affiliates, for the benefit of one or more current or former Business Employees or any of their respective dependents, other than any plan, program, policy, agreement or arrangement established pursuant to statute and maintained by a Governmental Authority.

“Business” means, collectively, the business and operations of designing, manufacturing and distributing (a) spinal surgery solutions to improve clinical outcomes for patients, including (i) products and services designed to treat patients with back or neck pain caused by degenerative conditions, deformities, tumors or traumatic injury of the spine, (ii) implants, instrumentation and biologics for various spinal procedures, (iii) spinal motion preserving products and (iv) navigation and robotics used in all spinal procedures and (b) non-dental bone healing technologies and devices.

“Business Assets” means the assets and the properties of the Group Companies (after giving effect to the transactions described in Section 5.15(a)), including the Transferred Assets and excluding the Excluded Assets.

“Business Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any Business Employee, excluding any national, industry or similar generally applicable Contract or arrangement.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are obligated by applicable Law or executive order to close.

“Business Employee” means each employee of Seller or its Affiliates (i) who is, or as of his or her termination of employment was, primarily dedicated to the Business or (ii) whose employment is expected to transfer to Purchaser or one of its Affiliates on the Closing Date by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Purchaser, including, in each case, each such employee who, as of the Closing Date, is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that any individual set forth on Section 9.06(b)(ii)(A) of the Seller Disclosure Letter shall not be a “Business Employee”; provided further that any individual set forth on Section 9.06(b)(ii)(B) of the Seller Disclosure Letter shall be considered a “Business Employee”.

“Business Employee on Leave” means each Business Employee who is receiving short-term or long-term disability benefits or is on leave of absence as of immediately prior to the Closing pursuant to a Benefit Plan principally covering employees employed in the United States (including Puerto Rico).

“Business Group” means collectively, (a) the Group Companies and (b) Seller and any Subsidiary of Seller, but in the case of this clause (b) only to the extent Seller’s or such Subsidiary’s business, operations, assets, properties or liabilities relate to the Business; and “Business Group Member” means, individually, any of the foregoing Persons.

“Business Group Products” means the products, applications or services offered, performed, licensed, sold, distributed or otherwise made commercially available by the Business Group and relating to the Business.

“Business Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Group Companies (after giving effect to the transactions described in Section 5.15(a)) included in the Business Assets.

“Business Tax Audit Amount” means, in the case of any Tax Return of a Seller Consolidated Group that is adjusted by a Determination made after the Closing, the amount calculated as follows:

(a) the aggregate amount of Taxes actually paid with respect to such Tax Return by members of the Seller Group, calculated by taking into account all adjustments made to such Tax Return that arise from such Determination made after the Closing (whether of Business Tax Items or otherwise); minus

(b) the aggregate amount of Taxes that would have been paid with respect to such Tax Return by the members of the Seller Group, calculated by taking into account all adjustments made to such Tax Return that arise from such Determination made after the Closing, but excluding all such adjustments of Business Tax Items.

“Business Tax Item” means any item of income, gain, loss or deduction, or any Tax attribute, in each case, only if such item or Tax attribute is allocable solely to the Business. The determination of whether an item or Tax attribute is allocable solely to the Business shall be made in a manner consistent with the principles used by the Seller Group to allocate such item or Tax attribute, or customarily used by the Seller Group to allocate similar items or Tax attributes, among its business segments for purposes of financial reporting, including GAAP.

“Cash” means, with respect to the Group Companies (after giving effect to the transactions described in Section 5.15(a)), all cash or cash equivalents, including (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of any such Group Company, to the extent a corresponding amount has been cleared from accounts receivable, to the extent applicable), (ii) short-term investments that are readily convertible to cash within two Business Days, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, but excluding (x) any amounts required to cover uncleared checks or drafts issued by any such Group Company (to the extent a corresponding amount has been released from accounts payable), (y) any amounts held in escrow or trust for any other Person, and (z) Restricted Cash.

“Change of Control Payments” means the aggregate amount of all success, change of control, transaction bonus, retention, stay-on or other similar payments or amounts that are payable by any Group Company to any current or former Business Employee as a result of the consummation of the Transactions (and not conditioned upon any other event after the Closing undertaken by Purchaser), together with any employer-paid portion of any employment and payroll Taxes (including social security or similar contributions) related thereto; provided, however, that in no event shall any (whether change of control, bonus, retention or otherwise) (i) payments made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Purchaser (or by a Business Group Member at the written direction of Purchaser) whether prior to, on or following the date of this Agreement or (ii) payments otherwise reflected as a liability of any Business Group Member in calculating Working Capital hereunder, in each case, be considered Change of Control Payments. For the avoidance of doubt, Change of Control Payments shall not include any amounts included in the calculation of Indebtedness, Working Capital or Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

“Contract” means any legally binding (whether written or oral) loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement.

“Controlled Group Liability” means all liabilities (a) under Section 301 of ERISA, (b) under Title IV of ERISA and (c) under Section 412 or 4971 of the Code, in the case of each of clauses (a), (b) and (c), that are imposed on the Group Companies under or in respect of an Benefit Plan solely by reason of the treatment of the Group Companies as a single employer with another Person as a result of the application of Section 414(b), (c), (m) or (o) of the Code or by reason of the treatment of Group Companies as under common control with another Person as a result of the application of Section 4001(b) or ERISA.

“COVID-19” means the COVID-19 pandemic, including any evolutions, mutations or variants of SARS-CoV-2 or the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction (or any other measures affecting the compensation or benefits of employees), reduced capacity, social distancing, shut down, closure, sequestration, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Credit Agreement” means that certain Credit Agreement, dated as of December 17, 2021, by and among Seller, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders and issuing banks party thereto, as amended or modified from time to time.

“Credit Support Obligations” means letters of credit, guarantees, surety bonds, trust agreements, accounts receivable recourse and repurchase agreements and other credit support instruments issued by Seller or any of its Affiliates (including the Group Companies) or third parties on behalf of Seller, any Group Company or the Business.

“Current Assets” means, as determined in accordance with the Accounting Principles, the current assets of the Group Companies (consisting solely of those asset account line items specified on the Reference Working Capital Statement), but excluding (x) Cash and (y) all deferred Tax assets and income Tax assets.

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the current liabilities of the Group Companies (consisting solely of those liability account line items specified on the Reference Working Capital Statement), but excluding (v) Indebtedness, (w) Transaction Expenses, (x) Change of Control Payments, (y) Lease Liabilities (as defined in the Accounting Principles) and (z) all deferred Tax liabilities and income Tax liabilities.

“Debt Commitment Letter” means the executed commitment letter dated as of the date hereof, from the Debt Financing Sources (including all exhibits, schedules and annexes thereto) pursuant to which the Debt Financing Sources have committed, with respect to such commitment letter, subject to the terms and conditions set forth therein, to provide to Purchaser and/or one of its Affiliates the aggregate amounts set forth therein as debt financing, for the purposes set forth therein, including to finance the transactions contemplated by this Agreement and related fees and expenses (collectively, the “Debt Financing”). References to “Debt Commitment Letter” shall include the Debt Commitment Letter as so amended, modified or replaced and any debt commitment letters entered into in connection with any Alternative Financing.

“Debt Financing” is defined in the definition of Debt Commitment Letter. Any reference in this Agreement to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter on the date hereof, as amended, modified or replaced (in whole or in part), including any Alternative Financing.

“Debt Financing Sources” means the Persons that have committed to provide or arrange any debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letter or alternative debt financings in connection with the Transactions, and any joinder agreements, engagement letters, fee credit letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, in each case, together with their respective Affiliates, employees, officers, directors and agents involved in the Debt Financing and the respective successors and permitted assigns of any of the foregoing.

“Debt Financing Sources Related Party” means the Debt Financing Sources together with their respective Affiliates, and the respective directors, officers, employees, partners, members, managers, agents, advisors, controlling persons, and the other representatives, successors and assigns of each of the foregoing.

“Deferred Local Business” means, with respect to each Deferred Market, the portion of the Business that is conducted by Seller and its Subsidiaries in such Deferred Market.

“Deferred Market Closing Date” means, with respect to each Deferred Market, the earlier of (i) three Business Days following the satisfaction of the applicable Deferred Markets Conditions and (ii) the applicable Deferred Market Outside Date; provided, that if such date would fall on the date that is on or prior to the Closing Date, the Deferred Market Closing Date for such Deferred Market shall be the Closing Date.

“Deferred Market Outside Date” means, with respect to each Deferred Market, the date set forth with respect to such Deferred Market in Schedule II hereto; provided that, if on such date (x) the Deferred Markets Conditions with respect to any such Deferred Market are not satisfied and (y) Purchaser shall have used its reasonable best efforts to cause such Deferred Markets Conditions to be satisfied as promptly as reasonably practicable, such date with respect to such Deferred Market shall automatically be extended by six months and such new date shall become the Deferred Market Outside Date with respect to such Deferred Market for purposes of this Agreement.

“Deferred Markets” mean Austria, Belgium, Brazil, Canada, Germany, Italy, Japan, Netherlands, Spain, Switzerland and the United Kingdom.

“Deferred Markets Conditions” mean, with respect to each Deferred Market, (a) no Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law in such Deferred Market shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Deferred Market Closing, (b) other than with respect to Brazil, the Purchaser Local Subsidiary for such Deferred Market shall have been organized and qualified to do business in such Deferred Market and shall have obtained all such regulatory approvals necessary in accordance with the Deferred Market Regulatory Roadmap (including, as applicable, approvals for the transfer of product registrations from the applicable Affiliate of Seller) to operate the applicable Deferred Local Business and (c) with respect to Brazil only, Seller shall have obtained all such regulatory approvals necessary in accordance with the Deferred Market Regulatory Roadmap to transfer certain product registrations related to the Seller Business from ZimVie Brasil Comércio, Importação e Exportação de Produtos Médicos Ltda. (the “Brazil Subsidiary”) to another Person.

“Determination” means (a) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations or a final settlement, compromise or other agreement with the relevant Taxing Authority), including a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD or other similar form, or (b) the payment of Tax by a party (or its Affiliate) that is responsible for payment of that Tax under applicable Law, or the execution of an IRS Form 870 or other similar form, with respect to any item disallowed or adjusted by a Taxing Authority, as long as the responsible party determines that no action should be taken to recoup that payment or file a claim for refund with respect to that item, and the other party agrees.

“Distribution Agreements” means the Separation and Distribution Agreement, by and between Zimmer Biomet Holdings, Inc. and Seller, dated as of March 1, 2022 (the “Separation Agreement”), and the Ancillary Agreements (as defined in the Separation Agreement), including, for the avoidance of doubt, the Tax Matters Agreement by and between Zimmer Biomet Holdings, Inc. and Seller, dated as of March 1, 2022.

“EBI PR” means EBI Patient Care, Inc., a Group Subsidiary incorporated under the Laws of Puerto Rico.

“Environmental Laws” means all Laws concerning natural resources and pollution or protection of the environment, or human exposure to hazardous or toxic materials in the environment or workplace, including all those relating to the presence, use, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, cleanup of or exposure to any hazardous or toxic substances, materials or wastes, pollutants, contaminants, petroleum products or byproducts, fuel oil products and byproducts, toxic mold, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances or radiation.

“Equity Commitment Letter” means the executed equity commitment letter dated as of the date hereof, from the Equity Commitment Party, including all annexes, exhibits, schedules and other attachments thereto, pursuant to which, the Equity Commitment Party, has committed to provide equity financing to Purchaser in an amount set forth therein (the “Equity Financing”).

“Equity Financing” is defined in the definition of Equity Commitment Letter.

“Equity Interest” means any share capital, membership interest, partnership interest or other equity interest in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person engaged in a trade or business that would at any relevant time be treated together with Seller as a “single employer” under Section 414 of the Code or Section 4001(b) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Assets” means the following assets of the Group Companies:

(a) Contracts. All Contracts primarily related to or primarily used in the Seller Business, including the rights related to the Seller Portion of any Shared Contract;

(b) Real Property. All real property primarily related to or primarily used in the Seller Business, including all real property set forth on Section 9.06(b)(iii)(A) of the Seller Disclosure Letter;

(c) Permits. All Permits primarily related to or primarily used in the Seller Business;

(d) Intellectual Property. All Intellectual Property primarily related to or primarily used in the Seller Business, including all Trademarks, Patents, Copyrights and Domain Names set forth on Section 9.06(b)(iii)(B) of the Seller Disclosure Letter;

(e) IP Licenses. All licenses of Intellectual Property granted by any third party to a Group Company primarily related to or primarily used in the Seller Business, including as set forth on Section 9.06(b)(iii)(C) of the Seller Disclosure Letter;

(f) IT Systems. All IT Systems that are either (1) primarily related to or primarily used in the Seller Business or (2) set forth on Section 9.06(b)(iii)(D)(2) of the Seller Disclosure Letter;

(g) Personal Property. All fixtures, machinery, furniture, office equipment, automobiles, trucks, motor vehicles and other transportation equipment, tools and other tangible personal property primarily related to or primarily used in the Seller Business; and

(h) Other. Other than assets of a type set forth in the foregoing clauses (a) to (g), all other assets, properties, Contracts and claims of every nature, tangible and intangible, primarily related to or primarily used in the Seller Business.

“Excluded Liabilities” means any liability of the Group Companies to the extent arising out of or relating to the Seller Business (including the ownership or operation thereof) or an Excluded Asset, whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued.

“Final Closing Date Amount” means an amount equal to:

(a) the Purchase Price; plus

(b) Closing Cash; plus

(c) Closing Working Capital; minus

(d) Target Working Capital; minus

(e) Closing Indebtedness; minus

(f) Closing Transaction Expenses; minus

(g) Closing Change of Control Payments.

“Financial Information” means (i) the unaudited statement of direct revenues and expenses of the Business for the twelve (12)-month period ended December 31, 2022 and the nine (9)-month period ended September 30, 2023, (ii) the unaudited statement of certain assets and liabilities to be assumed of the Business as of September 30, 2023 and (iii) the unaudited depreciation and amortization and capital expenditures of the Business for the twelve (12)-month period ended December 31, 2022 and the nine (9)-month period ended September 30, 2023.

“Financing” means the Debt Financing and the Equity Financing.

“Foreign Direct Investment Laws” means all applicable foreign trade Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate transactions potentially affecting the public order or security of a specific state or alliance of states.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, regulatory or administrative agency, tribunal, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“Group Companies” means the Transferred Company and the Group Subsidiaries.

“Group Subsidiary” means (a) the Subsidiaries of Seller set forth on Section 9.06(b)(iv) of the Seller Disclosure Letter and (b) any other Subsidiary of the Transferred Company formed on or after the date hereof to hold Transferred Assets in accordance with the Steps Plan.

“Hazardous Substances” means (i) petroleum or petroleum products, explosives, radioactive materials, radon gas, lead-based paint, lead, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances and mold, (ii) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants” or words of similar import under any applicable Environmental Law and (iii) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incidental Licenses” means (i) licenses to off-the-shelf software or other software widely available on generally standard terms and conditions; (ii) non-exclusive licenses granted in the Ordinary Course of Business to (x) customers of a Business Group Member, or (y) a vendor or contractor of a Business Group Member solely for the benefit of the Business Group Member; (iii) Contracts under which a non-exclusive license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (iv) confidentiality and non-disclosure agreements entered into in the Ordinary Course of Business and on a standard form (or a substantially similar form) of any Business Group Member; and (v) proprietary agreements with employees or contractors on a standard form (or a substantially similar form) of any Business Group Member.

“Indebtedness” means, as determined in accordance with the Accounting Principles (to the extent applicable), without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses or penalties payable as a result of the consummation of the Transactions) arising under, any obligations of the Business consisting of (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit, (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services (other than trade payables and accounts receivable recourse and repurchase obligations, in each case incurred in the Ordinary Course of Business), including the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (iv) obligations in respect of amounts outstanding under overdraft or similar lines, (v) obligations in respect of interest rate protection agreements, commodity or other swap, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (vi) the amount (which may be positive or negative) equal to (x) the unpaid income Taxes of the Group Companies (whether or not accrued) for which a final Tax Return has not yet been filed, other than any such Taxes included on a Seller Consolidated Group Tax Return (which (a) shall be computed separately for each Group Company on a jurisdiction-by-jurisdiction basis, (b) shall not be less than zero for any Group Company in any jurisdiction or in the aggregate, (c) shall be calculated (I) in accordance with the past practices of the applicable Group Company except as otherwise required by applicable Law, and (II) by assuming that the taxable year of any Group Company ends on the Closing Date and that all income Taxes payable by the Group Companies for the period ending on the Closing Date are liabilities on the Closing Date, and (d) shall include any unpaid liabilities for income Taxes of the Group Companies resulting from an election under Section 965(h) of the Code), minus (y) the amount of Puerto Rican Tax credit described in Section 9.06(b)(v) of the Seller Disclosure Letter that is available to the Group Companies, not to exceed $2,200,000, (vii) obligations in respect of capitalized leases (whether reflected a capitalized on Seller’s balance sheet or calculated in accordance with IFRS, as applicable), (viii) earned but unpaid annual bonuses for the year prior to the year in which the Closing Date occurs (excluding sales-related incentives directly tied to revenue and operational in nature), and the employer portion of any payroll, social security, unemployment or similar Taxes related thereto, (ix) guarantees of obligations of the type described in the foregoing clauses of any other Person, (x) all obligations relating to employer contributions owed but not yet paid to any defined benefit or defined contribution retirement plans (including any employer contributions owed, but not yet made, to any 401(k) Plan for the year prior to the year in which the Closing Date occurs), and the employer portion of any payroll, social security, unemployment or similar Taxes related thereto, (xi) obligations in respect of any severance or similar arrangement to any Person whose employment or other service relationship with the Group Companies terminated prior to the Closing (and the employer portion of any payroll, social security, unemployment or similar Taxes related thereto); (xii) all indebtedness of the type described in the foregoing clauses (i) through (xi) above secured by any Lien on Business Assets that will not be released at the Closing. For the avoidance of doubt, Indebtedness shall not include any amounts included in the calculation of Change of Control Payments, Working Capital or Transaction Expenses.

“Independent Expert” means PricewaterhouseCoopers LLP or, if such firm is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing.

“Initial Closing Date Amount” means an amount equal to:

(a) the Purchase Price; plus

(b) Estimated Cash; plus

(c) Estimated Working Capital; minus

(d) Target Working Capital; minus

(e) Estimated Closing Indebtedness; minus

(f) Estimated Closing Transaction Expenses; minus

(g) Estimated Closing Change of Control Payments.

“Intellectual Property” means all intellectual property rights, in any jurisdiction throughout the world, including the following: (a) any patents or patent applications, together with all reissuances, divisionals, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto, utility model registrations and including all foreign equivalents (“Patents”); (b) any trademarks, rights in trade names, business names, logos, service marks, trade dress or other indicia of origin, together with the goodwill associated with any of the foregoing and rights to sue for passing off and in unfair competition, and any application, registration or renewal thereof (“Trademarks”); (c) rights associated with works of authorship including any copyrights, copyright applications or registrations thereof (“Copyrights”); (d) any internet domain names, uniform resource locators, social medial identifiers, handles or tags and registrations therefor (“Domain Names”); (e) rights under applicable Laws in any confidential know-how or other confidential and proprietary information (“Trade Secrets”); (f) rights associated with designs, including any design applications or registrations thereof and unregistered designs, and (g) database rights, including EU sui generis rights of producers of databases.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between the Seller Group, on the one hand, and any Group Company, on the other hand.

“IRS” means Internal Revenue Service.

“IT Systems” means (a) all computers (including servers, workstations, desktops, laptops and handheld devices), software, hardware, networks, firmware, middleware, routers, hubs, switches, data communications lines, data storage devices, data centers, operating systems and other information technology equipment and other information technology hardware and infrastructure, including any “Infrastructure-as-a-Service” or other hybrid cloud services used by any of the Group Companies in connection with the conduct of the Business and (b) all business systems software or applications (including CRM, ERP, HR, IT support and accounting systems), whether hosted “on prem” or in the cloud, or provided as a service (e.g., “Software-as-a-Service”, “Platform-as-a-Service” or other cloud services) that are used by any of the Group Companies in connection with the conduct of the Business.

“Knowledge” means (i) with respect to Seller and the Business Group Members, the actual knowledge, after reasonable due inquiry of their direct reports, of the individuals listed on Section 9.06(b)(vi) of the Seller Disclosure Letter and (ii) with respect to Purchaser, the actual knowledge, after reasonable due inquiry, of any of the officers or directors of Purchaser.

“Liens” means any pledge, lien, charge, mortgage, deed of trust, security interest, lease, restriction, hypothecation, adverse claim, option to purchase or lease or otherwise acquire any interest, transfer restriction, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, covenant, right-of-way or other title defect or encumbrance of any kind or nature.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or financial condition of the Business taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event or occurrence (A) generally affecting the industry in which the Business operates or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP, or any changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.05), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) pandemics, earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, or force majeure events, (5) any action that is required by this Agreement or the failure to take any action if that action is prohibited by this Agreement, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates, (7) any change or prospective change in the credit ratings of the Business or any of the Business Group Members, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is a Material Adverse Effect) or (9) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (9) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Business, taken as a whole, as compared to other participants in the industry in which the Business operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merger Control Authority” means any Governmental Authority pursuant to any Antitrust Laws or Foreign Direct Investment Laws.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Names” means the names, phrases and logos set forth on Section 9.06(b)(vii) of the Seller Disclosure Letter and any other names, phrases or logos including any such word or logo, and any Trademarks, service marks, Domain Names, trade names, trade dress, social media identifiers, handles and tags, or other identifiers of source or goodwill confusingly similar to, or dilutive of any of the foregoing, in any jurisdiction in the world.

“Net Economic Benefit Agreement” means the Net Economic Benefit Agreement, substantially in the form attached hereto as Exhibit G, to be entered into between Seller and Purchaser with respect to the operation of one or more Deferred Local Businesses following the Closing.

“Open Source Software” means any software, code or data library that is licensed (a) as freeware, shareware, open source software or under similar licensing models, (b) under a license identified as an open source license by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) or (c) under a license or agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, incorporated, integrated, combined or distributed with or otherwise bundled with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works,

(iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge. For the avoidance of doubt, Open Source Code includes software licensed or distributed under any of the following licenses or distribution model terms: (A) GNU’s General Public License (GPL), Affero General Public License (AGPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the BSD License and (E) the Apache License.

“Ordinary Course of Business” means, with respect to the Business Group Members, the ordinary and usual course of business of the Business, consistent with past custom and practice.

“Permitted Liens” means any (i) easements, rights-of-way, encroachments, conditions, restrictions and any other title defects of record incurred or suffered in the Ordinary Course of Business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or reasonably contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, (iii) statutory Liens for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens arising in the Ordinary Course of Business that are not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings, (v) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the Ordinary Course of Business, (vi) non-exclusive licenses of Intellectual Property granted to third parties in the Ordinary Course of Business, (vii) Liens discharged at or prior to the Closing Date and (viii) other non-monetary Liens that do not, individually or in the aggregate, materially impair the use, utility or value of the applicable asset or property affected thereby.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means (a) all data and information that identifies or describes, directly or indirectly, a particular individual or (b) any information that constitutes personal information, personally identifiable information or personal data under any Privacy Laws.

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to each Group Company for any taxable period that ends on or before the Closing Date, other than a Tax Return with respect to any Seller Consolidated Group.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Privacy Laws” means any applicable Laws regulating the collecting, accessing, using, disclosing, transmitting, transferring, securing, sharing, storing, maintaining, retaining, deleting, disposing, modifying, protecting, privacy, breach or processing of Personal Information.

“Promissory Note” means the note payable to be delivered by Purchaser to Seller in a form substantially as attached hereto as Exhibit F.

“Puerto Rico Tax Decree” means the tax exemption decree issued by the Office of Incentives for Businesses of Puerto Rico pursuant to Act 73 -2008 to EBI PR under Case No. 14-73-RI-6, the amendments thereto, and any other related compliance documents.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.10 and Section 4.12.

“Purchaser Tax Act” means (i) any election made by Purchaser or any of its Affiliates under any Tax Law that is effective for (or during) any Pre-Closing Tax Period of a Group Company, (ii) any initiation by Purchaser of any discussion, examination or voluntary disclosure with any Governmental Authority with respect to Taxes for a Pre-Closing Tax Period of a Group Company, and (iii) any action or omission outside of the Ordinary Course of Business taken on the Closing Date after the Closing by Purchaser or any of its Affiliates (including, after the Closing, the Group Companies), in each case, that increases any Taxes of the Seller Business or Seller Consolidated Group (excluding any such action (A) contemplated by this Agreement or (B) effected with the written consent of Seller).

“Real Estate Separation Agreements” means, collectively, those documents effectuating any real property transfers, conveyances, assignments or space sharing arrangements (including deeds, lease assignments, leases, subleases or licenses), in each case, whether as part of the transactions described in Section 5.15(a) or to document a post-Closing arrangement, as more particularly listed in Exhibit E.

“Real Property Lease” means any lease, sublease, license or other agreement (including any amendments, guaranties, assignments and other documents related thereto) pursuant to which any Business Group Member leases, subleases, licenses, uses or occupies any Leased Real Property.

“Reference Time” means 12:01 a.m. (New York City time) on the Closing Date.

“Reference Working Capital Statement” means the statement set forth on Exhibit D and which sets forth an example, for illustrative purposes only, of the Working Capital, prepared in accordance with the Accounting Principles.

“Related Parties” means, with respect to any party, such party’s Affiliates and the former, current and future directors, officers, managers, members, stockholders, equityholders, partners, employees, advisors and representatives, and successors and permitted assigns of such party and its Affiliates.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Restricted Cash” means the aggregate amount (a) Cash of all Business Group Members, wherever and however held, where usage of the Cash is restricted by Law, Contract or otherwise (including all Cash held in escrow or as a security or other deposit or supporting or backing letters of credit or lines of credit, including amounts required as collateral to support credit card and insurance policies) and (b) any amounts not available for general corporate use subject to any limitations on use or distribution or otherwise restricted for a particular use, purpose, or event.

“Sanctions” means all applicable economic sanctions regulations, embargoes, and related measures enforced by (i) OFAC, including the Foreign Assets Control Regulations (31 CFR Parts 500-598) and lists administered by OFAC, including but not limited to the list of Specially Designated Nationals and Blocked Persons, the List of Foreign Sanctions Evaders, or the Sectoral Sanctions Identifications List; (ii) the U.S. Department of Commerce, including the Denied Persons List, the Entity List, or the Unverified List; (iii) the U.S. Department of State, including the Debarred List; (iv) the United Nations Security Council; (v) Her Majesty’s Treasury; the (vi) European Union and as adopted by its member states; or (vii) any other applicable sanctions authority.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Business” means the business and operations of Seller and its Affiliates other than the Business.

“Seller Consolidated Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes Seller or any of its Affiliates (other than such a group that is solely composed of Group Companies).

“Seller Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01 [Organization and Standing; Power], Section 2.02 [Authority; Execution and Delivery], Section 2.04 [the Transferred Equity Interests], Section 2.05 [brokers or finders], Section 3.01(a) [organization and standing; power] and Section 3.02 [authority; execution and delivery; enforceability].

“Seller Group” means Seller and its Subsidiaries, other than the Group Companies.

“Seller Group Products” means the products, applications or services offered, performed, licensed, sold, distributed or otherwise made commercially available by the Seller and its Subsidiaries and relating to the Seller Business.

“Shared Contract” means any Contract pursuant to which Seller or one of its Affiliates (including the Group Companies), on the one hand, and a counterparty, on the other hand, is bound in any material respect of both (i) the Business and (ii) the Seller Business, other than any Contract in respect of information technology services; provided that Seller and Purchaser may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

“Subsidiary”, when used with respect to any Person, means (i) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or manager.

“Target Working Capital” means an amount equal to $178,471,000.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the IRS or other Taxing Authority.

“Taxes” means all taxes or similar duties, fees or charges or assessments thereof imposed by a Taxing Authority, in each case in the nature of a tax, including, without limitation, ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, excise, franchise, gains, goods and services, harmonized sales, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, employer health, use, value added, windfall profits, and withholding, together with any interest, penalties and additions with respect thereto.

“Taxing Authority” means any Governmental Authority exercising tax regulatory authority.

“Transaction Agreements” means this Agreement (including the Seller Disclosure Letter), the Transition Services Agreement, the Brand Licensing Agreement, the Real Estate Separation Agreements, the Promissory Note, the Net Economic Benefit Agreement and any other agreements and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means the aggregate amount of all fees, costs and expenses incurred by the Group Companies prior to the Closing, regardless of when payable (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Group Companies), arising out of or in connection with this Agreement or the Transactions. For the avoidance of doubt, Transaction Expenses shall not include (i) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (ii) any amounts included in the calculation of Indebtedness, Change of Control Payments or Working Capital or (iii) any fees, costs or expenses incurred by the Group Companies after the Closing.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, recordation, excise, conveyance and other similar Taxes.

“Transferred Assets” means the following assets of the Seller Group:

(a) Contracts. All Contracts primarily related to or primarily used in the Business, including the rights related to the Purchaser Portion of any Shared Contract;

(b) Real Property. All real property primarily related to or primarily used in the Business, including all real property set forth on Section 9.06(b)(iii)(E) of the Seller Disclosure Letter;

(c) Permits. All Permits primarily related to or primarily used in the Business;

(d) Intellectual Property. All Intellectual Property primarily related to or primarily used in the Business, including all Trademarks, Patents, Copyrights and Domain Names set forth on Section 9.06(b)(iii)(F)(1) of the Seller Disclosure Letter but excluding all Trademarks, Patents, Copyrights and Domain Names set forth on Section 9.06(b)(iii)(F)(2) of the Seller Disclosure Letter;

(e) IP Licenses. All licenses of Intellectual Property granted by any third party to a member of the Seller Group primarily related to or primarily used in the Business, including as set forth on Section 9.06(b)(iii)(G) of the Seller Disclosure Letter;

(f) IT Systems. All IT Systems that are either (1) primarily related to or primarily used in the Business or (2) set forth on Section 9.06(b)(iii)(H)(2) of the Seller Disclosure Letter;

(g) Personal Property. All fixtures, machinery, furniture, office equipment, automobiles, trucks, motor vehicles and other transportation equipment, tools and other tangible personal property primarily related to or primarily used in the Business; and

(h) Other. Other than assets of a type set forth in the foregoing clauses (a) to (g), all other assets, properties, Contracts and claims of every nature, tangible and intangible, primarily related to or primarily used in the Business.

“Workers’ Compensation Claim” means a claim for workers’ compensation benefits asserted by a Continuing Employee.

“Workers’ Compensation Event” means, with respect to a Continuing Employee, the occurrence of an event, injury, illness or condition giving rise to a Workers’ Compensation Claim.

“Working Capital” means Current Assets minus Current Liabilities. For the avoidance of doubt, Working Capital shall not include any amounts included in the calculation of Indebtedness, Change of Control Payments or Transaction Expenses. For illustrative purposes only, attached as Exhibit D is the Reference Working Capital Statement.

SECTION 9.07 Conflicts; Privilege.

(a) Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, any Group Company) and its and their respective managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Purchaser Parties”), that Cravath, Swaine & Moore LLP (“Seller’s Counsel”) may serve as counsel to, and Deloitte LLP (“Deloitte”) may provide professional services to, Seller, on the one hand, and the Group Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, Seller’s Counsel may serve as counsel to, and Deloitte may provide professional services to, Seller or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, litigation, claim, Action or obligation arising out of or relating to this Agreement, the other Transaction Agreements or the Transactions (any such representation, the “Post-Closing Representation”), notwithstanding such representation (or any continued representation) of the Group Companies prior to the Closing, and Purchaser on behalf of itself and the Purchaser Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser acknowledges that the foregoing provision applies whether or not any Seller’s Counsel provide legal services to, and whether or not Deloitte provides professional services to, any Group Company after the Closing Date.

(b) Purchaser, on behalf of itself and the Purchaser Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Business Group Members prior to the Closing, Seller and their counsel (including Seller’s Counsel) made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Seller and such counsel and the expectation of client confidence belongs to, and shall be controlled by, Seller (notwithstanding that any Business Group Member participated in, was party to or was furnished such communications nor that any Business Group Member is also a client of such counsel), and from and after the Closing, neither Purchaser nor any Group Company nor any Person purporting to act on behalf of or through Purchaser or any Group Company, will seek to obtain the same by any process. From and after the Closing, Purchaser, on behalf of itself and the Purchaser Parties, waives and will not assert any attorney-client privilege with respect to any communication between any Seller’s Counsel, the Group Companies or Seller occurring prior to the Closing in connection with the Current Representation or any Post-Closing Representation, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, any Group Company or any of their respective Affiliates. In connection with any dispute or Action that may arise between Seller, on the one hand, and Purchaser or, after the Closing, any Group Company, on the other hand, Seller (and not Purchaser or any Group Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any Seller’s Counsel and any Group Company that occurred before the Closing. Notwithstanding the foregoing, in the event a dispute arises between

Purchaser or the Group Companies, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by any Seller’s Counsel to such Person; provided, however, that no Group Company may waive such privilege without the prior written consent of Seller.

(c) In the event that any third party commences Actions seeking to obtain from Purchaser or its Affiliates (including, after the Closing, any Group Company) attorney-client communications involving any Seller’s Counsel in connection with the Current Representation, Purchaser shall promptly notify in writing Seller so as to permit Seller to participate in any such Actions.

SECTION 9.08 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party. Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.09 Entire Agreement. This Agreement, the other Transaction Agreements, the Commitment Letters, the Limited Guarantee and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 9.11(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.04 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) Notwithstanding anything to the contrary in this Agreement, each party to this Agreement acknowledges and irrevocably agrees (i) that any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) that, except to the extent relating to the interpretation of any provisions in this Agreement or the Equity Commitment Letter, any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party shall be governed by, and construed in accordance with, the Laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring any such legal action in any other court and (iv) that the provisions of this Section 9.11(c) shall apply to any such legal action.

(d) Notwithstanding anything in this Agreement to the contrary, each party hereby irrevocably and unconditionally (x) agrees that it will not bring or support any litigation against any Debt Financing Sources Related Party in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to such Action and that, except to the extent relating to the interpretation of any provisions in this Agreement or the Equity Commitment Letter, any such Action shall be governed by and construed in accordance with the Laws of the State of New York and (y) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action in any such court.

SECTION 9.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED THEREBY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13 Transferred Company Limited Guarantee.

(a) Effective as of the Closing, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Transferred Company hereby absolutely, unconditionally and irrevocably guarantees to Seller the observance, performance and discharge of Purchaser’s payment obligations under this Agreement and any Transaction Agreement to which Purchaser is a party (other than the Promissory Note), in each case in accordance with and solely if, as and when required by the terms of this Agreement or any such Transaction Agreement (the “Transferred Company Guaranteed Obligations”). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The guarantee contained in this Section 9.13 (the “Transferred Company Guaranty”) is a continuing one and shall remain in full force and effect until all of the Transferred Company Guaranteed Obligations shall have been paid and performed in full, at which such Transferred Company Guaranty shall terminate automatically without notice or any further action by any of the parties hereto, and will be binding upon the Transferred Company, its successors and permitted assigns.

(b) If for any reason Purchaser shall fail or be unable to duly and punctually pay or perform, or cause to be duly and punctually paid or performed, any of the Transferred Company Guaranteed Obligations as and when required pursuant to this Agreement or any such other Transaction Agreement, the Transferred Company, upon written notice from Seller, shall duly and punctually pay, or cause to be duly and punctually paid, such Transferred Company Guaranteed Obligations. The Transferred Company further agrees that the Transferred Company Guaranty constitutes a guaranty of payment when due and not of collection and is in no way conditioned or contingent upon any attempt to collect from Purchaser or any other person.

(c) The Transferred Company agrees that Seller may at any time and from time to time, without notice to or further consent of the Transferred Company, extend the time of payment of the Transferred Company Guaranteed Obligations, and may also enter into any agreement with Purchaser for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms of this Agreement or of any other Transaction Agreement without in any way impairing or affecting the Transferred Company Guaranteed Obligations. The Transferred Company agrees that the Transferred Company Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by:

(i) the failure of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser;

(ii) any change in the time, place or manner of payment of the Transferred Company Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement or any other Transaction Agreement not relating to the Transferred Company Guaranteed Obligations;

(iii) the addition, substitution or release of any Person interested in the transactions contemplated by this Agreement or any other Transaction Agreement;

(iv) any change in the corporate existence, structure or ownership of Purchaser, the Transferred Company or any other Person interested in the transactions contemplated by this Agreement or any other Transaction Agreement;

(v) any insolvency, bankruptcy, reorganization or other similar Action affecting Purchaser, the Transferred Company or any other Person interested in the transactions contemplated by this Agreement or any other Transaction Agreement; or

(vi) the adequacy of any other means the Transferred Company may have of obtaining payment of the Transferred Company Guaranteed Obligations.

(d) The Transferred Company hereby waives promptness, diligence, notice of the acceptance of the Transferred Company Guaranty and of the Transferred Company Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Transferred Company Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Purchaser and all suretyship defenses generally. The Transferred Company hereby waives any and all notice of or proof of reliance by Seller upon the Transferred Company Guaranty or acceptance of the Transferred Company Guaranty. The Transferred Company Guaranteed Obligations, and any of them, will conclusively be deemed to have been created, contracted or incurred in reliance upon the Transferred Company Guaranty, and all dealings between Purchaser or the Transferred Company, on the one hand, and Seller, on the other hand, will likewise be conclusively presumed to have been had or consummated in reliance upon the Transferred Company Guaranty.

(e) Section 9.01, Section 9.02, Section 9.03, Section 9.05, Section 9.06, Section 9.07, Section 9.08, Section 9.09, Section 9.10, Section 9.11, Section 9.12 and this Section 9.13 shall apply with respect to the Transferred Company and the Transferred Company Guaranty.

SECTION 9.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, each of the parties hereto acknowledges and agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had, and waives any rights or claims it may have, against any Person not a party hereto or thereto, including any past, present or future director, officer, partner, agent or employee of any past, present or future member or equityholder of Purchaser, Seller, any Group Company or of any Affiliate or assignee thereof, any Debt Financing Sources Related Parties or any Guarantor not a party hereto or thereto, whether by the enforcement of any assessment or by any legal or equitable Action, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, partner, agent or employee of (x) Purchaser, Seller, any Group Company or of any Affiliate or assignee thereof, as such, or (y) any Debt Financing Sources Related Party, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that, notwithstanding the foregoing, nothing in this Section 9.14 shall in any way limit or modify the rights and obligations of any Debt Financing Sources Related Parties’ obligations to Purchaser under the Debt Commitment Letter.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

ZIMVIE INC., as Seller,
By:
/s/ Vafa Jamali
Name: Vafa Jamali
Title: President and Chief Executive Officer

ZEB BUYER, LLC, as Purchaser,
By:
/s/ Michael Gallagher
Name: Michael Gallagher
Title: President

ZIMMER BIOMET SPINE, INC., as the Transferred Company, solely for the purposes set forth herein
By:
/s/ Vafa Jamali
Name: Vafa Jamali
Title: Chief Executive Officer